Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

NN, INC.,

PRECISION ENGINEERED PRODUCTS HOLDINGS, INC.

AND

ASP NAVIGATE ACQUISITION CORP.

Dated as of August 22, 2020

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(continued)

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(continued)

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(continued)

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TABLE OF ANNEXES

Annex I	Certain Definitions

Annex II	Net Working Capital Calculation

Annex III	Accounting Principles

TABLE OF EXHIBITS

Exhibit A	Acquired Companies

Exhibit B	Excluded Products Business

Exhibit C	Equity Commitment Letter

Exhibit D	Form of Transition Services Agreement

Exhibit E	Plan of Reorganization

Exhibit F	Tax Basis Amount

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of August 22, 2020 (this “Agreement”), is entered into by and among NN, Inc., a Delaware corporation (“Seller”), Precision Engineered Products Holdings, Inc., a Delaware corporation (the “Company”) and ASP Navigate Acquisition Corp., a Delaware corporation (“Purchaser” and, together with Seller and the Company, the “Parties” and each, a “Party”). Capitalized terms used in this Agreement but not otherwise defined will have the meanings set forth in Annex I to this Agreement.

RECITALS

WHEREAS, Seller engages through the Company and its subsidiaries set forth on Exhibit A (the, “Acquired Subsidiaries” and, together with the Company, the “Acquired Companies”) in the design, development and manufacture of cases and trays, reusable and single-use surgical instruments, implantable components, drug delivery and other specialty medical devices for the medical surgical and orthopedic end markets on a global basis (collectively, other than the Excluded Products Business, the “Acquired Business”);

WHEREAS, Seller owns all the issued and outstanding shares (the “Acquired Shares”) of the common stock, par value $0.001 (the “Common Stock”), of the Company;

WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell and assign to Purchaser, the Acquired Shares of the Company and, indirectly, the other Acquired Companies, in each case on the terms and subject to the conditions set forth in this Agreement

WHEREAS, prior to the Closing (as defined herein), Seller shall, and shall cause its applicable Affiliates to, consummate the Reorganization (as defined herein), pursuant to which, among other things, the Company will distribute to Seller the Seller-Retained Subsidiaries (as defined herein);

WHEREAS, as a material inducement to, and as a condition to Seller entering into this Agreement, concurrently with the execution of this Agreement, Purchaser and American Securities Partners VIII, L.P. and certain of its affiliated investment funds (collectively, the “Sponsors”) have entered into an equity commitment letter, dated as of the date hereof and attached as Exhibit C (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, and including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter”);

WHEREAS, Seller, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Acquired Shares, free and clear of any Encumbrances (other than any Encumbrance imposed at Closing by action of, or on behalf of, Purchaser or any of its Affiliates and any restrictions on transfer under any applicable securities Laws), to Purchaser and Purchaser shall purchase the Acquired Shares from Seller, for the consideration specified below in Section 1.2.

Section 1.2 Consideration.

(a) As consideration for the Acquired Shares, Purchaser will pay to Seller, in the manner described herein, an aggregate amount equal to $755,000,000 (Seven Hundred Fifty-Five Million Dollars) (the “Base Consideration”), subject to the adjustments set forth in this Section 1.2 and in Sections 1.5 and 1.7 (as so adjusted, the “Purchase Price”).

(b) The Purchase Price will be:

(i) increased or decreased by the amount by which the Net Working Capital is greater or less than the Target Net Working Capital (the “NWC Adjustment”);

(ii) increased by the Closing Cash;

(iii) decreased by the Closing Indebtedness; and

(iv) decreased by the Acquired Companies Transaction Expenses.

Section 1.3 Closing.

(a) The consummation of the sale of the Acquired Shares to Purchaser and the execution of the other Transaction Documents (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, 10017, at 9:00 a.m. New York City time, on the second (2nd) Business Day after satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in Article II (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions at or prior to the Closing), or at such other place or on such other date as the Parties may mutually agree in writing; provided that, the Closing Date shall not occur before September 30, 2020. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) At least five (5) Business Days prior to the Closing Date, Seller will (i) deliver to Purchaser final invoices with respect to all Acquired Companies Transaction Expenses to be paid by the Acquired Companies at the Closing, and (ii) prepare, or caused to be prepared, and deliver to Purchaser a statement (the “Closing Statement”) setting forth: (A) Seller’s good faith estimate of (1) the estimated Net Working Capital (the “Estimated Net Working Capital”), (2) the estimated Closing Cash (the “Estimated Closing Cash”), (3) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), and (4) the estimated Acquired Companies

Transaction Expenses (the “Estimated Acquired Companies Transaction Expenses”), in each case, determined as of the Reference Time and in accordance with the Accounting Principles and this Agreement, and based on the books and records of the Company and the Acquired Companies; and (B) the Estimated Purchase Price, based on the foregoing and prepared in accordance with the Accounting Principles and this Agreement, together with reasonable supporting documentation and other information describing in reasonable detail how such estimates were derived, calculated or otherwise determined. Following delivery of the Closing Statement, Seller shall cause the Acquired Companies to afford Purchaser and its Representatives reasonable on-site access, during normal business hours and upon reasonable prior notice, to the personnel, accountants, Representatives, properties, books and records, work papers, trial balances of the Acquired Companies and to any other information (and copies thereof) reasonably requested for purposes of reviewing the calculations set forth in the Closing Statement, upon execution of a customary access letter if required by Seller’s outside accountants. Seller shall reasonably consider, in good faith, any comments made by Purchaser and its Representatives with respect to any estimated item to which Purchaser has provided comments to Seller within four (4) Business Days following delivery of the Closing Statement and, if accepted, Seller shall revise the Closing Statement prior to the Closing Date to reflect such comments; provided that, if any comments made by Purchaser or any of its Representatives have been disputed and not resolved between the Parties by Closing, the Closing Statement as delivered by Seller shall prevail.

Section 1.4 Deliveries at Closing.

(a) On or prior to the Closing Date, Seller will execute (where applicable) and deliver, or will cause its subsidiaries to deliver, in each case, to Purchaser, unless the delivery of such item is waived in writing by Purchaser:

(i) duly executed counterparts to each Transaction Document to which Seller or any of its subsidiaries or Affiliates is a party;

(ii) certificates or other evidence representing the Acquired Shares duly endorsed in blank or accompanied by stock powers or similar instrument of transfer duly endorsed in blank in proper form for transfer;

(iii) at least three (3) Business Days prior to the Closing Date, (A) an executed guarantee and lien release by the parties required under the Credit Facility and (B) appropriate Uniform Commercial Code or equivalent termination statements and such other lien release documentation as may be necessary or advisable to release the Encumbrances on the Acquired Business and the Acquired Business Assets securing the Indebtedness pursuant to the Credit Facility in each case, in form and substance reasonably satisfactory to Purchaser;

(iv) a duly executed Internal Revenue Service Form W-9 of Seller in accordance with Proposed Treasury Regulation section 1.1445-2(b)(2)(v); provided, however, that the delivery of such form shall not be considered a condition to Closing and Purchaser’s sole recourse in the event Seller fails to deliver such form shall be to withhold from the Purchase Price such amounts as are required to be withheld pursuant to Section 1445 of the Code;

(v) the certificate(s) contemplated by Section 2.2(c), duly executed by an executive officer of Seller and the Company, as applicable;

(vi) to the extent required by Section 5.7, written resignations, in a form acceptable to Purchaser, (with effect from the Closing Date) of each of the directors and officers of the Acquired Companies as specified by Purchaser pursuant to Section 5.7;

(vii) documentation, in a form reasonably acceptable to Purchaser, evidencing the consummation of the Reorganization prior to Closing, executed in accordance with Section 5.1;

(viii) evidence, in a form reasonably acceptable to Purchaser, that the Terminating Intercompany Agreements have terminated pursuant to Section 5.8; and

(b) On the Closing Date, Purchaser will execute (where applicable) and deliver, or will cause its subsidiaries to deliver, in each case, to Seller, unless the delivery of such item is waived in writing by Seller:

(i) payment by Purchaser of the Estimated Purchase Price, by wire transfer of immediately available funds to the bank account designated in writing by Seller to Purchaser at least two (2) Business Days prior to the Closing Date (the “Seller Account”);

(ii) duly executed counterparts to each Transaction Document to which Purchaser is a party; and

(iii) the certificate contemplated by Section 2.3(b), duly executed by an executive officer of Purchaser.

Section 1.5 Post-Closing Adjustment.

(a) As promptly as practicable after the Closing, but in any event within seventy-five (75) days after the Closing Date, Purchaser will prepare and deliver to Seller a statement based on the Accounting Principles (the “Post-Closing Statement”) setting forth in reasonable detail Purchaser’s good faith calculation of (i) the Net Working Capital and the NWC Adjustment, (ii) the Closing Cash, (iii) the Closing Indebtedness, (iv) the Acquired Companies Transaction Expenses and (v) the proposed Final Purchase Price, in each case, determined as of the Reference Time and in accordance with the Accounting Principles and this Agreement, and based on the books and records of the Acquired Companies. Upon receipt of the Post-Closing Statement, Seller and its agents and representatives shall be given reasonable on-site access, during normal business hours and upon reasonable prior notice, to or copies of (as Seller shall request), solely relevant for the purpose of verifying the Post-Closing Statement and upon execution of a customary access letter if required by Purchaser’s outside accountants, if applicable: (A) all of the books and records, work papers, trial balances and other materials relating to the Post-Closing Statement; and (B) Purchaser’s and the Acquired Companies’ personnel and accountants. If Purchaser does not deliver the Post-Closing Statement to Seller within seventy-five (75) days after the Closing Date, Purchaser shall be deemed to have agreed on the Closing Statement delivered by Seller pursuant to Section 1.3(b) and such Closing Statement (and the calculations therein) shall be final, non-appealable and binding on the Parties hereto.

(b) Seller may, within forty-five (45) days after delivery of the Post-Closing Statement (the “Seller Notice Period”), deliver a notice to Purchaser disagreeing with specific items in the Post-Closing Statement and setting forth Seller’s calculation of the Net Working Capital, NWC Adjustment, Closing Cash, Closing Indebtedness and the Acquired Companies Transaction Expenses, together with supporting documentation and work papers describing in reasonable detail how such specific items were derived, calculated or otherwise determined (the “Notice of Disagreement”). If Seller does not deliver the Notice of Disagreement within the Seller Notice Period, then Seller will be deemed to have agreed to the Post-Closing Statement and the computation of the Purchase Price set forth therein will be final, conclusive and binding on the Parties for all purposes hereunder.

(c) If Seller delivers the Notice of Disagreement within the Seller Notice Period, Purchaser and Seller, during the thirty (30) days following such delivery, will cooperate in good faith to reach agreement in writing on the disputed items or amounts in order to determine the Final Purchase Price. If the Parties so resolve all disputes, the computation of the Purchase Price agreed upon by the Parties, will be final, conclusive and binding on the Parties for all purposes hereunder.

(d) If Seller delivers a Notice of Disagreement within the Seller Notice Period, and Purchaser and Seller are unable to reach an agreement on the disputed items within the period described in Section 1.5(c), the Parties will jointly engage an independent nationally recognized accounting firm to be agreed upon by Purchaser and Seller (the “Independent Accountant”) (with the initial engagement costs paid fifty (50%) by Purchaser and fifty (50%) by Seller, and with the contribution of such costs by Purchaser or Seller, as applicable, reimbursed or credited following the final allocation of fees and disbursements of the Independent Accountant pursuant to this Section 1.5(d)), to review this Agreement and solely the disputed items or amounts for the purpose of calculating the Final Purchase Price (it being understood that, in making such calculation, the Independent Accountant will function as an expert and not as an arbitrator). The scope of the disputes to be resolved by the Independent Accountant shall be limited to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Accounting Principles and this Agreement, and the Independent Accountant is not to make any other determination, including any determination as to whether the definition of “Target Net Working Capital” is adequate or sufficient. In making its calculation of the Final Purchase Price, the Independent Accountant (i) will apply the Accounting Principles including definitions of “Net Working Capital,” “Closing Cash,” “Closing Indebtedness” and “Acquired Companies Transaction Expenses” in this Agreement, (ii) will consider only those items or amounts in the Post-Closing Statement as to which Seller specifically disputes in the Notice of Disagreement and (iii) will not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser or Seller or less than the smallest value for such item assigned by Purchaser or Seller in the Post-Closing Statement or the Notice of Disagreement, as applicable. The Independent Accountant’s decision shall be based solely on written submissions by Purchaser and Seller and their respective Representatives and in no event shall any Party engage in any ex parte communications with the Independent Accountant. Purchaser and Seller shall use their commercially reasonable efforts to cause the Independent Accountant to deliver to Purchaser and Seller, as promptly as practicable (but in any event within thirty (30) days after the date of engagement of the Independent Accountant), a report setting forth its calculation of the Final Purchase Price. The Independent Accountant’s calculation of the Final Purchase Price will be final, conclusive and binding on the Parties for all purposes hereunder. Subject to the following sentence, the costs of any dispute resolution pursuant to this subsection, including the fees, costs and expenses of the Independent Accountant and of any enforcement of the determination thereof, shall be borne by Purchaser and Seller in proportion to the final allocation made by the Independent Accountant of the disputed items weighted in relation to the claims made by Purchaser and Seller, such that the prevailing Party pays the lesser proportion of such fees, costs and expenses. For example, if Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by Purchaser and if the Independent Accountant ultimately resolves the dispute by awarding to Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Independent Accountant shall be allocated thirty percent (30%) (i.e. 300 divided by 1,000) to Purchaser and seventy percent (70%) (i.e. 700 divided by 1,000) to Seller. Notwithstanding the foregoing, the fees and disbursements of the Representatives of each Party incurred in connection with their preparation or review of the Post-Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such Party.

(e) The final, conclusive and binding Purchase Price as determined in accordance with Section 1.5(b), (c) and (d), will be referred to as the “Final Purchase Price.”

(f) If the Final Purchase Price is greater than the Estimated Purchase Price (such excess, the “Purchase Price Excess Amount”), Purchaser will promptly, and in no event later than five (5) Business Days after determination of the Final Purchase Price in accordance with this Section 1.5, pay or cause to be paid to Seller an aggregate amount equal to the Purchase Price Excess Amount, by wire transfer of immediately available funds to the Seller Account.

(g) If the sum of the Final Purchase Price is less than the Estimated Purchase Price (such deficit, the “Purchase Price Deficit Amount”), Seller will promptly, and in no event later than five (5) Business Days after determination of the Final Purchase Price in accordance with this Section 1.5, pay to Purchaser an aggregate amount equal to the Purchase Price Deficit Amount, by wire transfer of immediately available funds to an account specified by Purchaser.

Section 1.6 Withholding Rights.

(a) Purchaser and the Acquired Companies shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other Tax Law (except as provided in Section 6.3(i)). To the extent that such amounts are to be withheld and timely paid to the proper Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Before making any deduction or withholding pursuant to this Section 1.6, Purchaser shall use commercially reasonable efforts to (i) give the Seller five (5) days advance notice of any anticipated deduction or withholding (together with the legal basis therefor), (ii) provide the Seller with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding, and (iii) reasonably cooperate with the Seller in good faith to attempt to reduce any amounts that would otherwise be deducted and withheld pursuant to this Section 1.6.

Section 1.7 Earn-Out Payments

(a) Earn-Out Payments. For the twelve (12) month period ended December 31, 2022 (the “Earn-Out Period”), as additional consideration for the transactions contemplated hereby, Purchaser shall pay or cause to be paid to Seller, in cash, an amount as determined in accordance with this Section 1.7 (the “Earn-Out Amount”). Within thirty (30) days following delivery of the Company’s audited consolidated statement of financial position or balance sheet of the Company as at the end of the Earn-Out Period and the related audited consolidated income statement, audited consolidated statement of comprehensive income, audited consolidated statement of cash flows and audited consolidated statement of changes in equity (the “Audited Financial Statements”) for the Earn-Out Period by a “Big 4” or other nationally recognized independent certified public accountant registered with the PCAOB (the “Purchaser Auditor”), Purchaser shall (i) prepare a good faith calculation (the “Proposed Earn-Out Calculation”) of Adjusted EBITDA for the Earn-Out Period and the applicable amount payable in connection with the Earn-Out Amount, if any, as determined in accordance with Section 1.7(b) (any such amount, as applicable, the “Proposed Earn-Out Amount”), and (ii) deliver to Seller a copy of the Proposed Earn-Out Calculation together with such Audited Financial Statements and other supporting documentation describing in reasonable detail how the Proposed Earn-Out Amount was calculated or otherwise determined (the “Earn-Out Statement”). Following the final and conclusive determination of the Earn-Out Amount in accordance with this Section 1.7 (the “Final Earn-Out Amount”), if the Final Earn-Out Amount exceeds $0.00, Purchaser shall, as promptly as practicable and in any event within ten (10) Business Days after such final determination, pay, or cause to be paid, the applicable Earn-Out Amount to Seller by wire transfer of immediately available funds to an account designated in writing by Seller.

(b) Determination of Earn-Out Amounts. The Earn-Out Amount shall be determined as follows:

(i) if the Adjusted EBITDA for the Earn-Out Period is equal to or greater than $115,000,000 (the “Maximum EBITDA Target”), the Earn-Out Amount for such period shall be $70,000,000 (the “Maximum Earn-Out Amount”); or

(ii) if the Adjusted EBITDA for the Earn-Out Period is greater than or equal to $100,000,000 (the “Minimum EBITDA Target”) but less than the Maximum EBITDA Target, the Earn-Out Amount for such period shall be an amount equal to (x) if the Adjusted EBITDA is equal to the Minimum EBITDA Target, $15,000,000 (the “Minimum Earn-Out Amount”), or (y) if the Adjusted EBITDA is greater than the Minimum EBITDA Target but less than the Maximum EBITDA Target, a proportionate amount between the Minimum Earn-Out Amount and the Maximum Earn-Out Amount, calculated on a straight line basis as follows: Minimum Earnout Amount + ((Adjusted EBITDA - Minimum EBITDA Target)/(Maximum EBITDA Target - Minimum EBITDA Target)) X (Maximum Earnout Amount - Minimum Earnout Amount); it being understood that if Adjusted EBITDA for the Earn-Out Period is less than $100,000,000, the Earn-Out Amount shall be zero (0).

For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate Earn-Out Amount exceed $70,000,000.

(c) Resolution of Earn-Out Dispute.

(i) Within forty-five (45) days of receiving the Earn-Out Statement from Purchaser (the “Earn-Out Notice Period”), Seller may dispute specific items in the Proposed Earn-Out Calculation set forth in the Earn-Out Statement by delivering to Purchaser a written notice of dispute, setting forth Seller’s good faith calculation of the Earn-Out Amount, together with supporting documentation describing in reasonable detail how such specific items were derived, calculated or otherwise determined (the “Earn-Out Notice of Disagreement”). During the Earn-Out Notice Period, Seller and its representatives shall be given reasonable access, during normal business hours and upon reasonable prior notice, to or copies of (as Seller shall request), solely relevant for the purpose of verifying the Earn-Out Statement and upon execution of a customary access letter if required by Purchaser’s outside accountants, if applicable: (A) all of the books and records, work papers, trial balances and other materials relating to the Earn-Out Statement; and (B) Purchaser’s and the Acquired Companies’ personnel and accountants.

(ii) If Seller does not deliver an Earn-Out Notice of Disagreement in accordance with the first sentence of Section 1.7(c)(i), Seller shall be deemed to have agreed to the Earn-Out Statement delivered by Purchaser pursuant to Section 1.7(a) and such Earn-Out Statement and the computation of the Proposed Earn-Out Amount set forth therein shall be final, conclusive and binding on the Parties for all purposes hereunder.

(iii) If Seller delivers an Earn-Out Notice of Disagreement in accordance with the first sentence of Section 1.7(c)(i), Purchaser and Seller shall cooperate in good faith to reach agreement in writing on the disputed items or amounts in order to determine the Final Earn-Out Amount. If the Parties so resolve all disputes, the computation of the Earn-Out Amount agreed upon by the Parties, will be final, conclusive and binding on the Parties for all purposes hereunder.

(iv) If Seller delivers an Earn-Out Notice of Disagreement in accordance with the first sentence of Section 1.7(c)(i) and Purchaser and Seller are unable to reach agreement on the disputed items pursuant to Section 1.7(c)(iii), then Purchaser and Seller shall each be entitled to submit only the matters that remain in dispute to the Independent Accountant, who shall act in accordance with the standards set forth in Section 1.5(d), which shall apply mutatis mutandis, except that the Independent Accountant shall make its determination in a manner consistent with this Section 1.7 and the definition of “Adjusted EBITDA”) and all other defined terms used in this Section 1.7, as applicable. All fees and expenses relating to the work performed by the Independent Accountant under this Section 1.7 shall be payable by the parties hereto in accordance with the last two sentences of Section 1.5(d).

(d) Management of Business. Purchaser shall have the sole and absolute discretion to make business decisions and take actions that may affect the Acquired Business and the Acquired Companies as Purchaser shall determine are necessary or desirable and in the best interests of the Acquired Companies; provided, that, Purchaser shall not knowingly and intentionally take (or knowingly cause any of its controlled Affiliates to take) any action or fail to take any action, the sole or primary purpose of which is to minimize Adjusted EBITDA for the

Earn-Out Period. Without limiting the foregoing, Purchaser shall not (i) wind-down or liquidate all of the Acquired Companies, or (ii) cause the Acquired Companies, as a stand-alone Person (and not as part of a sale of or merger, consolidation, or other business combination or reorganization involving the Purchaser or a sale of all or substantially all of Purchaser’s business or assets in which the Acquired Companies continue the Acquired Business and retain responsibility for the Earn-Out Amount hereunder), (A) to be sold to, merged with or into or consolidated with any Person or (B) to sell all or substantially all of its business or assets to any Person, in each case of (A) and (B), other than to Purchaser or an Affiliate of Purchaser; unless (x) upon such sale, Purchaser agrees to pay to Seller the Maximum Earn-Out Amount (less any portion thereof previously paid by Purchaser) or (y) the purchaser of the business or assets agrees to assume in all respects Purchaser’s obligations pursuant to this Section 1.7, to the extent that such obligations remain outstanding as of immediately prior to such sale.

(e) Provisions of Financial Information. Purchaser shall engage the Purchaser Auditor to prepare the Audited Financial Statements and cause the Purchaser Auditor to deliver (i) such Audited Financial Statements to the Company no later than the later of (x) March 31, 2023 and (y) 30 days following completion of the annual audit and (ii) unaudited consolidated statement of financial position or balance sheet of the Acquired Companies as at the end of March 31, June 30, September 30 and December 31, 2022 and the related unaudited consolidated income statement, unaudited consolidated statement of comprehensive income, unaudited consolidated statement of cash flows and unaudited consolidated statement of changes in equity for such fiscal quarter, which shall be reviewed by the Purchaser Auditor, within the later of (x) 45 days following the end of each fiscal quarter and (y) 15 days following completion of the Purchaser Auditor’s review thereof.

(f) Definitions. For purposes of this Section 1.7, the following terms shall be defined accordingly:

“Adjusted EBITDA” means, with respect to the Earn-Out Period, an amount equal to the consolidated net income as per the Audited Financial Statements, adjusted for any of the following items without double counting: plus (i) any consolidated net interest expense incurred or accrued (including premium payments, debt discounts, fees, charges and related expenses to the extent treated as interest in accordance with GAAP, whether or not presented separately from interest), plus (ii) any consolidated depreciation and amortization incurred or accrued, plus (iii) any net consolidated income Taxes incurred or accrued, (iv)(A) plus or minus, as the case may be, any non-cash adjustments resulting from the application of purchase accounting, (B) plus any non-cash expenses arising from grants, re-measurement or accelerated vesting of equity interests, stock appreciation rights, stock options or restricted stock compensation expense (including non-cash compensatory income to service providers in connection with stock or stock appreciation right repurchases), (C) plus any non-cash impairment of goodwill or other long-term intangible assets, (D) plus or minus, as the case may be, any unrealized non-cash gains or losses or gains or losses attributed to early extinguishment of indebtedness or obligations under interest rate, commodity or non-operating foreign exchange swap contracts and (E) plus or minus, as the case may be, the cumulative non-cash effect of a change in accounting principles, (v) plus or minus, as the case may be, any foreign exchange loss or gain as reported in “Other Income” in GAAP financials and the impact to Adjusted EBITDA resulting from converting foreign currency-based income to United States dollar-based income, (vi) plus or minus, as the case may be, any foreign exchange impact on inter-company loans, (vii) minus or plus, as the case may be, any gains or losses from asset sales that are made outside the ordinary course of business, (viii) plus any direct non-recurring transactional costs and expenses associated with acquisition and divestiture activity, (ix) plus Restructuring Charges, (x) plus third-party or internal expenses incurred or accrued to complete the integration of IT systems (including, without limitation, projects with respect to the Acquired Companies’ EPICOR systems), excluding ordinary course IT maintenance costs, but only to the extent that such expenses exceed $1,800,000; in each case, of the Acquired Companies, determined in accordance with GAAP; provided, that the calculation of “Adjusted EBITDA” shall (x) exclude, without duplication, (i) the purchase price paid by the Acquired Companies and any associated expenses to acquire any Person, operating assets, business or line of business (whether by merger, asset purchase, merger, consolidation or equity purchase) during the Earn-Out Period and (ii) the net income/loss before interest, depreciation and amortization, goodwill impairment and income Taxes of such Person, operating assets, business or line of business, and (y) include, without duplication, the net income/loss before interest, depreciation and amortization, goodwill impairment and income Taxes of any Person, operating assets, business or line of business sold or otherwise disposed of by the Acquired Companies from the Closing Date until the last day of the Earn-Out Period, that would have been generated had such Person, business or line of business not been sold or otherwise disposed of and remained part of the Acquired Companies for the duration of the Earn-Out Period and excluding any expenses associated with such sale or other disposition, assuming that the net income/loss before interest, depreciation and amortization, goodwill impairment and income Taxes, for the remainder of the Earn-Out Period is consistent with the net income/loss before interest, depreciation and amortization, goodwill impairment and income Taxes, for the period prior to such sale or other disposition. Notwithstanding the foregoing, for purposes of any calculation of Adjusted EBITDA required under this Agreement, Adjusted EBITDA shall not include any reduction of Adjusted EBITDA that would be attributable to (x) the Automation Engineering Solutions group or (y) any fees, expenses and other payments to (I) American Securities LLC, including, without limitation, any costs, fees (including director fees), expenses and other payments, if any, payable or reimbursable by or on behalf of the Acquired Companies pursuant to any management agreement, monitoring agreement, transaction and advisory services agreement or other similar contract and (II) any other Affiliate of Purchaser or American Securities LLC (including MW Industries, Inc.) other than pursuant to agreements entered into on arm’s-length terms (in which case, such fees, expenses or other payments shall not be excluded only to the extent such fees, expenses or other payments are on arm’s-length terms).

“Restructuring Charges” means, for the Earn-out Period, expenses (including, without limitation, any employee severance costs and expenses or reversal of expenses incurred or accrued in accordance with Financial Accounting Standards Board Accounting Standards Codification 420 (formerly known as FASB 146)), related to any restructuring plan executed by Purchaser or its Subsidiaries.

Section 1.8 Exchange Rate. For purposes of calculating the Earn-Out Amount and the Purchase Price, as well as the corresponding preparation of the Earn-Out Statement, Closing Statement and Post-Closing Statement (as applicable), all monetary amounts that are denominated in any currency other than United States dollars shall be converted into United States dollars at the exchange rate for converting such currency into United States dollars as set forth in The Wall Street Journal dated, (a) in the case of the Closing Statement, the Business Day on which the Closing Statement is delivered by Seller to the Purchaser, (b) in the case of Post-Closing Statement, the Closing Date, and (c) in the case of the Earn-Out Statement, the last day of the Earn-Out Period.

ARTICLE II

CONDITIONS TO CLOSING

Section 2.1 General Conditions. The respective obligations of each Party hereto to consummate the Transactions shall be subject to the satisfaction (or, to the extent legally permissible, waiver in writing), at or prior to the Closing, of the following conditions:

(a) Orders and Consents. (i) No Governmental Entity of competent jurisdiction shall have enacted or promulgated any law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Transactions that remains in effect, and (ii) each consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof, including any agreement with a Governmental Entity to delay consummation of the Transaction, or any timing agreements, understandings or commitments obtained by request or other action of the U.S. Federal Trade Commission and/or the U.S. Department of Justice, as applicable) imposed under, the HSR Act or any Antitrust Laws in the jurisdictions identified on Schedule 2.1(a) of the Disclosure Letter shall have been obtained, shall have been received or deemed to have been received or shall have terminated or expired, as the case may be.

Section 2.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Closing are subject to the satisfaction (or, to the extent legally permissible, waiver in writing by Purchaser), of each of the following conditions; provided that Purchaser shall only be permitted to waive the condition set forth on Section 2.2(b) upon 10 Business Days’ prior written notice to Purchaser and such waiver shall not be permitted until all other conditions set forth in this Article II have been satisfied (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date):

(a) Representations, Warranties and Covenants of Seller and the Acquired Companies.

(i) Each of the representations and warranties of each of Seller and the Company contained in Article III (other than the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification; Operation of the Acquired Business), Section 3.2 (Acquired Shares), Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.10(b) (Absence of Changes) and Section 3.23 (Brokers)) is true and correct on the date hereof and shall be true and correct on and as of the Closing Date (or, if made as of a specified date, as of such date) in all respects, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein), would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(ii) Each of the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification; Operation of the Acquired Business), Section 3.2 (Acquired Shares), Section 3.3 (Capitalization), Section 3.4 (Authority) and Section 3.23 (Brokers) is true and correct on the date hereof and shall be true and correct on and as of the Closing Date (or, if made as of a specified date, as of such date) in all respects (other than the representations and warranties in Section 3.3(a)(i) and Section 3.3(b), which shall be true and correct in all material respects).

(iii) The representation and warranty set forth in Section 3.10(b) (Absence of Changes) is true and correct on the date hereof and shall be true and correct on and as of the Closing Date.

(iv) Each of Seller and the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement on or prior to the Closing.

(v) Since the date hereof, there shall not have occurred a Material Adverse Effect.

(b) Reorganization. The Reorganization has been consummated in all material respects, in accordance with Section 5.1 (the “Reorganization”).

(c) Certificates of Seller and the Company. Purchaser shall have received certificate(s) of an executive officer of Seller and the Company, as applicable, certifying that the conditions set forth in Section 2.2(a) have been satisfied.

Section 2.3 Conditions to Obligations of Seller. The obligations of Seller to consummate the Closing are subject to the satisfaction (or waiver by Seller), of each of the following conditions:

(a) Representations, Warranties and Covenants of Purchaser.

(i) Each of the representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects, in each case on the date hereof and on and as of the Closing Date as though made on and as such date (or, if made as of a specified date, as of such date), except where the failure of any such representation or warranties to be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement (a “Purchaser Material Adverse Effect”).

(ii) Purchaser shall have performed in all material respects and obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement on or prior to the Closing.

(b) Certificate. Seller shall have received a certificate of an executive officer of Purchaser, certifying that the conditions set forth in Section 2.3(a) have been satisfied.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE ACQUIRED COMPANIES

Each of (a) Seller, in respect of itself and the Acquired Companies, and (b) the Company, in respect of itself and the Acquired Subsidiaries, hereby represents and warrants to Purchaser that, as of the date hereof and as of the Closing Date, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature) or (ii) as set forth on the corresponding sections or subsections of the disclosure letter (with reference to Section 9.15 hereof) delivered to Purchaser concurrently with entering into this Agreement (collectively, the “Disclosure Letter”).

Section 3.1 Organization and Qualification; Operation of the Acquired Business.

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Seller has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business and is qualified to do business and, to the extent such concept is applicable, is in good standing (or the equivalent thereof) as a foreign corporation or other legal entity and is duly qualified, licensed or registered to do business in each jurisdiction where the ownership, leasing, use or operation of its assets or properties or conduct of its business or nature of activities requires such qualification, license or registration, except in each case where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the ability of Seller to consummate the Transactions.

(b) Each of the Acquired Companies is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business and is qualified to do business and, to the extent such concept is applicable, is in good standing (or the equivalent thereof) as a foreign corporation or other legal entity and is duly qualified, licensed or registered to do business in each jurisdiction where the ownership, leasing, use or operation of its assets or properties or conduct of its business or nature of activities requires such qualification, license or registration, except in each case where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.2 Acquired Shares. Seller is the legal owner of all of the Acquired Shares, which represent all of the issued and outstanding equity interests in the Company, and has good and valid title to the Acquired Shares, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). All of the Acquired Shares are: (i) validly issued, fully paid and non-assessable; (ii) free and clear of any preemptive rights and all other Encumbrances (other than Permitted Encumbrances); and (iii) owned, beneficially and of record, by Seller. Seller has the right, authority and power to sell, assign and transfer the Acquired Shares to Purchaser. Immediately following the consummation of the Reorganization, and as of immediately prior to the Closing, all of the issued and outstanding Acquired Shares shall be held of record and beneficially owned by Seller, in each case, free and clear of all Encumbrances (other than any restriction on transfer arising under applicable securities Laws). On the Closing, Purchaser shall acquire good, valid and marketable title to the Acquired Shares, free and clear of any Encumbrance (other than Encumbrances imposed by the actions of Purchaser or its Affiliates and any restrictions on transfer arising under applicable securities Laws).

Section 3.3 Capitalization.

(a) Schedule 3.3 of the Disclosure Letter sets forth as of the date hereof (i) the authorized and issued capital stock and other equity or ownership interests of each Acquired Subsidiary and (ii) the holder of record of all of the outstanding shares and other equity or ownership interests of each Acquired Subsidiary (in each case of clause (i) and (ii), other than non-U.S. Acquired Subsidiaries, all of which are 100% indirectly owned by Seller as indicated on such Schedule).

(b) True, complete and correct copies of the Organizational Documents of each Acquired Company has been made available to Purchaser.

(c) There are no outstanding warrants, obligations, options, rights (including purchase rights, stock appreciation rights, subscription rights, rights of first refusal), calls, subscriptions, puts, convertible or exchangeable securities or other commitments, interests, agreements or arrangements (other than this Agreement) relating to any equity, equity-based or voting interest of any Acquired Company or pursuant to which Seller or any of its Affiliates is or may become obligated to issue, sell, purchase, return, redeem or otherwise transfer or cause to become outstanding any of the Acquired Shares or any other equity, equity-based or voting interest in any Acquired Company. There are no proxies, voting agreements, profit participation features, equity appreciation rights, phantom equity options or other Contracts or arrangements to which Seller or any of its Affiliates is a party or is otherwise obligated relating to the Acquired Shares. Other than Seller, no Person has the right to acquire the Acquired Shares or voting rights with respect thereto and other than the Acquired Shares, Seller has no equity interests in any of the Acquired Companies. There are no outstanding contractual obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire any shares of such Acquired Company or to make any investment in or similar extraordinary provision of funds to, any other Person.

(d) Except as set forth on Schedule 3.3(b) of the Disclosure Letter, no Acquired Company owns any equity interest in any other Person other than an Acquired Company.

Section 3.4 Authority.

Each of (a) Seller and (b) the Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Seller and the Company and, assuming the due authorization, execution and delivery hereof by Purchaser, constitutes a legal, valid and binding obligation of Seller and the Company enforceable against Seller and the Company in accordance with its terms, subject to the effects of the Bankruptcy and Equity Exception. Upon the execution and delivery by Seller of the Transaction Documents to which Seller is a party, such Transaction Documents will constitute a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to the effects of the Bankruptcy and Equity Exception.

Section 3.5 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance by each of Seller and the Company, as applicable, of this Agreement, and by each of Seller and its subsidiaries and the Company and its subsidiaries, as applicable, of any other Transaction Document to which Seller or any of its subsidiaries or the Company or any of its subsidiaries, as applicable, is or will be a party, and the consummation of the Transactions as contemplated hereby or thereby do not and will not, directly or indirectly (with or without notice, lapse of time or both): (i) conflict with or result in a violation or breach of, or default under, the Organizational Documents of Seller or its subsidiaries or the Company or its subsidiaries (including the Acquired Companies), as applicable; (ii) assuming that all consents and approvals contemplated by subsection (b) below have been obtained, all filings described therein have been made, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to Seller or any of its subsidiaries or the Company or any of its subsidiaries, as applicable, or by which its or any of their respective properties or assets are bound; or (iii) result in any breach or violation of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require a consent, waiver notice, filing or other action, or result in the loss of a benefit under, or give rise to others any right of termination, cancellation, amendment or acceleration of, or result in the creation of an Encumbrance (except a Permitted Encumbrance) on any material assets of the Acquired Business pursuant to, any Material Contract except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to (A) prevent or materially delay the consummation by Seller of the Transactions contemplated by this Agreement or (B) be, individually or in the aggregate, material to the Acquired Business, taken as a whole.

(b) Subject to the accuracy of Purchaser’s representations set forth in Section 4.3(b), the execution, delivery and performance of this Agreement by each of Seller and the Company, as applicable, and the consummation of the Transactions as contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, (ii) applicable filings and approvals under any applicable Antitrust Law (including under the HSR Act) and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to (A) prevent or delay the consummation by Seller of the Transactions as contemplated by this Agreement or any other Transaction Document, or (B) be, individually or in the aggregate, material to the Acquired Business, taken as a whole.

Section 3.6 Compliance with Applicable Law; Permits.

(a) Each of the Acquired Companies, including the Acquired Business is not, and since the Lookback Date has not been, in violation of any Law applicable to the Acquired Companies, except for violations that would not be reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole, and each of the Acquired Companies has obtained, maintained in full force and effect and is, and since the Lookback Date has been, in compliance with all Permits, exemptions, orders and franchises from Governmental Entities required to conduct the Acquired Business and own, lease and operate their respective assets and properties related to the Acquired Business as conducted by the Acquired Companies, except for (x) any such licenses the absence of which or (y) any noncompliance with which would not be reasonably expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole (collectively, the “Material Permits”).

(b) Schedule 3.6(b) of the Disclosure Letter sets forth a true, correct and complete list of all Material Permits, true, correct and complete copies of which have been made available to Purchaser. No suspension, cancellation, modification, revocation or nonrenewal of any Material Permit is pending or, to the Knowledge of Seller or any of the Acquired Companies, threatened, except for where such suspension, cancellation, revocation or nonrenewal would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole, since the Lookback Date none of the Acquired Companies or any director, officer, or employee of any of the Acquired Companies, or, to the Knowledge of Seller or any of the Acquired Companies, any agent, third party advisor, employee or other Person acting on behalf of any of the Acquired Companies, (i) is or has been in violation of any provision of the Anti-Corruption Laws with respect to the Acquired Business or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the Anti-Corruption Laws with respect to the Acquired Business. Seller has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws.

(d) Except as would not, individually or in the aggregate, be material to the Acquired Business, taken as a whole, since the Lookback Date each of the Acquired Companies has been in full compliance with the U.S. International Traffic in Arms Regulations (22 C.F.R. §§ 120 – 130) and the Export Administration Regulations (15 C.F.R. §§ 730 – 780).

Section 3.7 Financial Statements.

(a) The true, correct and complete copies of the Annual Financial Statements and Interim Financial Statements are attached as Schedule 3.7(a). The Financial Statements (i) present fairly in all material respects the consolidated financial position and results of operations of the Acquired Business, including the Acquired Companies, as of the dates and for the periods indicated therein, subject to the omission of footnote disclosures of a type customarily made in financial statements for businesses similar to that of the Acquired Business and, with respect to the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be, individually or in the aggregate, material to the Acquired Business, taken as a whole) and (ii) were prepared in accordance with GAAP, consistently applied for the periods herein, the books and records of Seller and the Acquired Companies. The Financial Statements are qualified by the fact that the Acquired Business has not operated as a separate “stand alone” entity within Seller and the Financial Statements do not reflect all carve-out adjustments (including tax-related carve-out adjustments) to account for the fact that the Acquired Business has not been operated as a “stand alone” entity and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Acquired Business had been operated as a standalone entity. As a result, the Acquired Business may have received certain allocated charges and credits that do not necessarily reflect the amounts which the Acquired Business would have incurred on a stand-alone basis.

(b) Except (i) as specifically disclosed, reflected, accrued and adequately reserved against in the Interim Financial Statements, (ii) for liabilities or obligations incurred in the ordinary course of business since the date of the Interim Financial Statements, (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, and (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the Transactions as contemplated by this Agreement, no Acquired Company, including the Acquired Business, has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect of the date hereof, to be reflected on a consolidated balance sheet or disclosed in the notes thereto, other than those which would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Business, taken as a whole.

Section 3.8 Material Contracts.

(a) Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the SEC Reports, (iii) for the Seller Employee Plans and (iv) as set forth in Schedule 3.8 of the Disclosure Letter, as of the date hereof, none of the Acquired Companies is party to, and none of the Acquired Companies is bound by, any Contract with respect to the Acquired Business that:

(i) contains (A) covenants binding upon any Acquired Company that restrict in any material respect the ability of such Acquired Company to compete in any line of business, or with any Person, or in any geographic area or territory binding on any of the Acquired Companies, or (B) exclusivity or “more favored nation” obligations, or granting material rights of first refusal, first offer or first negotiation or similar rights, obligations or restrictions binding on any of the Acquired Companies;

(ii) is a joint venture, partnership or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture between an Acquired Company and a third party;

(iii) (A) is an indenture, note, credit agreement, loan agreement, financing agreement, security agreement, guarantee, bond, other evidence of debt, or similar Contract relating to the incurrence, assumption or guarantee of any Indebtedness, which guarantee or other obligation has an outstanding balance, individually in excess of $1,500,000, other than any such Contract between or among any of the Acquired Companies, (B) grants an Encumbrance on all or any part of the assets of the Acquired Companies, other than Permitted Encumbrances or Encumbrances which shall be released at or prior to the Closing or (C) agrees to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person, which obligation exceeds $1,500,000;

(iv) prohibits the payment of dividends or distributions in respect of the capital stock of the Acquired Companies or prohibits the pledging, redemption or repurchase of the capital stock or other equity interests of the Acquired Companies;

(v) relates to Intellectual Property or material IT Assets other than (A) licenses or agreements for off-the-shelf software or other IT Assets commercially available on standard terms for annual or aggregate payments of no more than $1,000,000 or (B) non-exclusive licenses granted by the Acquired Companies to customers in the ordinary course of business consistent with past practice;

(vi) other than ordinary course purchaser orders or similar arrangements with suppliers of the Acquired Business, has resulted in payments by the Acquired Business of more than $1,500,000 in the aggregate for Seller’s 2019 fiscal year (other than Contracts subject to clause (iii) above or Real Property Leases) or could result in aggregate payments by the Acquired Business in excess of $1,500,000;

(vii) other than ordinary course purchaser orders or similar arrangements with customers of the Acquired Business, is a master services agreement or other Contract or arrangement that has resulted in payments to, or generated revenues for, the Acquired Business of more than $1,500,000 in the aggregate for Seller’s 2019 fiscal year or could result in aggregate payments to the Acquired Business in excess of $1,500,000;

(viii) is a Shared Contract;

(ix) is a Real Property Lease with an annual lease payment of more than $1,500,000;

(x) to which a Governmental Entity is a party;

(xi) with respect to any acquisition, divestiture, transfer or sale of all or a material portion of the capital stock or other equity interests, business, operations, assets or rights of any of the Acquired Companies from or to any other Person (A) entered into in the past five (5) years, and (B) pursuant to which the Acquired Companies have continuing “earn-out”, other contingent payment, indemnification, purchase price adjustment or other obligations, in each case, that would reasonably be expected to result in payments in excess of $1,500,000;

(xii) is a Contract for capital expenditures or the acquisition or construction of fixed assets requiring or otherwise committing to the future payment, expenditure or purchases by any of the Acquired Companies of an amount in excess of $1,500,000;

(xiii) is a Related Party Contract;

(xiv) relates to a settlement or compromise of any pending or threatened Action relating to the Acquired Business for an amount in excess of $750,000; and

(xv) is, or contains, a commitment to enter into any of the foregoing.

Each Contract required to be set forth in Schedule 3.8 of the Disclosure Letter (excluding any Seller Employee Plan) is referred to herein as a “Material Contract”. True, correct and complete copies (including all amendments and supplements thereto) of each Material Contract have been made available to Purchaser or its Representatives.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole, (i) other than expirations after the date of this Agreement in accordance with the terms of the applicable Material Contract, each of the Material Contracts is valid and binding on an Acquired Company and, as of the Closing, will constitute the valid and legally binding obligation of an Acquired Company and, to the Knowledge of Seller or any of the Acquired Companies, each other party thereto, and is in full force and effect and enforceable against the applicable counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) neither Seller nor, to the Knowledge of Seller, any Acquired Company has received notice from any other party to a Material Contract that such other party intends to terminate, not renew or renegotiate in any material respects the terms of any such Material Contract, (iii) there is no breach or default under any Material Contract by either Seller or the applicable Acquired Company and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default or breach thereunder by either Seller or the applicable Acquired Company and (iv) to the Knowledge of Seller, there are no and, since the Lookback Date, have not been any material disputes or indemnity claims with respect to any Material Contract.

Section 3.9 Customers and Suppliers. Schedule 3.9 hereto sets forth (i) the ten largest customers of the Acquired Companies (by revenue) for the six-month period ended on June 30, 2020 (the “Material Customers”), and (ii) the ten largest suppliers of the Acquired Companies (by fees paid or payable) for the six-month period ended on June 30, 2020 (the “Material Suppliers”). Since the date of the Interim Financial Statements no such customer or supplier listed on Schedule 3.9, except as it would be reasonably expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole, (x) neither Seller nor any Acquired Company has received notice from any such customer or supplier that such Person intends to terminate, not renew or renegotiate in any material respects the terms of its material Contracts with the Acquired Companies and (y) there is no breach or default under such Contracts by either Seller or the applicable Acquired Company and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default or breach thereunder by either Seller or the applicable Acquired Company.

Section 3.10 Absence of Changes. Except as contemplated by this Agreement and the Transaction Documents (including in connection with the transactions contemplated hereby and the Reorganization) since the date of the Interim Financial Statements through the date of this Agreement, (a) neither Seller nor the Company or any of the Acquired Companies has taken any action that, if taken after the date hereof, would require the consent of Purchaser pursuant to the terms of Section 5.2(i) to (xix) and (b) there has not occurred any Material Adverse Effect.

Section 3.11 Litigation. There is no, and since the Lookback Date there has not been any, Action by or against Seller or any of the Acquired Companies, any of Seller’s or the Acquired Companies’ properties, assets, operations or businesses (including the Acquired Business) pending or, to the Knowledge of Seller or any of the Acquired Companies, threatened, in each case as applied to Seller, solely with respect to the Acquired Business, other than any such Action that would not reasonably be expected to (a) materially prevent or delay the consummation by Seller of the Transactions as contemplated by this Agreement or (b) have individually or in the aggregate, a Material Adverse Effect. There is no, and since the Lookback Date, neither Seller, nor any of the Acquired Companies nor any of their respective properties or assets is or are subject to any Order, writ, judgment, injunction, decree or award, in each case as applied to Seller, solely with respect to the Acquired Business, except for those that would not reasonably be expected, individually or in the aggregate, to (x) prevent or materially delay the consummation by Seller of the Transactions contemplated hereby or (y) have, individually or in the aggregate, a Material Adverse Effect . Schedule 3.11 of the Disclosure Letter lists all Actions with respect to the Acquired Business against Seller or any of the Acquired Companies, any of Seller’s or the Acquired Companies’ properties, assets, operations or businesses (including the Acquired Business) that resulted or may result in a liability exceeding the amount of $1,000,000, individually or in the aggregate.

Section 3.12 Employee Benefits.

(a) List of Seller Employee Plans and Acquired Company Employee Plans. Schedule 3.12(a) of the Disclosure Letter sets forth a true, complete and correct list of all material Seller Employee Plans, separately identifying each material Acquired Company Employee Plan primarily covering employees based in the United States and each material Acquired Company Employee Plan primarily covering employees based outside of the United States.

(b) Seller Employee Plans Made Available. Seller has made available to Purchaser a complete and correct copy of each material Seller Employee Plan (including each material Acquired Company Employee Plan) (and, in the case of a material Seller Employee Plan or Acquired Company Employee Plan) that is subject to ERISA, the most recent summary plan description) and, with respect to each such material Seller Employee Plan and each material Acquired Company Employee Plan, has made available to Purchaser, to the extent applicable and available, a complete and correct copy of (i) the most recently received IRS determination letter, or if such material Seller Employee Plan or Acquired Company Employee Plan is a prototype plan, the opinion or notification letter which covers each such material Seller Employee Plan or Acquired Company Employee Plan; (ii) the most recently filed IRS Form 5500; and (iii) all insurance contracts, trusts or other funding vehicles with respect to such material Seller Employee Plan or Acquired Company Employee Plan (provided that with respect to any non-US Acquired Company Plan, such documents are provided only in respect of a material Acquired Company Plan).

(c) No Multiemployer or Title IV Plans, or Certain Other Plans. Neither Seller nor any ERISA Affiliate maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to, or has or could reasonably be expected to have any Liability with respect to: (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or (ii) a plan that is subject to Title IV of ERISA or Section 412 of the Code, in each case, except as could not result in Liability to Purchaser or its Affiliates or any Acquired Company. No Seller Employee Plan is a (x) multiple employer plan (within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code) or (y) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) Retiree Welfare Plans. Except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law, no Seller Employee Plan provides for any material benefits or coverage in the nature of health, life or disability insurance following retirement or other termination to any Acquired Company Employee (or any dependent or beneficiary thereof) that would result in a material Liability to Purchaser or its Affiliates or any Acquired Company.

(e) Compliance with Law. Each Seller Employee Plan has been established and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except as would not reasonably be expected to result in a material Liability to Purchaser or its Affiliates or any Acquired Company . Except as would not reasonably be expected to result in a material Liability to Purchaser or its Affiliates or any Acquired Company: (i) there are no Actions or claims (other than routine claims for benefits) pending or, to the Knowledge of Seller or any of the Acquired Companies, threatened in writing, with respect to any Seller Employee Plan or any related trust or other funding medium thereunder, and (ii) no Action by the Department of Labor, the IRS or other Governmental Entity is pending, in progress or, to the Knowledge of Seller or any of the Acquired Companies, threatened in writing.

(f) Determination Letters. Each Seller Employee Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code, and any related trust established in connection with such Seller Employee Plan that is intended to be exempt under 501(a) of the Code, has received a favorable determination, advisory and/or opinion letter from the IRS or has applied for such favorable determination, advisory and/or option letter that the Seller Employee Plan is so qualified and the related trust is so tax exempt.

(g) No Acceleration. Except as set forth on Schedule 3.12(g) of the Disclosure Letter or as expressly required or permitted pursuant to the terms of this Agreement or applicable Law, neither the execution of this Agreement nor the consummation of the Transactions alone or in connection with any other event, could (i) result in, or accelerate the time of, any payment, benefit or vesting, or trigger any funding (through a grantor trust or otherwise) of any compensation or benefits, under any Seller Employee Plan to any Acquired Company Employee, (ii) increase the benefits or amount payable under any Seller Employee Plan to any Acquired Company Employee or (iii) give rise to any payments or benefits that would be nondeductible to any Acquired Company under Section 280G of the Code or that would result in an excise Tax on any recipient under Section 4999 of the Code.

(h) Gross Ups. Except as could not result in Liability to Purchaser, its Affiliates or any Acquired Company, no Acquired Company Employee Plan provides any person with a “gross up” or similar payment in respect of any Taxes or related interest or penalties that may become payable under Section 409A or 4999 of the Code.

(i) Contagion Event. Except as set forth in Schedule 3.12(i) of the Disclosure Letter, no material action has been taken by Seller, in respect of the Acquired Company Employees or such individuals’ compensation or benefits, in each case, in response to a Contagion Event that could result in a material Liability to Purchaser or its Affiliates or any Acquired Company.

Section 3.13 Labor and Employment Matters.

(a) Acquired Company Employees. Schedule 3.13(a) of the Disclosure Letter sets forth a true, complete and accurate list, as of the date of this Agreement, of all Acquired Company Employees based in the United States and, to the Company’s Knowledge, all Acquired Company Employees based outside of the United States, by (i) name, (ii) title, (iii) 2020 annual base salary or wage rate, (iv) 2020 target annual bonus, to the extent applicable, (v) 2020 target commission opportunity, to the extent applicable, (vi) date of hire, (vii) classification as exempt or non-exempt, (viii) status as active or inactive and (ix) for any Acquired Company Employee that is on leave, to the extent such information is readily available to the Company, the type of leave such Acquired Company Employee is on.

(b) At-Will Employment. All Acquired Company Employees who are employed in the U.S. are employed on an at-will basis.

(c) Compliance with Laws. With respect to Acquired Company Employees, Seller and the applicable Acquired Company are, and since the Lookback Date have been, in material compliance with all applicable Laws regarding labor and employment, including, by way of example, those related to employment practices, terms and conditions of employment, social security, wages and hours, including calculation and payment of overtime compensation, employee classification, leaves of absence, collective bargaining, equal opportunity, discrimination and harassment, occupational health and safety, immigration and workers’ compensation. To the Knowledge of Seller or any of the Acquired Companies, since the Lookback Date, there have been no sexual harassment allegations against any Acquired Company Employee with the title of officer or executive.

(d) Labor and Employment Proceedings. With respect to Acquired Company Employees, since the Lookback Date, except as would not reasonably be expected to be, individually or in the aggregate, material for the Acquired Companies, taken as a whole, neither Seller nor any Acquired Company has received in writing any demand letters, complaints or other written communications related to claims made by or on behalf of any such employee before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, a state workers compensation appeals board or any other comparable Governmental Entity.

(e) Unions and Collective Bargaining Agreements. Other than as set forth on Schedule 3.13(e) of the Disclosure Letter, no Acquired Company Employees are members of, or represented by, any labor union, works council or similar labor organization and none of Seller nor the Acquired Companies are party to any collective bargaining agreement, works council agreement or similar agreement with respect to any Acquired Company Employees and no such agreement is presently being negotiated. Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of the labor or collective bargaining agreements listed on Schedule 3.13(d), together with all amendments, modifications or supplements thereto. To the Knowledge of Seller or any of the Acquired Companies, no organization efforts are currently ongoing with respect to any Acquired Company Employees.

(f) WARN Act. With respect to the Acquired Company Employees, Seller and the Acquired Companies are in material compliance with the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101), as amended, or any other applicable Laws regarding redundancies, reductions in force, mass layoffs, and plant closings (collectively, the “WARN Act”).

Section 3.14 Insurance.

(a) Schedule 3.14(a) of the Disclosure Letter sets forth a true, correct and complete list of all material insurance policies covering the Acquired Companies or under which any acquired Company receives, directly or indirectly, any benefit, including policies providing property, casualty, liability and workers’ compensation coverage (collectively, the “Insurance Policies”), including coverage type, insurance carrier, effective dates, limits, and deductibles/retentions with respect of each Insurance Policy. True, correct and complete copies of the Insurance Policies have been made available to Purchaser. (i) All such Insurance Policies or renewals thereof are, and have been since the Lookback Date, in full force and effect as of the date of this Agreement, valid and binding in accordance with their respective terms, (ii) none of the Acquired Companies is in default under any such policy and has not received notice of cancellation or non-renewal of, premium increase with respect to, or alteration of coverage under any insurance policy, (iii) all premiums and other amounts due on or under such Insurance Policies have either been paid in full or are current with respect to their respective payment schedules and (iv) insurance policy limits have not been eroded by the payment of claims above 10%.

(b) Except as set forth on Schedule 3.14(b) of the Disclosure Letter, there are no material claims related to the business of the Acquired Business pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Acquired Business and are sufficient for compliance with all applicable Laws and Contracts to which the Acquired Companies are a party or by which it is bound with respect to the Acquired Business.

Section 3.15 Real Property.

(a) Schedule 3.15(a) of the Disclosure Letter sets forth a complete and accurate list of all real property that any Acquired Company owns and has (or will own and have following the Reorganization) good, valid, legal and marketable title (or its foreign equivalent) to such real property (individually or collectively, as applicable, the “Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances, and identifies for each Owned Real Property the address and title holder of record. With respect to each Owned Real Property, neither Seller nor any Acquired Company has entered into any agreement for the sale, exchange or transfer of any Owned Real Property or portion thereof. With respect to each Owned Real Property: (i) there are no leases, subleases, licenses or other occupancy agreement granting to any Person the right to use, occupy or operate any portion of the Owned Real Property; (ii) all components of all buildings, structures and other improvements located on the Owned Real Property are in good operating condition and repair in all material respects for the uses for which they are currently employed (normal wear and tear excepted); (iii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property (other than the right of Purchaser pursuant to this Agreement), or any portion thereof or interest therein; (iv) to the Knowledge of Seller, the use, operation and occupancy of any Owned Real Property, as currently used, operated and occupied, and the conduct of the business thereon, as currently conducted, complies in all respects with all deed restrictions and applicable Laws consisting of building codes, zoning, subdivision or other land use or similar Laws (or their foreign equivalent) in all material respects; and (v) except as described in Schedule 3.15(a) of the Disclosure Letter, there are no pending, or to the Knowledge of Seller or any of the Acquired Companies, threatened, condemnation, expropriation, taking or similar proceeding (or their foreign equivalent) affecting any Owned Real Property.

(b) Schedule 3.15(b) of the Disclosure Letter sets forth a true, complete and accurate list of all items of real property that any Acquired Company has (or will have following the Reorganization) a good, valid and binding leasehold interest (the “Leased Real Property”, with the leases relating to such Leased Real Property, collectively the “Real Property Leases”) to use, operate or occupy the real property leased, subleased, licensed or sublicensed by any Acquired Company, including the entity name of the tenant and address of each Leased Real Property. True, correct and complete copies (including all amendments thereto) of each Real Property Lease have been made available to Purchaser or its Representatives. Except as set forth on Schedule 3.15(b): (i) no Acquired Company has subleased, or licensed the right of a third party to use any portion of the Leased Real Property subject thereto; (ii) neither Seller or any Acquired Company has breached such lease; (iii) the use, operation and occupancy of any Leased Real Property listed on Schedule 3.15(b) comprises all of the real property used in the business of the Acquired Companies, as currently used, operated and occupied, and, to the Knowledge of Seller, the conduct of the business thereon, as currently conducted, complies in all material respects with all applicable Laws consisting of building codes, zoning, subdivision or other land use or similar Laws (or their foreign equivalent); (iv) to the Knowledge of Seller, all components of the buildings, structures and other improvements comprising the demised premises leased to the Acquired Companies pursuant to each Leased Real Property are in good operating condition and repair in all material respects for the uses for which they are currently employed (normal wear and tear excepted); and (v) there are no pending, or to the Knowledge of Seller or any of the Acquired Companies, threatened, condemnation, expropriation, taking or similar proceeding (or their foreign equivalent) affecting any Leased Real Property.

(c) The Real Property constitutes, or will constitute following the Reorganization, all of the real property necessary for the Acquired Companies to conduct the Acquired Business in the manner in which such Acquired Business is currently being conducted.

Section 3.16 Taxes. Except as set forth on Schedule 3.16 of the Disclosure Letter:

(a) All income and other material Tax Returns required to be filed by the Acquired Companies have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b) All material Taxes required to be paid by the Acquired Companies have been timely paid.

(c) No Tax audit, examination, investigation or other proceeding relating to a material amount of Taxes with respect to any Acquired Company is currently pending.

(d) There are no Encumbrances for Taxes upon any of the assets of the Acquired Companies, other than Permitted Encumbrances.

(e) No written claim has been made in the past three (3) years by a Taxing Authority in a jurisdiction where an Acquired Company does not file Tax Returns to the effect that such Acquired Company is required to file a Tax Return or may be subject to Tax in such jurisdiction.

(f) No Acquired Company (i) has any liability for the Taxes of any Person (other than the Parent Group, the Acquired Companies, and their subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, (ii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than (x) such an agreement with any member of the Parent Group and (y) any other commercial agreements or contracts not primarily related to Tax or any agreement among or between only the Acquired Companies and/or any of their subsidiaries) or (iii) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(g) No Acquired Company has been party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or analogous provisions of state, local or non-U.S. Tax Law)

(h) The Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(i) No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

Section 3.17 Intellectual Property and Privacy.

(a) Registered Intellectual Property. Schedule 3.17(a) of the Disclosure Letter contains a complete and accurate list of all material Intellectual Property registrations and applications owned by the Acquired Companies with respect to the Acquired Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole: (i) there are no pending proceedings, including but not limited to any interference, reexamination, cancellation, or opposition proceeding before any Governmental Entity (including before the United States Patent and Trademark Office) anywhere in the world to which Seller or any of the Acquired Companies are a party related to any item of Intellectual Property on Schedule 3.17(a) of the Disclosure Letter; and (ii) each item on Schedule 3.17(a) is subsisting, unexpired and, to the Knowledge of Seller or any of the Acquired Companies, valid and enforceable.

(b) Ownership, Trade Secrets and IT Assets. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole: (i) the Acquired Companies exclusively own all right, title, and interest in and to all of the Intellectual Property owned or purported to be owned by the Acquired Companies or included in the Acquired Business Assets (the “Acquired IP”), free and clear of all Encumbrances (other than Permitted Encumbrances); (ii) the Acquired Companies have valid and continuing rights to use all other Intellectual Property as the same is used in the Acquired Business as currently conducted; (iii) Seller and its Affiliates have taken commercially reasonable actions to safeguard, maintain and protect (A) the confidentiality of the Trade Secrets owned or purported to be owned by the Acquired Companies, (B) Personal Information in their possession or under their control and (C) the security, integrity and continuous operation of the IT Assets used in the operation of the Acquired Business (the “Company IT Assets”), and in each case of (A), (B) and (C), there have been no violations, breaches, unauthorized access to or outages of same (other than those that were resolved without material cost or liability or the duty to notify any Person); (iv) the Acquired Companies own or have a valid right to access and use all Company IT Assets; and (v) the Company IT Assets are adequate for, and operate and perform in all material respects as required in connection with, the operation of the Acquired Business as currently conducted.

(c) Infringement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole: (i) the operation of the Acquired Business and the making, using, selling or other commercial exploitation of the products and services of the Acquired Business as it is currently conducted does not (and has not, since the Lookback Date) infringe, misappropriate or otherwise violate the Intellectual Property of any Person; (ii) since the Lookback Date, neither Seller nor any of its Affiliates has received written notice from any Person (other than those that were resolved without material cost or liability) (x) threatening a claim of infringement, misappropriation or other violation of Intellectual Property by any Person against any Acquired Company or (y) challenging the ownership, use, validity or enforceability of any Acquired IP; (iii) to the Knowledge of Seller or any of the Acquired Companies, none of the Intellectual Property owned by the Acquired Companies with respect to the Acquired Business is being (or has been, since the Lookback Date) infringed, misappropriated, or otherwise violated by any Person; and (iv) since the Lookback Date, Seller and its Affiliates have not asserted any Action in writing against any Person with respect to infringement, misappropriation, or other violation of the Acquired IP.

(d) Protection and Development. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole, the Acquired Companies have executed written agreements with each of their respective former and current employees, consultants and independent contractors who have accessed their Trade Secrets and/or participated in the creation, development or invention of Intellectual Property on their behalf, pursuant to which each such Person has: (i) agreed to hold all Trade Secrets of the Acquired Companies in confidence both during and after such Person’s employment or retention, as applicable; and (ii) presently assigned to the Acquired Companies all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for any Acquired Company in the course of such Person’s employment or retention thereby.

(e) Data Privacy. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole: (i) the Acquired Companies have at all times complied with (A) all applicable Privacy Laws, (B) all of the Acquired Companies’ posted policies and notices regarding Personal Information, and (C) all of the Acquired Companies’ contractual obligations with respect to Personal Information; (ii) the Acquired Companies have implemented and at all times maintained reasonable technical and organizational safeguards to protect Personal Information and other confidential data against loss, theft, or unauthorized access, use, modification, alteration, destruction or disclosure; (iii) to the Knowledge of Sellers, there have been no material breaches, security incidents, or unauthorized access to or disclosure of any Personal Information in the possession or control of the Acquired Companies; (iv) since the Lookback Date, the Acquired Companies have not received any written notice of any claims of, or investigations related to, or been charged with, the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information and to the Knowledge of Seller or any of the Acquired Companies, there are no facts or circumstances that could reasonably form the basis of any such notice or claim. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Business, taken as a whole, the transfer of Personal Information to Purchaser or the Acquired Companies, as applicable, in connection with the Transactions will not violate any applicable Privacy Laws or the privacy policies of any Acquired Company as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained.

Section 3.18 Environmental Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material for the Acquired Business, taken as a whole: (i) each of the Acquired Companies is and since the Lookback Date has been in compliance with any applicable Environmental Law, which includes obtaining, maintaining and complying with all permits, licenses, authorizations and approvals required under any applicable Environmental Laws for its operation of the Acquired Business as conducted at the relevant time; (ii) none of the Acquired Companies has received written notice of any pending or threatened Actions regarding any Environmental Law against the Acquired Companies; and (iii) to the Knowledge of Seller or any of the Acquired Companies, no events have occurred and no circumstances exist at any Real Property or any property formerly owned, leased or operated by any of the Acquired Companies that would reasonably be expected to result in an Order or other obligation for the investigation or remediation of Hazardous Materials under any applicable Environmental Laws by the Acquired Companies.

(b) Seller has made available to Purchaser copies of all reports of any material environmental, health or safety audits, investigations, assessments or studies relating to its past or current properties, compliance or operations (including those submitted to the Connecticut Department of Energy and Environmental Protection as required in connection with Seller’s or the Acquired Companies’ compliance with the Connecticut Property Transfer Act), which are in the possession or reasonable control of any Seller or the Acquired Companies.

Section 3.19 Food and Drug Matters

(a) The Acquired Companies possess all material Permits and approvals required under, and are in material compliance with, applicable Food and Drug Laws, including without limitation the (x) current good manufacturing practice and Quality System Regulation requirements of the United States Food and Drug Administration (“FDA”) under 21 Code of Federal Regulations part 820, and (y) establishment registration and device listing requirements of the FDA under 21 Code of Federal Regulations part 807. All Products that are subject to the jurisdiction of the FDA or any comparable Governmental Entity are being, and since the Lookback Date have been, developed, tested, distributed, marketed and sold in all material respects with all applicable Food and Drug Laws.

(b) The Acquired Companies have not received written notice from the FDA or any other Governmental Entity that the conduct of their business or any of their Products were or are (i) in violation of any Food and Drug Laws or (ii) the subject of any investigation under the Food and Drug Laws, in each case (i) or (ii) which remains unresolved.

(c) Except as disclosed in Schedule 3.19(c), in the past five (5) years the Acquired Companies have not undertaken a recall or field correction or removal of any Product. No Product is currently under consideration by the Acquired Companies for recall, withdrawal, suspension, or discontinuance for safety or efficacy reasons. None of the Acquired Companies has received any written notice or communication that the FDA or any other Governmental Entity outside the United States has commenced, or threatened to initiate, any action to (i) withdraw its approval or clearance of any Product, or (ii) commence a seizure or request the recall or withdrawal of any Product, in each case (i) or (ii) which remains unresolved.

(d) Since the Lookback Date, the Acquired Companies have not entered into any consent decree or binding Order pursuant to any Food and Drug Law, and the Acquired Companies are not a party to any currently effective judgment, decree or judicial or administrative binding Order pursuant to any applicable Food and Drug Laws.

(e) The Acquired Companies and, to the Knowledge of the Acquired Companies, no employee of the Acquired Companies, is disqualified or debarred by the FDA or any other Governmental Entity for any purpose for conduct relating to the Food and Drug Laws.

(f) Except as set forth on Schedule 3.19(f), since the Lookback Date, the Acquired Companies have not received any (x) written notice of inspectional observations on an FDA Form 483, or equivalent reports by inspectors or officials from any other Governmental Entity of any situation requiring attention or correction or of conditions or circumstances that are objectionable under or otherwise contrary to applicable Food and Drug Laws, and (y) warning letters, or other written notices from the FDA or any other Governmental Entity indicating a failure to comply with applicable Food and Drug Laws.

(g) Since the Lookback Date, the Acquired Companies have not been the subject of any enforcement action for a violation of any Food and Drug Laws.

Section 3.20 OFAC. Except as would not, individually or in the aggregate, be material to the Acquired Business, taken as a whole, each of the Acquired Companies is, and at all times since the Lookback Date, has been in compliance with all economic sanctions maintained or administered by the Office of Foreign Asset Control (“OFAC”) and other sanctions authorities. None of the Acquired Companies or any of their respective directors, officers, employees, Affiliates or, to the Knowledge of Seller or any of the Acquired Companies, any agent, third party or any of their respective Representatives or other persons associated with or acting for or on behalf of the foregoing (x) is a Person with whom transactions are prohibited or limited under any economic sanctions Laws, or (y) has, directly or indirectly, since the Lookback Date, violated, defaulted, or breached any economic sanctions maintained or administered by OFAC or other sanctions authorities.

Section 3.21 Title to Tangible Assets; Sufficiency of Assets.

(a) Except for any Seller-Retained Asset and assets disposed of in the ordinary course of business, the Acquired Companies own (or will own following the completion of the Reorganization), or in the case of leased assets, have (or will have following completion of the Reorganization) valid leasehold interests in, all of the material assets, properties, claims and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are used or held for use in the Acquired Business.

(b) The assets, properties, claims and rights of the Acquired Companies as of immediately prior to the Closing (but, for the avoidance of doubt, following the Reorganization) and the rights under the Transaction Documents will include all assets, properties, claims and rights necessary for Purchaser to operate and conduct the Acquired Business immediately following the Closing in all material respects as currently conducted, except as set forth in Disclosure Letter; provided, however, that nothing in this Section 3.21 shall be deemed to constitute a representation or warranty as to the adequacy of cash, cash equivalents or working capital or is intended to or shall be treated as a representation of non-infringement.

(c) Schedule 3.21(c) of the Disclosure Letter sets forth a true, correct and complete list of all material assets owned or leased by Seller or any of its Affiliates (including any Seller-Retained Subsidiaries, but excluding the Acquired Companies) that are used in connection with the Acquired Business and that will not be transferred to Purchaser or an Acquired Company or otherwise made available to the Purchaser or the Acquired Companies pursuant to the Transaction Services Agreement, as of the Closing.

Section 3.22 Related Party Transactions. Other than any (a) Contracts to provide the services that are to be provided on an interim basis in accordance with the Transition Services Agreement or otherwise contemplated hereby, or (b) Contracts that will be terminated at or prior to the Closing pursuant to Section 5.8, Schedule 3.22 of the Disclosure Letter lists all Contracts between or among any Acquired Company, on the one hand, and (x) Seller or any subsidiary or Affiliate of Seller

(other than an Acquired Company) or (y) any officer, director, equityholder, partner, employee, manager of Seller or any subsidiary or Affiliate of Seller (other than an Acquired Company) (other than any employee benefit plan or other employment arrangement), on the other hand (the “Related Party Contracts”).

Section 3.23 Brokers. No broker, agent, finder or investment banker is entitled to any brokerage, finder’s or other fee or similar commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or the Company or any of their respective subsidiaries or Affiliates that will be a liability of the Acquired Companies.

Section 3.24 Solvency. Immediately following the Closing and after giving effect to all of the Transactions contemplated by this Agreement, Seller and its Subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of their debts, including contingent and other liabilities, is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their liability on their respective debts, including contingent and other liabilities); (ii) have unreasonably small capital for the operation of the businesses in which they are engaged or proposed to be engaged; or (iii) have debts, including contingent and other liabilities, beyond their ability to pay them as they become due.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither Seller nor the Company make any other express or implied representation or warranty with respect to the Acquired Companies or the Acquired Business or with respect to any other information provided to Purchaser. Neither Seller nor the Company shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Purchaser or its Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, this Section 3.25 shall not waive any claim or right of Purchaser or its Affiliates in any case of Actual Fraud by Seller, the Acquired Companies or any of their respective Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that, as of the date hereof and as of the Closing Date, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to Seller concurrently with entering into this Agreement (collectively, the “Purchaser Disclosure Letter”):

Section 4.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and Purchaser has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business and is qualified to do business and, to the extent such concept is applicable, is in good standing (or the equivalent thereof) as a foreign corporation or other legal entity and is duly qualified, licensed or registered to do business in each jurisdiction where the ownership, leasing, use or operation of its assets or properties owned, leased, used or operated or conduct of its business or nature of its activities requires such qualification, license or registration, except in each case where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the ability of Purchaser to consummate the Transactions. True, complete and correct copies of the Organizational Documents of Purchaser have been made available to Seller.

Section 4.2 Authority. Purchaser has all requisite corporate or similar power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate Transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the Transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the Board of Directors of Purchaser and no other corporate proceedings or stockholder or similar action on the part of Purchaser or any of its Affiliates are necessary to authorize this Agreement, to perform its obligations hereunder, or to consummate the Transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery hereof by Seller, is a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception. Upon the execution and delivery by Purchaser of the Transaction Documents to which it is a party, such Transaction Documents will constitute a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to the effects of the Bankruptcy and Equity Exception.

Section 4.3 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of Transactions contemplated hereby will not, directly or indirectly (with or without notice, lapse of time or both): (i) conflict with or result in a violation or breach of, or default under, the Organizational Documents of Purchaser or its subsidiaries; (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, and all filings described therein have been made, conflict with, breach or violate any Law applicable to Purchaser or by which Purchaser or any of its properties are bound; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent notice, waiver notice, filing or other action or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of an Encumbrance (except a Permitted Encumbrance) on any of the assets of Purchaser pursuant to, any Contracts to which Purchaser or any of its Affiliates is a party or by which Purchaser or any of its Affiliates or its or their respective properties are bound (including any Contract to which an Affiliate of Purchaser is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Purchaser and the consummation of the Transactions contemplated hereby by Purchaser do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky”

laws, (ii) the applicable filings and approvals under any applicable Antitrust Law (including under the HSR Act) and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4 Financing. Purchaser has delivered to Seller true, complete and correct copies of (a) the executed commitment letter, dated as of the date hereof, among Purchaser and the other parties thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, and including all exhibits, schedules and annexes thereto, collectively, the “Debt Commitment Letter”, and the commitments thereunder, the “Debt Financing Commitments”) and corresponding fee letter (the “Fee Letter”) (provided that the Fee Letter may be customarily redacted (none of which redacted terms affect the amount, conditionality or availability of the Debt Financing Commitments or otherwise affect the ability to consummate the Transactions), pursuant to which the financial institutions party thereto (such financial institutions that become party to the Debt Commitment Letter via any joinder agreements or other definitive agreements relating thereto or pursuant to any Alternative Financing (as defined below), collectively, the “Debt Financing Sources”), have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of consummating the Transactions contemplated by this Agreement, and paying related fees and expenses and (b) the Equity Commitment Letter (and the commitments thereunder, the “Equity Financing Commitments”; the Equity Commitment Letter together with the Debt Commitment Letter, each, a “Financing Commitment Letter” and collectively, the “Financing Commitment Letters”; and the Equity Financing Commitments together with the Debt Financing Commitments, collectively, the “Financing Commitments”), pursuant to which the Sponsors have committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein in or through Purchaser for the purposes of consummating the Transactions pursuant to this Agreement and providing the Required Funds (as defined below) (the “Equity Financing”, and together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that Seller is a third-party beneficiary thereof. None of the Financing Commitment Letters have been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated as of the date of this Agreement (except amendments or modifications in connection with the addition of other Debt Financing Sources or as otherwise contemplated by Section 5.6), and the Financing Commitments have not been withdrawn or rescinded in any respect as of the date of this Agreement. As of the date hereof, there are no side letters or Contracts to which Purchaser (or, to their Knowledge, the Sponsors) is a party related to the funding or investing, as applicable, of the Financing, other than as expressly set forth in the Financing Commitment Letters and Fee Letter. Purchaser has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof and Purchaser will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. As of the date hereof, the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto (including the Sponsors) (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)). There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing or related to the ability to consummate the Transactions, other than as expressly set forth in the Financing Commitment Letters (with respect to the Debt Financing, subject to the exercise of “market flex” provisions; provided that such provisions do not affect the amount, conditionality or availability of the Debt Financing Commitments or otherwise affect the ability to consummate the Transactions. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Purchaser or, to the Knowledge of Purchaser, the Sponsors or any other party to the Financing Commitment Letters, (ii) constitute a failure to satisfy a condition precedent on the part of Purchaser or, to the knowledge of Purchaser, the Sponsors or any other party thereto under the Financing Commitment Letters or (iii) result in any portion of the Financing Commitments being unavailable on the Closing Date. As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitment Letters applicable to it will not be satisfied or that the Financing will not be made available to Purchaser on the Closing Date. Assuming the Financing is funded in accordance with the terms and conditions of the Financing Commitment Letters, Purchaser will have on the Closing Date funds sufficient to (i) pay the aggregate Purchase Price, (ii) pay any and all fees and expenses required to be paid by Purchaser in connection with the Transactions and the Financing, and (iii) satisfy all of the other payment obligations of Purchaser contemplated hereunder (the “Required Funds”). Purchaser affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Purchaser obtains the Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 4.5 Litigation. There is no Action (including governmental and administrative Actions) by or against Purchaser or any of its subsidiaries or Affiliates pending or, to the Knowledge of Purchaser, threatened, or any outstanding Order, in each case, that if determined adversely to Purchaser, would reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 4.6 Investment Intent; Compliance with Laws. Purchaser is acquiring the Acquired Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of applicable securities Laws, whether federal, state or foreign. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act. Purchaser understands that the Acquired Shares have not been registered under the Securities Act or any applicable securities Laws, whether federal, state or foreign and are being transferred to Purchaser, in part, in reliance on the foregoing representations and warranties.

Section 4.7 Independent Investigation. Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Acquired Shares and the Acquired Companies as contemplated hereunder. Purchaser has undertaken such investigation and has been provided with documents and information to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement. Purchaser acknowledges that Seller has given Purchaser access to certain employees, documents and facilities of the Acquired Business. Purchaser acknowledges and agrees that the Acquired Companies and the Acquired Shares are sold “as-is”, except as expressly set forth in Article III of this Agreement (including as modified by the Disclosure Letter thereto). Purchaser agrees to accept the Acquired Shares, the Acquired Companies and the Acquired Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and Purchaser expressly acknowledges and agrees that it is not relying on (and Purchaser and its Affiliates expressly disclaim reliance on), any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in Article III of this Agreement including as modified by the Disclosure Letter, thereto. Without limiting the generality of the foregoing, except as expressly set forth in Article III of this Agreement (including as modified by the Disclosure Letter thereto), Purchaser acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Purchaser or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Acquired Business or the future business and operations of the Acquired Business.

Section 4.8 Solvency. Assuming that (x) the representations and warranties of Seller and the Acquired Companies contained in this Agreement or in any Transaction Document or certificate delivered pursuant to this Agreement are true and correct in all respects, (y) the conditions to the obligation of Purchaser to consummate the Transactions set forth in Section 2.1 and Section 2.2 have been satisfied or waived and (z) the Financial Statements fairly presents the consolidated financial condition of the Acquired Companies for the periods covered thereby, then immediately following the Closing and after giving effect to all of the Transactions contemplated by this Agreement, including the Reorganization, the Financing, the payment of the Estimated Purchase Price, funding of any obligations of Purchaser or its subsidiaries which become due or payable by Purchaser and its subsidiaries in connection with, or as a result of, the Transactions and payment of all related fees and expenses, Purchaser and its subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because its financial condition is such that the sum of their debts, including contingent and other liabilities, is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their probable liability on their existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which they are engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond their ability to pay them as they become due.

Section 4.9 Brokers. No broker, agent, finder or investment banker is entitled to any brokerage, finder’s or other fee or similar commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

Section 4.10 Ownership of Shares. Neither Purchaser, nor any of its Affiliates (including for purposes hereof, portfolio companies of American Securities LLC or its Affiliates) beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares of common stock of Seller (“Seller Shares”) or any securities that are convertible into or exchangeable or exercisable for Seller Shares, or holds any rights to acquire or vote any Seller Shares. Neither Purchaser nor any of its respective “affiliates” or “associates” (as such terms are defined in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”)) is, or has been at any time within the three (3) year period immediately prior to the date hereof, an “interested stockholder” of Seller (as such term is defined in Section 203 of the DGCL).

Section 4.11 Exclusivity of Representations. The representations and warranties made by Purchaser in this Article IV are the exclusive representations and warranties made by Purchaser. Purchaser hereby disclaims any other express or implied representations or warranties with respect to any information provided to Seller, the Company or any of their respective Affiliates or Representatives. Neither Purchaser, nor any of its Representatives shall have or be subject to any liability to Seller, the Company or any other Person in respect of the accuracy or completeness of any information, documents, projections, forecasts or other material provided to Seller, the Company or any of their respective Affiliates or Representatives. Notwithstanding the foregoing, this Section 4.11 shall not waive any claim or right of Purchaser or its Affiliates in any case of Actual Fraud by Seller, the Acquired Companies or any of their respective Affiliates.

ARTICLE V

COVENANTS PENDING CLOSING

Section 5.1 Reorganization.

(a) Prior to the Closing Date, Seller and its applicable Affiliates shall consummate the Reorganization in accordance with the steps set forth in Exhibit E (the “Reorganization Plan”), and take such additional action as may be necessary such that (i) the Acquired Companies hold at the Closing any Acquired Business Assets held by Seller or any of its subsidiaries other than the Acquired Companies (other than those Delayed-Transfer Assets that are unable to be transferred at or prior to Closing in accordance with this Agreement), (ii) the Seller-Retained Subsidiaries hold the Seller-Retained Assets at the Closing and (iii) the Company shall transfer, in accordance with applicable law, to Seller immediately prior to Closing, the Seller-Retained Subsidiaries. Following the date of this Agreement but prior to Closing, neither Seller nor any of its Affiliates shall be permitted to amend Exhibit E without the prior written consent of Purchaser, which consent may not be unreasonably withheld, conditioned or delayed. In furtherance of the foregoing, Seller and its Affiliates shall execute and deliver all documents, make all filings, arrange for and undertake all related actions that Seller and the Company determine to be necessary and appropriate to consummate the Reorganization; provided, that all such documents, filings or similar documents shall be in form and substance reasonably acceptable to Purchaser prior to the execution thereof. All fees, costs and expenses incurred by any Seller, the Acquired Companies, Purchaser or any of their respective Affiliates in connection with the Reorganization shall be borne by Seller.

(b) Notwithstanding anything to the contrary in this Section 5.1 or elsewhere in this Agreement, there shall be excluded from the transactions contemplated by this Agreement (including the Reorganization) any asset, Real Property Lease, Permit or other Contract or right not owned by an Acquired Company which is not assignable or transferable without the consent of any Person other than Seller, the Acquired Companies or any subsidiary of Seller or Purchaser, to the extent that such consent shall not have been given prior to the Closing (i) (the “Delayed-Transfer Assets”); provided, however, that each of Seller and Purchaser shall have the continuing obligation until twelve (12) months after the Closing to use their best efforts to (x) in the case of assets referred to in clause (i) of this Section 5.1(b), obtain all necessary consents to the assignment or transfer thereof, thereof, provided, that any expenses or costs payable to any third party in connection with obtaining such consents that Seller and Purchaser agree to pay in connection with such consent shall be equally borne by Purchaser and Seller, it being understood that neither Seller nor any of its Affiliates or subsidiaries shall be required to commence any litigation or offer or grant any accommodation (financial or otherwise). Upon obtaining the requisite third-party consents thereto, such Delayed-Transfer Assets, if otherwise includable in the transactions contemplated hereby, shall promptly be transferred and assigned hereunder to Purchaser or one of its subsidiaries or Seller or one of its subsidiaries, as applicable; provided, however, that all fees, costs and expenses incurred by any Seller, the Acquired Companies, Purchaser or any of their respective Affiliates in connection with any such transfer or assignment shall be borne by Seller.

(c) With respect to any Delayed-Transfer Asset that is not transferred or assigned to Purchaser or one of the Acquired Companies, on the one hand, or Seller or one of the Seller-Retained Subsidiaries, as applicable, in the Reorganization or otherwise at the Closing by reason of Section 5.1(a), after the Closing, until any requisite consent is obtained therefor and the same is transferred and assigned to Purchaser or one of the Acquired Companies, on the one hand, or Seller or one of the Seller-Retained Subsidiaries, as applicable, the Parties shall cooperate with each other, upon written request of Purchaser or Seller, as applicable, in endeavoring to obtain for Purchaser or Seller, as applicable, at no cost to Purchaser, Seller or their respective Affiliates, as applicable, an arrangement with respect thereto to provide the applicable Party substantially comparable benefits therein. Purchaser or Seller, as applicable, agrees to indemnify the providing Party and their Affiliates in respect of all Liabilities of the providing Party in respect of any such arrangement, continuing operations and underlying lease, license, Contract, agreement or right.

(d) Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to the Real Property Leases, Permits or other Contracts or rights and that such consents may not be obtained. Without limiting any representation, warranty or covenant of Seller hereunder, Purchaser agrees that neither Seller nor any of its Affiliates shall have any liability to Purchaser or its Affiliates arising out of or relating to the failure to receive any such consent, and no condition shall be deemed not satisfied, as a result of such failure or any Action commenced or threatened by or on behalf of any person arising out of or relating to the failure to receive any such consent.

Section 5.2 Conduct of Business. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, except (u) as otherwise explicitly contemplated by the Transaction Documents (including in connection with the Reorganization), (v) as required by applicable Laws or mandated by a Governmental Entity, (w) as set forth in Schedule 5.2, (x) in connection with the mitigation (or attempted mitigation) of health and safety risks associated with any Contagion Event or as recommended or mandated by a Governmental Entity in response thereto, (y) to the extent relating exclusively to any Seller-Retained Subsidiary or Seller-Retained Asset or (z) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause each of the Acquired Companies and its and their respective Affiliates (including the Seller-Retained Subsidiaries) to, directly or indirectly conduct the Acquired Business in the ordinary course and to use commercially reasonable efforts to maintain and preserve substantially intact the Acquired Business and its material business organizations, property, goodwill and business relationships with Governmental Entities, employees, independent contractors, service providers, agents, customers, suppliers, creditors, lessors and other stakeholders and Seller shall not, and shall cause the Acquired Companies not to, directly or indirectly, propose to any third party to do (other than proposals to Purchaser for the purpose of seeking consent hereunder), cause or permit any of the following with respect to the Acquired Companies or the Acquired Business:

(i) amend or otherwise change the Organizational Documents of the Acquired Companies;

(ii) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, encumber, transfer, lease, license, sublicense, covenant not to assert, abandon, transfer, allow to expire or lapse (other than statutory expirations for which an extension cannot be obtained), or dispose (collectively, “Dispositions”) of any assets, rights or properties (including Intellectual Property), in each case, except for (A) sales, dispositions or licensing of equipment and/or inventory and other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts, (B) other assignments, licenses, expirations or other Dispositions of assets, rights or properties (including Intellectual Property) to the Acquired Companies or of assets, rights, or properties made in the ordinary course of business with a value of less than $5,000,000 in the aggregate or (C) sales of customer accounts receivables in the ordinary course of business pursuant to customer-sponsored supply chain financing programs;

(iii) disclose any material trade secrets or material confidential information of any Acquired Company (or any of their customers) to any other Person (other than in the ordinary course of business to a Person bound by adequate confidentiality obligations);

(iv) issue, sell, grant, transfer, encumber or dispose of (or authorize the issuance, sale or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Acquired Companies, in each case, except for any issuance, sale or disposition to another Acquired Company;

(v) declare or pay any dividend on, or make any other distribution in respect of, its equity securities, other than in the form of cash or as contemplated by the Reorganization;

(vi) incur, guarantee or become liable for any indebtedness for borrowed money, other than (i) extensions of credit under the Credit Facility or otherwise in the ordinary course of business and consistent with past practice, (ii) intercompany loans between the Acquired Companies and their respective wholly-owned subsidiaries or among the Acquired Companies’ respective wholly-owned subsidiaries, (iii) intercompany loans between the Acquired Companies and Seller or its Affiliates to the extent such loans will be settled prior to Closing as contemplated by this Agreement and (iv) guarantees by any Acquired Company or any Acquired Company’s wholly-owned subsidiaries of Indebtedness of any other Acquired Company or any of its wholly-owned subsidiaries permitted pursuant to clauses (i) and (ii) of this Section 5.2(vi) or existing on the date hereof;

(vii) except as contemplated by this Agreement or as required by any Seller Employee Plan in existence as of the date hereof: (I) increase or reduce the compensation payable or to become payable or the benefits provided to any Acquired Company Employee with an annual base salary greater than $150,000, except for any increase in compensation up to an amount that an individual was entitled to receive prior to any reduction by any Acquired Company or any of its subsidiaries in response to a

Contagion Event (including any lump-sum payment equal to the cumulative amount of compensation such individual would otherwise have received during the period of any such reduction in the absence of such reduction); (II) establish, adopt, enter into, terminate or amend any Acquired Company Employee Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be an Acquired Company Employee Plan if it were in existence as of the date of this Agreement (for purposes of clarity, changes made to health and welfare plans in connection with the upcoming plan year for open enrollment will not be considered plan amendments); (III) loan or advance any money or other property to any Acquired Company Employee (other than loans or advances made in the ordinary course of business that are immaterial in amount, individually and in the aggregate); (IV) grant, pay, provide or modify any severance, retention, change in control or termination payment or benefit to, or accelerate any amount of benefit to, any Acquired Company Employee; (V) hire or promote, or terminate or demote (in each case, other than for cause), or give notice or indicate any intent to hire or promote, or terminate or demote (in each case, other than for cause), in each case, any Acquired Company Employee with an annual base salary greater than $200,000; or (VI) other than in the ordinary course of business, consistent with past practice, terminate or place on unpaid leave or furlough, or give notice or indicate any intent to terminate or place on unpaid leave or furlough any Acquired Company Employee;

(viii) solely with respect to any Acquired Company Employees, other than in the ordinary course of business, (i) announce, implement or effect any early retirement program or (ii) take any action that would trigger the notification requirements under the WARN Act;

(ix) enter into, modify, renew, extend, terminate, waive or amend, in any material respect the terms of any collective bargaining agreement that pertains to any Acquired Company Employees;

(x) other than in the ordinary course of business, enter into, modify, renew, extend, terminate, waive or amend, in any material respect the terms of any Material Contract;

(xi) surrender, terminate, withdraw, cancel, transfer or modify any Material Permit held by an Acquired Company;

(xii) except as it relates solely to a Consolidated Return, make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any material closing agreement, settle any material Tax claim, audit or assessment, take any affirmative action to surrender any right to claim a material Tax refund, incur any material liability for Taxes other than in the ordinary course of business, waive or extend any statute of limitations in respect of Taxes or period within which an assessment or reassessment of Taxes may be issued, or prepare or file any Tax Return (or any amendment thereof) unless such Tax Return was prepared in a manner consistent with past practice;

(xiii) settle or compromise any pending or threatened Actions relating to the Acquired Business other than settlements or compromises for pending or threatened Actions solely for monetary damages without admission of fault or wrongdoing where the amount paid (net of insurance proceeds receivable) does not exceed $1,000,000 or, if greater, does not exceed the total amount reserved for such matter in Seller’s Financial Statements;

(xiv) with respect to each Leased Real Property, surrender, terminate, encumber, sublease, enter into, or materially amend any Lease, sublease, license or other occupancy agreement; provided, however, that the expiration of any Real Property Lease in accordance with its terms shall not require Purchaser’s consent;

(xv) enter into any new line of business or materially change, abandon or discontinue any existing line of business;

(xvi) adopt a plan or agreement of complete or partial liquidation, dissolution of any Acquired Company or enter into voluntary bankruptcy proceedings, other than as contemplated by the Reorganization;

(xvii) make any change in any method of accounting or auditing practice other than those required by a change in GAAP or applicable Law after the date hereof;

(xviii) cancel or reduce or permit to lapse any material Insurance Policies; or

(xix) agree, authorize or commit to do any of the foregoing actions described in clauses (i) through (xviii) in this Section 5.2.

Notwithstanding the foregoing, nothing in this Section 5.2 shall prevent, impede, or restrict the ability of Seller to consummate the Reorganization, in accordance with Section 5.1. Without limiting this Section 5.2, nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, Seller and the Acquired Companies shall exercise, consistent with and subject to the terms and conditions of this Agreement, including this Section 5.2, control and supervision over such matters.

Section 5.3 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to (and, in the case of Purchaser, cause each of its subsidiaries and Affiliates (collectively, the “Purchaser Group”)) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party hereto agrees to, and to cause its Affiliates to, (i) as promptly as practicable and in any event within ten (10) Business Days of the date hereof, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions contemplated hereby and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take any and all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; and (ii) as promptly as practicable, file any notification or other filing or form necessary to obtain any consents, clearances or approvals required under or in connection with any other Antitrust Law applicable to the transactions contemplated by this Agreement.

(b) Each of Purchaser, on the one hand, and Seller, on the other hand, shall, in connection with the efforts referenced in Section 5.3(a) to obtain all requisite approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law for the Transactions contemplated by this Agreement, use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by such private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other U.S. or foreign Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and the FTC, the DOJ, or any other Governmental Entity or such private party with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by the FTC, the DOJ, or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions; and (v) permit the other Party to review any substantive communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the FTC, the DOJ, or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person. No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry relating to Section 5.3(a) or this Section 5.3(b) without giving the other Parties sufficient prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such substantive meeting or communication.

(c) Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, Purchaser shall, and shall cause its subsidiaries to, use its reasonable best efforts to take any and all steps necessary to (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the Termination Date); provided that nothing in this Agreement shall require

Purchaser to (x) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or business of Purchaser, Purchaser’s subsidiaries, or their respective Affiliates (other than the Acquired Companies) and (y) otherwise take or commit to take actions that would limit Purchaser’s Affiliates’ (other than the Acquired Companies) freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Purchaser’s Affiliates; provided further that Purchaser shall not be required to take (and Seller and the Acquired Companies shall not take, without Purchaser’s prior written consent) any actions under this Section 5.3(c) that would result in a Material Adverse Effect on the Acquired Companies.

(d) Subject to the obligations under Section 5.3(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any of the Transactions contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Purchaser and Seller shall, and Purchaser shall cause each member of the Purchaser Group to, cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (ii) Purchaser and Seller must defend, at their own cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, none of Seller nor any of its subsidiaries shall be required to agree to any term or take any action in connection with its obligations under this Section 5.3(d) that is not conditioned upon consummation of the Transactions contemplated hereby.

(e) Purchaser, the Sponsors, and their controlled Affiliates shall not acquire or agree to acquire, directly or indirectly, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

(f) Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a Party will be provided to the other Party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other Party. Materials provided to the other Party or its counsel may be redacted to remove references concerning the valuation of the Acquired Business, privileged communications, or other competitively sensitive material.

Section 5.4 Access to Information. From the date hereof to the Closing Date or the earlier termination of this Agreement, upon reasonable prior written notice (email being sufficient) from Purchaser, Seller shall, and shall cause the Acquired Companies, its other subsidiaries, officers, directors and employees to, afford Purchaser and its Representatives reasonable access, consistent with applicable Law, during normal business hours, relating to the Acquired Business, including the officers, employees, properties and the books and records of the Acquired Business, as necessary to facilitate consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of Seller or its subsidiaries or otherwise result in any significant interference with the discharge by such officers, employees and other authorized Representatives of their normal duties in the ordinary course and, subject to Section 6.11, shall not include any environmental sampling or testing of any kind. Neither Seller nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of Seller or any of its subsidiaries, or contravene any applicable Law, rule, regulation, order, judgment, decree or binding agreement entered into prior the date of this Agreement. Seller shall furnish to the Purchaser, for a period beginning after the date of this Agreement and ending on the Closing Date as soon as practicable after the end of the each calendar month, but no later than 30 days after such calendar month end, a copy of the monthly unaudited financial statements of the Acquired Business prepared by management and made available in the ordinary course of business to the board of directors of Seller.

Section 5.5 Notification. To the extent permitted by applicable Law, Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) any notice or other communication received by such Party from any Governmental Entity in connection with the Transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions contemplated herein, if the subject matter of such communication or the failure of such Party to obtain such consent would materially delay, impair or prevent the consummation of the Transactions or the performance by a Party of the obligations, covenants and agreements set forth in this Agreement or in any Transaction Document, and (ii) any Actions commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 5.5 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that Seller’s, on the one hand, and Purchaser’s, on the other hand, compliance or failure of compliance with this Section 5.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 2.2(a)(iv) or Section 2.3(a)(ii), respectively, shall have been satisfied with respect to performance in all material respects with this Section 5.5.

Section 5.6 Purchaser Financing.

(a) Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and subject to the conditions described in or contemplated by the Financing Commitment Letters, including using its reasonable best efforts to: (i) maintain in full force and effect the Financing Commitments, (ii) satisfy on or prior to the Closing Date all conditions to funding applicable to Purchaser in the Debt Commitment Letter and/or the definitive agreements with respect thereto (the “Debt Financing Documents” and, together with the definitive agreements for the Equity Financing, collectively, the “Financing Documents”) (including by consummating the Equity Financing at or prior to Closing), (iii) negotiate and enter into the Debt Financing Documents prior to the Closing Date on the terms and subject to the conditions described in the Debt Commitment Letter (including any “market flex” provisions contained therein) or otherwise on terms that would not (A) reduce the aggregate amount of the Debt Financing below the amount necessary for Purchaser to pay the Required Funds or (B) impose new or material conditions precedent to the receipt of the Debt Financing, in the case of this clause (B), that would reasonably be expected to delay or prevent Closing, (iv) consummate the Debt Financing on or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement for Purchaser to obtain the Debt Financing or any Alternative Financing) and (v) enforcing its rights under the Debt Financing Commitments (other than through litigation). Purchaser shall obtain the Equity Financing contemplated by the Equity Financing Commitment upon satisfaction or waiver of the conditions to Closing in Section 2.2 and Section 2.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). To the extent requested by Seller from time to time, Purchaser shall keep Seller informed on a reasonably current basis of any material developments in respect of the status of the conditions precedent to the funding of, or availability of, the Debt Financing (or Alternative Financing), and upon reasonable request, Purchaser shall provide to Seller copies of all material documents related to the Financing (or Alternative Financing) or any other document related to the Financing (or Alternative Financing) affecting any rights or obligations of Seller or its Affiliates (if any). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (after taking into account the “market flex” provisions thereof) such that the aggregate Debt Financing that is available, when taken together with the Purchaser’s existing cash on hand and the aggregate amount of Equity Financing, is insufficient to satisfy the Required Funds, Purchaser shall, as promptly and practicable following the occurrence of such event, use reasonable best efforts to obtain alternative financing, including from alternative sources, that provides for financing (A) on terms that are not materially less favorable (including with respect to “market flex” provisions and conditions to the availability and funding of the Debt Financing), in the aggregate to Purchaser than the terms and conditions set forth in the Debt Commitment Letter (the “Alternative Financing”), (B) in an amount, when added with Purchaser’s existing cash on hand, the Equity Financing Commitments and any portion of the Debt Financing Commitments that are available, that is not less than the Required Funds and (C) which would not (x) involve any new or additional conditions to funding the Debt Financing that would not reasonably be expected to delay or prevent the Closing and (y) reasonably be expected to prevent, impede or delay the consummation of the Debt Financing or such Alternative Financing or the Transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Purchaser shall reasonably promptly notify Seller in writing (i) if there exists any material breach, default, legal repudiation, cancellation or termination by any party to any Financing Commitment Letter of which the Purchaser becomes aware, which material breach, default, legal repudiation, cancellation or termination would reasonably be expected to adversely affect the conditions to, availability of or amount of the applicable Financing, (ii) of the receipt by Purchaser of any written notice or other written communication from the Sponsor or any Debt Financing Source with respect to any actual breach, default, cancellation or termination by such Sponsor, the parties to the Equity Commitment Letter or any Debt Financing Source or (iii) if for any reason Purchaser or Sponsors believes in good faith that there is a reasonable possibility that all or any portion of the Financing will be unavailable on the Closing Date;

provided that nothing in this sentence shall require Purchaser to disclose any information if making such information available would (i) jeopardize any attorney-client privilege, or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which Purchaser is a party) (it being understood that Purchaser will cooperate in any reasonable efforts and requests for waivers or other mechanisms that would enable otherwise required disclosure to occur without contravening such Law, duty or agreement or jeopardizing any attorney-client privilege). Other than as set forth in this Section 5.6(a) with respect to any Alternative Financing, Purchaser shall not (without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed)) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any conditions or contingencies to funding contained in the Financing Commitment Letters or Financing Documents if such amendment, replacement, supplement, modification or waiver would reasonably be expected to (1) decrease the aggregate amount of the Financing to an amount that would be less than amount that would be required to consummate the Transactions and pay the Required Funds (other than by operation of the “market flex” provisions relating to the Debt Financing so long as such reduced amount, when taken together with the Purchaser’s existing cash on hand and the aggregate amount of Equity Financing, is sufficient to satisfy the Required Funds), (2) impose new or additional conditions or otherwise expand, amend or modify any of the existing conditions to the receipt of the Financing in a manner that would reasonably be expected to delay or prevent the Closing, (3) prevent, impede or delay Purchaser’s ability to consummate the Transactions contemplated by this Agreement on the Closing Date or (4) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Commitment Letters; provided, however, for the avoidance of doubt, Purchaser may amend, replace, supplement and/or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof. The provisions of this Section 5.6 shall be applicable to any Alternative Financing, and, for the purposes of Section 4.4 and the entirety of this Section 5.6, all references to the “Debt Financing”, “Financing” or “Financing Commitments” shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter or Debt Financing Documents shall include the applicable documents for the Alternative Financing and, in each case, any amendments thereof or replacements, supplements or modifications thereto. Notwithstanding the foregoing, compliance by Purchaser with this Section 5.6 shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Purchaser’s ability to obtain the Financing (including any Alternative Financing) or any specific term with respect to such financing.

(b) Prior to the Closing, Seller shall use reasonable best efforts to provide to Purchaser, and shall cause the Acquired Companies and its and their subsidiaries to use reasonable best efforts to provide to Purchaser, at Purchaser’s sole cost and expense, all cooperation reasonably requested by Purchaser in connection with the Financing (or any Alternative Financing obtained in accordance with Section 5.6(a)), including using reasonable best efforts to take the following actions: (i) to the extent reasonably available to Seller, as promptly as practicable, furnishing Purchaser with the Required Information and such financial information with respect to the Acquired Companies, including the financial information as may be necessary to satisfy the conditions in paragraph (c) of Exhibit B of the Debt Commitment Letter, (ii) upon reasonable notice, participating in a reasonable number of lender presentations, meetings, conference calls, road shows, due diligence sessions and sessions with rating agencies, in each case, in connection with the Debt Financing at reasonable times and locations to be mutually agreed, including direct contact between appropriate members of senior management of the Acquired Companies, on the one hand, and potential Debt Financing Sources, on the other hand, (iii) (x) assisting Purchaser in its preparation of (A) any offering documents, private placement memoranda, bank information memoranda, lender presentations, marketing materials and similar documents, and (B) materials for rating agency presentations and (y) assisting Purchaser in its preparation of any Debt Financing Documents (including schedules and exhibits thereto and any certificates required thereby), (iv) reasonably facilitating the corporate actions necessary in connection with obtaining of guarantees and other actions in connection with pledging of collateral in connection with the Debt Financing and taking such corporate action as Purchaser may reasonably request to authorize and/or permit the consummation of the Debt Financing (provided that (1) none of the Financing Documents, corporate actions or certificates (including the solvency certificates referred to in (vi)(B) below) shall be approved, executed and/or delivered except in connection with the Closing, (2) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (3) no liability shall be imposed on Seller, any of its subsidiaries, or any of their respective officers or employees involved (other than in connection with the authorization letters referred to in clause (vi)(A) below)), (v) assisting with the release of the guarantees and liens granted by the Acquired Companies and their subsidiaries in connection with the Credit Facility, (vi) causing a chief financial officer (or other officer with reasonably equivalent duties) of the Acquired Companies to execute (A) customary “authorization” letters in connection with bank information memoranda authorizing the distribution of information with respect to the Seller and/or the Acquired Companies to prospective Debt Financing Sources and identifying any portion of such information that constitutes material, non-public information regarding the Seller and/or Acquired Companies, their respective subsidiaries or their respective securities and (B) a solvency certificate with respect to the solvency on a consolidated basis as of the Closing Date, (vii) providing Purchaser and/or the Debt Financing Sources at least five Business Days prior to the Closing Date with all information and documentation regarding Seller, the Acquired Companies and its and their subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and the requirements of 31 C.F.R. §1010.230 to the extent requested in writing at least eight (8) Business Days prior to Closing, and (viii) ensuring that the syndication efforts in respect of the Debt Financing benefit from the existing lending relationships of the Seller and/or the Acquired Companies. Notwithstanding the foregoing, (x) nothing in this Section 5.6 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of Seller and its subsidiaries and (y) none of Seller or any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Commitment Letter (or any Alternative Financing) or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing except, in each case, (i) prior to the Closing, in connection with the authorization letters referred to in clause (vi)(A) above and (ii) in the case of the Acquired Companies, for such actions that would be effective from and after (and only from and after) the Closing. For the avoidance of doubt, none of Seller or its subsidiaries or their respective officers, directors (with respect to any subsidiary of Seller) or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Financing Commitment (or any Alternative Financing) that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of Seller shall be required to execute or enter into or perform any agreement with respect to the Debt Financing (in each case, other than in connection with the authorization letters referred to in clause (vi)(A) above).

(c) Purchaser (i) shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs (including (A) reasonable and documented out-of-pocket outside attorneys’ fees and (B) reasonable and documented out-of-pocket fees and expenses of Seller’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by Seller, any of its subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of Seller and its subsidiaries contemplated by this Section 5.6 and (ii) shall indemnify and hold harmless Seller and its subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 5.6 (including any action taken in accordance with this Section 5.6) and any information utilized in connection therewith (other than information provided by Seller, the Acquired Companies and its and their subsidiaries), except to the extent such losses arise out of or result from the gross negligence, fraud, willful misconduct, bad faith or material breach of this Agreement by Seller, the Acquired Companies, its or their subsidiaries and/or any of its respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives.

(d) Seller hereby consents to the use of the logos of the Acquired Companies by Purchaser in connection with the Debt Financing; provided that Purchaser shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Acquired Companies or the Acquired Companies’ reputation or goodwill.

Section 5.7 Resignations. Provided the resignation requests from Purchaser do not require Seller to breach any Contract or violate Law, Seller shall have delivered to Purchaser resignations effective as of the Closing Date of each manager, director and officer of each Acquired Company who will not be continuing as an employee of the Acquired Business following Closing to the extent such resignations are requested by Purchaser 10 Business Days prior to the Closing Date. If and to the extent that any resignation required to be obtained pursuant to this Section 5.7 cannot be obtained from or effected with respect to any manager, director or officer of any Acquired Company prior to the Closing (including as a result of requirements under applicable Law), Seller and Purchaser shall, and shall cause their respective subsidiaries to, cooperate with and assist each other in obtaining such resignation as soon as practicable after the Closing.

Section 5.8 Termination of Intercompany Agreements. Schedule 5.8 of the Disclosure Letter, sets forth certain Related Party Contracts and arrangements, commitments, receivables, payables, claims, demands, rights, promissory notes, loans or advances and Contracts to which an Acquired Company, on the one hand, and Seller or any of its Affiliates (other than an Acquired Company), on the other hand are a party (collectively, “Terminating Intercompany Agreements”). Effective on or prior to the Closing, Seller shall, and shall cause its Affiliates to, effective upon the Closing, execute and deliver such releases, termination agreements and discharges as are necessary to terminate, eliminate and release, as applicable (by way of capital contribution, cash settlement or as otherwise determined by Seller in its sole discretion), all Terminating Intercompany Agreements, without any continuing Liability or obligation on the part of any Acquired Company, on the one hand, or Seller or any of its Affiliates, on the other hand. Seller shall, and shall cause its Affiliates (including the Acquired Companies) to fully and finally waive and release (to the extent permitted under applicable Law), effective as of the Closing Date, any claims, causes of action, losses, Liabilities or other rights arising under any Terminating Intercompany Agreement (including such claims, causes of action, losses, Liabilities or other rights that may arise as a result of the termination of such Terminating Intercompany Agreement) that it may have against any Acquired Company, on the one hand, or Seller or any of its Affiliates, on the other hand, thereunder. For the avoidance of doubt, intercompany accounts between and among the Acquired Companies, shall not be affected by this provision.

Section 5.9 Shared Contracts; Replacement of Seller Guarantees.

(a) Purchaser acknowledges that the Acquired Companies are parties to certain Contracts that relate in part to both (i) the operations or conduct of the Seller-Retained Business and (ii) the operations or conduct of the Acquired Business, which Contracts are set forth in Schedule 5.9(a) of the Disclosure Letter (collectively, the “Shared Contracts”). Following the date hereof, Seller, the Acquired Companies, Purchaser and their respective Affiliates shall cooperate with each other and with the applicable third parties and use their respective commercially reasonable efforts prior to the Closing (A) to cause the Shared Contracts to be apportioned (including by obtaining the consent of such counterparty to enter into a new contract or amendment, or splitting, mirroring or assigning in relevant part such Shared Contract), effective as of the Closing, between the Acquired Companies and Seller, pursuant to which Seller or one of its subsidiaries or Affiliates (other than the Acquired Companies) will assume all of the rights and obligations under such Shared Contract that relate to the Seller-Retained Business, on the one hand, and the Acquired Companies will assume all of the rights and obligations under such Shared Contract that relate to the Acquired Business, on the other hand; and (B) in the case of Seller, to cause the applicable counterparty to release the Acquired Companies, as applicable, from the obligations of Seller and its Affiliates (excluding the Acquired Companies) and the Seller-Retained Business arising after the Closing Date under the portion of the Shared Contract apportioned to Seller, its Affiliates (excluding the Acquired Companies) or the Seller-Retained Business and, in the case of the Acquired Companies to cause the applicable counterparty to release Seller, its Affiliates (excluding the Acquired Companies) and the Seller-Retained Business from the obligations of the Acquired Companies arising after the Closing Date under the portion of the Shared Contract apportioned to the Acquired Companies.

(b) From and after the Closing, (i) Purchaser shall not, and shall direct the Acquired Companies not to, extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect any member of Seller or the Seller-Retained Business without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) Seller and the Seller-Retained Business shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Purchaser or the Acquired Companies without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Purchaser acknowledges that Seller and its Affiliates have entered into various arrangements in which guarantees, letters of credit, bonds or similar arrangements were issued by Seller or its Affiliates to support liabilities and obligations of the Acquired Companies. The arrangements entered into by Seller and its Affiliates (other than the Acquired Companies) referred to in the foregoing clauses sentence are set forth in Schedule 5.9(c) of the Disclosure Letter and are hereinafter referred to as the “Seller Guarantees.” Purchaser agrees that it shall use its commercially reasonable efforts to arrange for itself or one of its Affiliates to be substituted as the primary obligor thereon as of the Closing through a novation, an assumption, accession, acknowledgement or similar agreement with the beneficiary of the applicable Seller Guarantee, and, irrespective of whether such replacement arrangements are entered into, Seller may terminate, if terminable, or not renew such arrangement that is the subject of such guarantee. Notwithstanding anything to the contrary contained in this Agreement, Seller acknowledges that Purchaser shall not incur any costs, expenses or Liabilities or be obligated to take any action whatsoever in connection with obtaining such novation, an assumption, accession, acknowledgement or similar agreement, other than to offer ASP Navigate Holdings, Inc. as the replacement guarantor, and Seller agrees to reasonably cooperate with Purchaser in such efforts.

Section 5.10 Contact with Customers, Suppliers and other Business Relations. Prior to the Closing, Purchaser and its Representatives shall not initiate, solicit, maintain contact or otherwise communicate with, or cause to be initiated, solicited or communicated with, any employee, supplier, landlord, vendor, distributor or customer of any of the Acquired Companies in connection with the transactions contemplated hereby without the prior written consent of Seller; provided that Purchaser may contact any supplier, distributor or customer (i) with which it has an existing commercial relationship prior to the date hereof, in the ordinary of business and unrelated to the Transactions, or (ii) in connection with Purchaser or its Representatives conducting market diligence on a no-names basis.

Section 5.11 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Closing, Purchaser shall, and shall cause the Acquired Companies to, indemnify and hold harmless each present and former director and officer of the Acquired Companies or any of its subsidiaries (in each case, when acting in such capacity) (the “D&O Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with matters existing or occurring at or prior to the Closing (including the fact that such Person is or was a director or officer of any Acquired Company or any of its subsidiaries or was serving at the request of an Acquired Company or such subsidiary as a director, officer, employee or agent of another Person (including serving at the request of an Acquired Company or any such subsidiary with respect to any employee benefit plan), or for or any acts or omissions occurring or alleged to occur prior to the Closing), whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Acquired Company would have been permitted under Delaware Law and its Organizational Documents in effect on the date of this Agreement to indemnify such Person (and Purchaser shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceeding, including any expenses incurred in enforcing such Person’s rights under this Section 5.11, regardless of whether indemnification with respect to or advancement of such expenses is authorized under such Acquired Company’s Organizational

Documents of any Acquired Company or its subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 5.11). In the event of any such proceeding (x) neither Purchaser nor, following the Closing, any Acquired Company shall settle, compromise or consent to the entry of any judgment in any proceeding in which indemnification could be sought by such D&O Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such D&O Indemnified Party from all liability arising out of such proceeding or such D&O Indemnified Party otherwise consents, and (y) Purchaser shall cause the Acquired Companies to reasonably cooperate in the defense of any such matter. In the event any proceeding is brought against any D&O Indemnified Party and in which indemnification could be sought by such D&O Indemnified Party under this Section 5.11, (i) the Acquired Companies shall have the right to control the defense thereof after the Closing (it being understood that, by electing to control the defense thereof, the relevant Acquired Companies will be deemed to have waived any right to object to the D&O Indemnified Party’s entitlement to indemnification hereunder with respect thereto), (ii) each D&O Indemnified Party shall be entitled to retain his or her own counsel, whether or not the Acquired Company shall elect to control the defense of any such proceeding, (iii) Purchaser shall pay all reasonable fees and expenses of any counsel retained by an D&O Indemnified Party promptly after statements therefor are received, whether or not Purchaser shall elect to control the defense of any such proceeding, and (iv) no D&O Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b) Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the directors, officers or managers of each Acquired Company (acting in such capacities) (the “D&O Indemnified Parties”), as provided in the relevant Acquired Company’s Organizational Documents or the comparable governing instruments of any of its subsidiaries, as in effect as of the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date and that such Organization Documents shall not be amended, repealed or otherwise modified for a period of six years after the Closing in any manner that would adversely affect the rights thereunder of any such individuals.

(c) If Purchaser or any Acquired Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or such Acquired Company shall assume all of the obligations set forth in this Section 5.11.

(d) The provisions of this Section 5.11 are, following the Closing, intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their heirs and Representatives.

(e) The rights of the D&O Indemnified Parties under this Section 5.11 shall be in addition to any rights such D&O Indemnified Parties may have under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any Acquired Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.12 Delivery of Carve-Out Audited Financials. Prior to the Closing and promptly after they become available, Seller shall, or shall cause the Acquired Companies to, deliver to Purchaser the Carve-Out Audited Financials. Seller and the Company covenant that the information provided in the Carve-Out Audited Financials, and the methodologies, policies, principles and practices followed to prepare the Carve-Out Audited Financials, shall be consistent and substantially the same as the information provided in the Annual Financial Statements delivered to, and reviewed by, Purchaser prior to the date of this Agreement. The assets, liabilities and results of operations reflected in the Carve-Out Audited Financials shall not differ from those in such Annual Financial Statements in any manner that would be material to the Acquired Business, taken as a whole. Purchaser acknowledges that the Annual Financial Statements reflect the fact that the Acquired Business has not operated as a separate “stand alone” entity within Seller and may not reflect all carve-out adjustments (including tax-related carve-out adjustments) to account for the fact that the Acquired Business has not been operated as a “stand alone” entity and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Acquired Business had been operated as a standalone entity.

Section 5.13 Title Affidavits. Prior to the Closing, Seller shall, or shall cause the Acquired Companies to, use commercially reasonable efforts to deliver to Purchaser’s title insurer, in connection with Purchaser’s pursuit of the issuance of any policy of title insurance for any fee-owned property (at Purchaser’s sole cost and expense), customary owner’s affidavits, in a form reasonably acceptable to Seller, Purchaser and the applicable title insurer

Section 5.14 Restriction on Transfer of Equipment; Continuation of Pricing Arrangement. Prior to Closing, Seller and its Affiliates (including the Acquired Companies) shall (i) not, either directly or indirectly, transfer, or cause to be transferred, any equipment that is an Acquired Business Asset used to provide services by the Acquired Business to the Seller-Retained Business under that certain pricing agreement, dated as July 1, 2019 (the “Brainin Pricing Agreement”), by and between Brainin-Advance Industries LLC and Itron, Inc (the “East Providence Equipment”) from any facility operated by the Acquired Business (including the facility of the Acquired Business located in East Providence, Rhode Island (the “East Providence Facility”)) to any facility operated by the Seller Retained Business, without the Purchaser’s prior written consent, and (ii) cause the applicable Acquired Company and the applicable Seller-Retained Subsidiary to enter into a supply agreement for the period of three (3) years from the Closing Date the (“East Providence Supply Agreement Term”). Such supply agreement will provide for the supply of certain services and products contemplated by the Brainin Pricing Agreement on the same pricing and other economic terms set forth therein for such services as of the date hereof; provided that, for each year during the East Providence Supply Agreement Term, Seller shall be entitled to a 3% discount from Purchaser off such pricing, commencing immediately on the first day of each year during the East Providence Supply Agreement Term. Upon the conclusion of the East Providence Supply Agreement Term, Seller or any of its Affiliates shall have the option to purchase or otherwise acquire from Purchaser or an Affiliate thereof, the right, title and interest in and to the East Providence Equipment for a purchase price in an amount equal to $1 (One Dollar) (the

“Equipment Buyout Option”); provided that in the event Purchaser or any of its Affiliates sells or otherwise disposes of the East Providence Facility during the East Providence Supply Agreement Term, Seller shall have the right to exercise the Equipment Buyout Option immediately, with the completion of such purchase to occur simultaneously with the completion of such disposition, and Purchaser shall provide Seller with reasonable advance notice to permit the Seller to exercise such Equipment Buyout Option as contemplated hereby. During the East Providence Supply Agreement Term, Purchaser and its Affiliates (including the Acquired Companies) shall not, either directly or indirectly, transfer, or cause to be transferred, the East Providence Equipment from the East Providence Facility.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1 Confidentiality.

(a) Except as provided in Section 6.1(c), after the Closing, Seller shall not, and shall cause its Representatives and its subsidiaries (other than the Acquired Companies) not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Purchaser, disclose to any third party (other than each other and their respective Representatives) any non-public, proprietary and confidential information relating to the Acquired Companies or the Acquired Business (the “Acquired Company Proprietary Information”).

(b) Except as provided in Section 6.1(c), after the Closing, Purchaser shall not, and shall cause its Representatives (including the Acquired Companies) and Affiliates not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) any non-public, proprietary and confidential information relating to Seller and its subsidiaries (other than the Acquired Companies) or the Seller-Retained Business (the “Seller Proprietary Information”, and, together with the Acquired Company Proprietary Information, the “Proprietary Information”). Purchaser shall hold, and shall cause its Affiliates and Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other Parties hereto in connection with the Transactions contemplated hereby pursuant to the terms of that certain confidentiality letter agreement entered into between Purchaser and Seller, dated March 6, 2020 (the “Confidentiality Agreement”), which shall remain in full force and effect and shall not be affected by the execution of this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Seller consents to the disclosure of the Proprietary Information (as defined in the Confidentiality Agreement) to prospective Debt Financing Sources, subject to entry by such Debt Financing Source into (i) a joinder to the Confidentiality Agreement, whereby such prospective Debt Financing Source becomes bound as a party thereto, or (ii) customary confidentiality arrangements no less restrictive than the Confidentiality Agreement.

(c) The obligations of each Party hereto (a “Receiving Party”) set forth in this Section 6.1 shall not apply to (i) any information that becomes available to the general public prior to, on or after the Closing Date (other than as a result of disclosure by the Receiving Party or any of its Representatives in violation of this Section 6.1 or the Confidentiality Agreement), (ii) any information that becomes available to the Receiving Party or any of its Representatives after the Closing Date on a non-confidential basis from a source other than the other Party hereto (the

“Disclosing Party”) or its Representatives; provided that such source was not, to the knowledge of the Receiving Party, prohibited from disclosing such information by a legal, contractual, fiduciary or other obligation, (iii) except as provided in clause (vi) below, any disclosure requested or required by applicable Law or any Governmental Entity, including any applicable Tax Laws, securities Laws or securities exchange or listing regulations or requirements; provided that, to the extent such disclosure is requested or required in connection with an Order, the Receiving Party shall, to the extent reasonably practicable and legally permissible, promptly notify the Disclosing Party of such disclosure under this clause (iii) prior to making such disclosure with reasonably sufficient time, where reasonably practicable, to allow the Disclosing Party to seek protective measures for such Proprietary Information (and the Receiving Party and its Representatives shall cooperate with the Disclosing Party in seeking such protection, at the Disclosing Party’s sole cost and expense), (iv) any Order in connection with the enforcement of a Party’s rights or remedies under this Agreement or the other Transaction Documents solely to the extent necessary for any filings with a Governmental Entity (provided that to the extent possible, the applicable Party shall request that such Governmental Entity treat such Proprietary Information as confidential and non-public), (v) any disclosure or use of Proprietary Information in connection with the preparation of financial statements, (vi) in connection with and to the extent necessary for a Party or any of its Representatives to prepare or file Tax Returns or other Tax filings, (vii) any disclosure or use of Proprietary Information that is necessary for a Party to perform or satisfy any of its obligations under this Agreement or any of the other Transaction Documents or (viii) any information that is independently developed by the Receiving Party or its Representatives without reference to or use of any Proprietary Information of the Disclosing Party.

(d) Following the Closing, Seller shall use commercially reasonable efforts to enforce its rights under each Seller Confidentiality Agreement to the fullest extent on behalf of the Company. As used herein, “Seller Confidentiality Agreement” means each confidentiality or similar agreement (other than the Confidentiality Agreement) entered into by Seller or any of its Affiliates (other than an Acquired Company) in connection with the consideration of a possible sale of any Acquired Company or the Acquired Business.

Section 6.2 Publicity. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release and thereafter Seller and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (or, in the case of Seller by the fiduciary duties of the Board of Directors of Seller as reasonably determined by the Board of Directors of Seller), in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party). Notwithstanding the foregoing, Purchaser and its Affiliates may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 6.3 Tax Matters.

(a) Tax Indemnification. Without duplication of any amounts taken into account in the final determination of Closing Indebtedness or Net Working Capital, the Seller shall be liable for and to indemnify and hold Purchaser and the Acquired Companies harmless from and against any and all Losses in respect of (i) all Taxes of the Acquired Companies (A) for any Pre-Closing Tax Period, and (B) for the portion of any Straddle Period (as defined below) ending on the Closing Date (determined as provided in Section 6.3(b)); (ii) all Taxes attributable to any inclusion by Purchaser or any of its Affiliates (including any of the Acquired Companies) under Section 951 or Section 951A of the Code at the end of the taxable year of an Acquired Company that includes the Closing Date allocable to the Pre-Closing Tax Period as determined under Section 6.3(b); (iii) all Taxes imposed on any Acquired Company by reason of having been a member of a combined, consolidated, unitary or similar group pursuant to Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law); (iv) all Transfer Taxes incurred solely as a result of the Reorganization; and (v) any Tax on indirect transfers of equity interests in China resident enterprises as a result of the application of Public Notice 7 and related guidance or authority published by the State Administration of Taxation of the People’s Republic of China required to be paid by the Seller or its Affiliate (including the Acquired Companies) arising out of the transactions contemplated by this Agreement (the “PRC Transaction Tax”). The obligations of Seller contained in this Section 6.3(a) shall survive until the close of business on the 30th day following the expiration of the applicable statute of limitations.

(b) Straddle Period. In any case in which a Tax is assessed with respect to a Straddle Period, the Taxes or refunds, if any, attributable to a Straddle Period shall be allocated (i) to the Seller for the Pre-Closing Tax Period and (ii) to each such Acquired Company for the Post-Closing Tax Period. Real, personal and intangible property Taxes and any other similar Taxes levied on a per diem basis for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a daily pro-rata basis. Any allocation of income or deduction required to determine any Taxes not described in the previous sentence that are attributable to a Straddle Period shall be made by means of a closing of the books and records of the Acquired Companies as of the close of business on the Closing Date (assuming that the Closing occurs after the close of business on the Closing Date), provided that exemption, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period. Notwithstanding the foregoing, (i) any items attributable to actions not in the ordinary course of business and not contemplated by this Agreement taken by Purchaser or the Acquired Companies on the Closing Date and after the Closing shall not be allocated to a Pre-Closing Tax Period and (ii) all tax deductions attributable to the Acquired Companies Transaction Expenses shall be allocated to a Pre-Closing Tax Period to the maximum extent permitted by applicable Law. For purposes of any amount required to be included under Section 951 or Section 951A of the Code with respect to any Straddle Period of a non-U.S. subsidiary, the taxable year of the relevant non-U.S. subsidiary giving rise to the income required to be included under Section 951 or Section 951A of the Code shall be deemed to close in the same manner as described in this Section 6.3(b) and the amount of income required to be included under Section 951 or Section 951A of the Code to be allocated to the Pre-Closing Tax Period shall be determined by means of a closing of the books and records as of the close of business on the Closing Date, provided, however, that any foreign taxes allowed as a credit or as otherwise reducing any amount required to be included under Section 951 or Section 951A of the Code shall be ratably allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based upon the allocation of the amount of local taxable income of the relevant non-U.S. subsidiary giving rise such Section 951 or Section 951A inclusion between the Pre-Closing Tax Period and the Post-Closing Tax Period which shall be allocated based upon the closing of the books and records as of the close of business on the Closing Date in the same manner as described in this Section 6.3(b). Notwithstanding the foregoing, in computing the Section 951 and Section 951A amounts referred to in the previous sentence, any restructuring actions (for the avoidance of doubt, other than financing transactions) taken with respect to the Acquired Companies outside of the ordinary course of business and after Closing that materially impair Purchaser and/or the Acquired Companies’ ability to utilize the deduction specified in Section 250 of the Code or any foreign tax credits shall be disregarded.

(c) Transfer Taxes. All Transfer Taxes (other than Transfer Taxes described in Section 6.3(a)(iv)) shall be borne by Purchaser. All Transfer Taxes incurred in connection with the Reorganization shall be borne by the Seller. The Party required by applicable Law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by applicable Law, and the Parties shall reasonably cooperate with respect to such filing. Without duplication of any indemnification obligations set forth in Section 6.3(a), each Seller hereby agrees to indemnify the Purchaser for any and all Transfer Taxes incurred in connection with the Reorganization.

(d) Preparation of Tax Returns. Seller shall prepare and timely file, or cause to be prepared and timely filed, when due all Tax Returns of the Acquired Companies with respect to any Pre-Closing Tax Period and any income Tax Return of a Parent Group. All such Tax Returns (other than Tax Returns of a Parent Group), to the extent relating to the Acquired Companies, should be prepared in a manner consistent with past practice unless otherwise required by applicable Law. Purchaser shall be responsible for all other Tax Returns of the Acquired Companies. The Parent Groups shall include the income of the Acquired Companies (including any deferred intercompany items described in Treas. Reg. § 1.1502-13 and any excess loss accounts taken into income under Treas. Reg. § 1.1502-19) for all Pre-Closing Tax Periods in the Consolidated Returns of Parent Groups for all periods through the close of the Closing Date and shall pay any Taxes attributable to such income. The income of the Acquired Companies for the final Pre-Closing Tax Period shall be determined based on a closing of the books as of the close of the Closing Date, excluding items attributable to actions not in the ordinary course of business and not contemplated by this Agreement taken by Purchaser or Acquired Companies on the Closing Date and after the Closing.

(e) Tax Basis.

(i) No later than one hundred twenty (120) days after the Closing, the Seller shall deliver a schedule of the Final Tax Basis Amount for the Acquired Companies setting forth the Seller’s good faith and reasonably detailed calculations demonstrating each component thereof. Purchaser may provide comments on the Final Tax Basis Amount. The Seller shall in good faith consider the comments, if any, of Purchaser on the Final Tax Basis Amount, and shall revise the Final Tax Basis Amount to reflect any such comments that the Seller has determined to accept. If the Parties are unable to reach an agreement with respect to any of Purchaser’s comments at least thirty (30) days following Seller’s delivery of such schedule, such dispute shall be resolved following the Closing pursuant to Section 1.5(d).

(ii) If the Tax Basis Amount exceeds the Final Tax Basis Amount, then the Seller shall, as promptly as practicable, but in no event later than five (5) Business Days following the filing the final determination of such amount under Section 6.3(e)(i), pay or cause to be paid to the Purchaser, in cash, by wire transfer of immediately available funds to the account(s) designated in writing by the Buyer, the Tax Basis Adjustment Amount.

(iii) Principles of calculations. The Final Tax Basis Amount and Tax Basis Adjustment Amount shall be determined by adjusting the Tax Basis Amount solely to reflect the U.S. federal income tax impact of the actions taken by Seller prior to Closing (or with retroactive tax effect prior to Closing) in connection with the Reorganization Plan (for the avoidance of doubt, including Tax elections made by Seller with respect thereto), and not any transactions entered into in the ordinary course of business and not primarily related to Taxes or Tax planning.

(f) Cooperation in Tax Matters.

(i) After the Closing Date, the Parties hereto shall cooperate fully and shall furnish or cause to be furnished to one another, upon reasonable request, as promptly as practicable, such documentation, information and cooperation relating to the Acquired Companies as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the making of any voluntary disclosures, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim or proceeding relating to any Tax Return or Taxes. Such cooperation shall include access to books, records and information, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. To the extent requested by Seller, after the Closing, Purchaser shall, and to the extent relevant, shall cause any Acquired Company, to promptly provide its consent and signature of the required person(s) in order to a secure a retroactive entity classification election on IRS Form 8832 (or successor form) with respect to any Seller-Retained Subsidiary.

(ii) Without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit its Affiliates (including, following Closing, the Acquired Companies) to, (x) take any action on the Closing Date that is outside the ordinary course of business, (y) make or change any Tax election, amend any Tax Return, or take any other action relating to Taxes, if, in each case, such action could have the effect of increasing the Tax liability of Seller in respect of any Pre-Closing Tax Period, or (z) voluntarily approach any Governmental Entity regarding Taxes for any Pre-Closing Tax Period.

(g) Tax Audits. Seller shall represent the Parent Group in any action, suit, investigation or audit with respect to Taxes (a “Tax Claim”) of the Parent Group. Purchaser shall represent the Acquired Companies in a Tax Claim of any Acquired Company for a Pre-Closing Tax Period, provided that, (i) Purchaser shall promptly notify Seller upon receipt of a notification of any Tax Claim, and to the extent Seller does not participate in such representation, Purchaser shall keep Seller reasonably informed of the progress of any such Tax Claim that is subject to indemnification pursuant to Section 6.3(a), (ii) Seller may at its own expense participate in the representation of any such Tax Claim, and (iii) Purchaser shall consult in good faith with Seller before taking any action with respect to the conduct of such Tax Claim and shall not effect any settlement or compromise of such Tax Claim without prior consent of the Seller (not to be unreasonably withheld, conditioned, or delayed). In connection with any Tax Claim for which Seller is responsible under this Section 6.3, at Seller’s request, Purchaser shall use commercially reasonable efforts to cooperate with Seller to mitigate any Losses, to the extent the out-of-pocket costs are borne by Seller and such actions would not be materially adverse to Purchaser.

(h) Refunds. Seller shall be entitled to receive from the Purchaser all refunds (or credits in lieu of refunds), if any, including any interest paid thereon, that are received by any Purchaser or any of the Acquired Companies following the Closing and that are attributable to any Pre-Closing Tax Period other than refunds accounted for in the Purchase Price or resulting from any carry-back of Post-Closing Losses. Purchaser shall pay any such refund (or the amount of any such credit), net of any Taxes and expenses incurred in connection with the receipt thereof, to the Seller within fifteen (15) days after Purchaser or the applicable Acquired Company receives such refund (or credit in lieu of a refund). The parties hereto shall execute all documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary to obtain the refunds (or credits in lieu of a refund) contemplated by this Section 6.3(h).

(i) PRC Transaction Tax. Purchaser shall not (i) withhold from the consideration otherwise payable pursuant to this Agreement any PRC Transaction Tax unless Purchaser is notified in writing that it is required to do so by the appropriate Taxing Authority or Purchaser receives an opinion of internationally recognized tax counsel that such withholding will be required or (ii) voluntarily approach any Taxing Authority regarding the PRC Transaction Tax without prior consent of the Seller (not to be unreasonably withheld, conditioned, or delayed).

Section 6.4 Wrong Pockets.

(a) To the extent that right, title or interest to any asset, property or right held by Purchaser or any of its subsidiaries or Affiliates (acting in good faith) is determined to be or is otherwise identified as a Seller-Retained Asset on or after the Closing Date, (i) such asset, property or right shall from Closing have been and be held in trust by Purchaser for the benefit of and on behalf of Seller; and (ii) Purchaser shall, and shall cause its applicable subsidiaries or Affiliates to, assign, convey or as promptly as practicable transfer any such asset, property or right to Seller (or an Affiliate thereof as Seller may specify (without additional consideration or cost being paid or incurred by Seller)), in each case, pursuant to an instrument of transfer reasonably satisfactory to Seller. Purchaser and Seller shall each bear 50% of all out-of-pocket expenses incurred in connection with the transfer contemplated by this Section 6.4(a).

(b) To the extent that right, title or interest to any asset, property or right held by Seller or any of its retained subsidiaries or Affiliates (acting in good faith) is determined to be or is otherwise identified as an Acquired Business Asset on or after the Closing Date, (i) such asset, property or right shall from Closing have been and be held in trust by Seller for the benefit of and on behalf of Purchaser and the Acquired Companies and (ii) Seller shall, and shall cause its applicable subsidiaries or Affiliates to, assign, convey or as promptly as practicable transfer any such asset, property or right to Purchaser or an Acquired Company (or an Affiliate thereof as Purchaser may specify (without additional consideration or cost being paid or incurred by Purchaser or the Acquired Companies)), in each case, pursuant to an instrument of transfer reasonably satisfactory to Purchaser. Purchaser and Seller shall each bear 50% of all out-of-pocket expenses incurred in connection with the transfer contemplated by this Section 6.4(b).

(c) Except as otherwise provided in this Agreement or any Transaction Documents, following the Closing, (i) if any payments due with respect to the Acquired Business that should have been sent to Purchaser or any of the Acquired Companies are paid to Seller or any of its Affiliates (other than the Acquired Companies), Seller shall, or shall cause its applicable Affiliate to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser (including promptly forwarding corresponding invoices or similar documentation to Purchaser or its designee) and (ii) if any payments due with respect to the Seller-Retained Business and should have been sent to Seller or any of its Affiliates are paid to Purchaser, the Acquired Companies or their Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Seller.

Section 6.5 Seller Trademarks; Company Name.

(a) Purchaser is not obtaining pursuant to this Agreement or any Transaction Document any rights with respect to any Seller-Retained Trademarks, except for the limited license during the Phase-Out Period as expressly set forth in this Section 6.5 or as otherwise expressly set forth herein or therein. Within forty-five (45) days after the Closing, Purchaser (i) will cause each Acquired Company’s Organizational Documents to be amended to change such Acquired Company’s name such that it does not contain any Seller-Retained Trademark, and (ii) will, or will cause the Acquired Companies to, execute and deliver to the applicable Governmental Entity all necessary documentation and materials to effectuate such name change, and prosecute such name change diligently until completion. Purchaser will and will cause the Acquired Companies to cease to apply or use the Seller-Retained Trademarks for or on any new Company Offerings or any products, inventory, signage, websites, advertisements, marketing brochures, purchase orders, invoices, sales orders, labels, letterhead, business cards, employee and customer communications, packaging, shipping documents and other materials or content in any media (“Branded Materials”), in each case, that are created after the Closing Date.

(b) During the twelve (12) months (or forty-five (45) days for any online or digital materials following the Closing) (the “Phase-Out Period”), Seller hereby grants to Purchaser and each Acquired Company a royalty-free, non-sublicensable (except to suppliers, manufacturers and other contractors materially consistent with past practice), non-transferable, and non-exclusive license to use the Seller-Retained Trademarks on Branded Materials in existence as of the Closing Date in a manner materially consistent with past practice and customary “phase-out use”. All use of the Seller-Retained Trademarks by the Acquired Companies and all associated goodwill will inure to the sole benefit of Seller. For clarity, Purchaser shall be entitled to use the Seller-Retained Trademarks (i) in historical documents, contracts or records or any similar materials maintained for record-keeping purposes, (ii) in a neutral, non-trademark manner to describe the history of the Acquired Companies or the Acquired Business and (iii) as required by contractual obligations in effect as of the Closing or applicable Law.

Section 6.6 Inventions. Effective as of the Closing Date:

(a) Seller, on behalf of itself and its Affiliates (as of the Closing Date) (for the avoidance of doubt, excluding the Acquired Companies, the “Seller Covenant Parties”), hereby covenants to Purchaser that none of the Seller Covenant Parties shall bring any proceeding against Purchaser or its Affiliates (as of the Closing) anywhere in the world that alleges that the current and future operation of the Acquired Companies or the Acquired Business infringes any Intellectual Property other than Trademarks (the “Inventions”) that, in each case, is (i) owned by the Seller Covenant Parties as of the Closing Date and (ii) used in the Acquired Business as of the Closing Date or at any time during the twelve (12) month period prior to the Closing Date.

(b) Purchaser, on behalf of itself and the Acquired Companies (the “Purchaser Covenant Parties”) hereby covenants to the Seller Covenant Parties that none of the Purchaser Covenant Parties shall bring any proceeding against any of the Seller Covenant Parties anywhere in the world that alleges that the current and future operation of Seller-Retained Business infringes any Inventions that are (x) owned by the Acquired Companies as of the Closing Date and (y) used in the Seller-Retained Business as of the Closing Date or at any time during the twelve (12) month period prior to the Closing Date.

(c) The covenants in Section 6.6(a) and (b) extend to the contractors, service providers, distributors, resellers and end-users of the applicable Seller Covenant Parties or the Purchaser Covenant Parties, as applicable, with respect to the covered businesses of the Seller Covenant Parties or the Purchaser Covenant Parties, as applicable, but not with respect to other products or services of such third parties.

(d) The Parties intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, each of the above covenants will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

(e) The above covenants are intended to run with the Inventions subject to such covenant. The Seller Covenant Parties and Purchaser Covenant Parties may and must transfer its covenant granted herein, in whole or in part, to the successor or acquirer of any Inventions subject thereto, and such successor or acquirer shall be deemed to assume its obligations by operation of Law. Each Seller Covenant Party and Purchaser Covenant Party may transfer the covenant granted thereto in whole or in part, in connection with the sale of any business to which the covenant relates (or in a merger, reorganization or equity sale of any entity owning same), provided that the covenant will not extend to any acquirer’s other businesses.

Section 6.7 Records and Documents.

(a) Subject to Section 6.7(c), following the Closing until the seven (7) year anniversary of the Closing Date, Purchaser shall maintain all books and records of the Acquired Business prior to the Closing in the manner such books and records are maintained immediately prior to the Closing Date. After the Closing, Purchaser shall, and shall cause the Acquired

Companies to, provide Seller and its Representatives reasonable access, consistent with applicable Law, upon reasonable advance written request (email being sufficient), during normal business hours, to (i) the officers and employees of the Acquired Companies and (ii) the books and records of the Acquired Companies (other than any Excluded Books and Records that were not in the possession of any Acquired Company as of the Closing), but, in each case, only with respect to the periods or occurrences prior to or on the Closing Date and for a reasonable business or commercial purpose, and Seller and its Representatives shall have the right to make copies of such books and records at its sole cost. If so requested by either Seller or Purchaser, the other Party shall enter into a customary joint defense agreement with Seller or Purchaser with respect to any information to be provided to such Party pursuant to this Section 6.7. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of Purchaser or the Acquired Companies or otherwise result in any significant interference with the discharge by such officers, employees and other authorized Representatives of their normal duties in the ordinary course and, subject to Section 6.11, shall not include any environmental sampling or testing of any kind.

(b) Subject to Section 6.7(c), following the Closing until the seven (7) year anniversary of the Closing Date, Seller shall, and shall cause its subsidiaries and Affiliates to, provide Purchaser, Purchaser’s Affiliates, the Acquired Companies and their respective representatives with reasonable access, consistent with applicable Law, during normal business hours and upon reasonable advance written notice (e-mail to suffice), and in a manner so as not to unreasonably interfere with the normal business operations of Seller, to the Excluded Books and Records (i) for purposes of performing Purchaser’s and the Company’s obligations hereunder, (ii) in connection with any Action to which Purchaser or any of its Affiliates (including any Acquired Company) are parties with respect to matters that relate to the Acquired Companies or the conduct of their business but, in each case, excluding any Actions or other claims or disputes between Seller or any of their respective Affiliates, on the one hand, and Purchaser, any Acquired Company or any of their respective Affiliates, on the other hand, or (iii) in connection with the requirements of any Law applicable to the Acquired Companies or any of their respective Affiliates with respect to matters that relate to the Acquired Companies or the conduct of their business. Unless otherwise consented to in writing by Purchaser, Seller shall not, and shall not permit any of their Affiliates to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the Excluded Books and Records without first giving reasonable prior written notice to Purchaser and the Company and offering to surrender to Purchaser and the Company such Excluded Books and Records or any portion thereof which any Seller or any Affiliate of any Seller may intend to destroy, alter or dispose of.

(c) Notwithstanding the obligations set forth in Section 6.7(a) or Section 6.7(b), Purchaser or any of the Acquired Companies, on the one hand, or Seller, on the other hand, may prevent or withhold from the other party and such other party’s representatives any access, document or information to the extent that the party that is otherwise required to provide such access, document or information pursuant to Section 6.7(a) or Section 6.7(b), as applicable (the “Accessed Party”), determines, based on the advice of counsel, that (x) it is prohibited from disclosing such document or information pursuant to applicable Law or the terms of any Contract or confidentiality agreement with a third party; provided that the Accessed Party shall be required to have first used reasonable best efforts to have obtained consent of the relevant third party or (y) such document or information is subject to the attorney-client or other legal privilege, but only if permitting such access or making available such document or information would jeopardize the protection of such privilege.

Section 6.8 Non-Solicit; Non-Compete.

(a) Without obtaining Purchaser’s prior written consent, for a period of one (1) year after the Closing Date, Seller and its Affiliates (other than any Acquired Company) will not, directly or indirectly, solicit for employment, hire, or retain the services of, any person who is an employee of the Acquired Business. Notwithstanding the foregoing, nothing herein shall preclude Seller from (i) engaging in, offering employment to and hiring as a result of, general solicitations of employment by means of general advertisements or through a professional recruiter who was not instructed to target any employee of the Acquired Companies, or (ii) offering employment to, and hiring, any former employee of the Acquired Companies that has not been an employee of the Acquired Business for a period of six (6) months.

(b) Without obtaining Seller’s prior written consent, for a period of one (1) year after the Closing Date, Purchaser will not, and Purchaser will cause the Acquired Companies not to, directly or indirectly solicit for employment, hire or retain services of, any person who is an employee of Seller or its subsidiaries. Notwithstanding the foregoing, nothing herein shall preclude Purchaser from (i) engaging in, offering employment to and hiring as a result of, general solicitations of employment by means of general advertisements or through a professional recruiter who was not instructed to target any employee of Seller or its subsidiaries, or (ii) offering employment to, and hiring, any former employee of Seller or its subsidiaries that has not been an employee of Seller or its subsidiaries for a period of six (6) months.

(c) For a period of three (3) years after the Closing Date, Seller and its Affiliates (other than any Acquired Company) shall not and shall cause their respective subsidiaries not to, directly engage in the Acquired Business as conducted as of the date of this Agreement in North America and any other jurisdictions where the Acquired Companies operate on the date hereof; provided, however, that Seller, its Affiliates (other than the Acquired Companies) and its subsidiaries shall not be prohibited from (i) continuing to engage in the Seller-Retained Business or any other business (other than the Acquired Business) that Seller or any of its subsidiaries engages in as of the date of this Agreement; (ii) engaging in any modification, improvements or new versions of existing products of the Seller-Retained Business; or (iii) holding not more than five percent (5%) of the outstanding voting securities of any publicly listed company.

(d) During the one (1) year period and the three (3) year period, as applicable, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, knowingly assist or encourage any other Person in carrying out any activity that would be prohibited by Section 6.8(a) and Section 6.8(c), as applicable, if such activity were carried out by Seller or any of its Affiliates, either directly or indirectly.

(e) During the one (1) year period, Purchaser shall not, and shall cause the Acquired Companies not to, directly or indirectly, knowingly assist or encourage any other Person in carrying out any activity that would be prohibited by Section 6.8(b), if such activity were carried out by Purchaser or the Acquired Companies, either directly or indirectly.

Section 6.9 Insurance.

(a) Except as otherwise provided in the Transition Services Agreement, except (x) with respect to any pending claim that has been submitted by or on behalf of the any Acquired Company prior to the Closing or (y) any incident, event, or occurrence prior to the Closing for which any potential claim is permitted to be made following the Closing under any insurance policy maintained by Seller or its Affiliates for the benefit of any Acquired Company or any of their respective assets (collectively, the “Continuing Claims”), effective at the time of the Closing, (i) the Acquired Companies shall cease to be insured by any current and historical insurance policies or programs of Seller or any of its Affiliates (other than the Acquired Companies) and (ii) Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to the Acquired Companies and their current or former directors, officers and employees. From and after the Closing, Seller shall not, and shall cause its Affiliates not to, amend, modify, cancel, terminate or waive any insurance policy or related ancillary agreement thereunder in any manner that limits, prevents or terminates coverage for any Continuing Claims; provided, for the avoidance of doubt, nothing in the foregoing or elsewhere in this Agreement shall prevent or restrict Seller from amending, modifying, cancelling, terminating or waiving any insurance policy or related ancillary agreement thereunder with regards to any period following the Closing.

(b) Notwithstanding Section 6.9(a), to the extent that (i) any insurance policies issued for the benefit of Seller or any of its subsidiaries (the “Seller’s Insurance Policies”) cover any loss, liability, claim, damage or expense relating to the Acquired Companies and relating to or arising out of occurrences on or prior to the Closing Date (“Pre-Closing Matters”) and (ii) Seller’s Insurance Policies continue after the Closing to permit claims to be made thereunder with respect to Pre-Closing Matters, Seller shall, and cause its subsidiaries (including the Acquired Companies) to, (A) from and after the date of this Agreement until the Closing, report in the ordinary course of business to the applicable insurer under any Seller’s Insurance Policy any and all potential claims or losses arising in connection with the operation of the business by any Acquired Companies on or after the date hereof, and (B) following the Closing, cooperate with Purchaser and its subsidiaries (including the Acquired Companies) to submit claims with respect to Pre-Closing Matters on behalf of Purchaser under the Seller’s Insurance Policies; provided that Purchaser shall not make any such claims if, and to the extent that, such claims are covered by insurance policies held by Purchaser or its Affiliates. Subject to the provisions of Article VII, by making any claims under the Seller’s Insurance Policies, Purchaser agrees to reimburse, indemnify and hold Seller and its subsidiaries harmless from all reasonable, documented and out-of-pocket fees, costs and expenses (including retroactive or prospective premium adjustments, deductibles, self-insured retentions, legal and administrative costs, attorney’s fees, overhead and costs of compliance under Seller’s Insurance Policies) actually incurred by Seller or its subsidiaries as a result of such claims made under the Seller’s Insurance Policies. Upon the incurrence or accrual of any such liability, cost or expense relating to claims made under the Seller’s Insurance Policies with respect to Pre-Closing Matters and upon receipt from Seller of a statement of the amount of such liabilities, costs and expenses in reasonable detail, from time to time, Purchaser shall make payment promptly to Seller or its Affiliates of the amount indicated in such statement.

(c) Prior to Closing, Seller shall (i) use commercially reasonable efforts to transfer and assign the Insurance Policies listed under Section 6.9(c) of the Disclosure Letter (the “Acquired Insurance Policies”) to Purchaser or its designee (including any of the Acquired Companies) to the extent such Acquired Insurance Policies relate solely to the Acquired Business; provided that Seller and its subsidiaries shall not be required to incur any cost, expense, degradation of insurance coverage, increase in premiums or similar detriment in connection with any such proposed assignment and (ii) subject to the foregoing proviso, provide Purchaser with access to the applicable insurance carriers, including by executing any required documentation or letter of authority allowing such access; provided that such access shall be solely for purposes of assigning Purchaser or any of the Acquired Subsidiaries to be effective at Closing.

Section 6.10 Employee Benefits.

(a) For the 12 month period following the Closing Date but in no event later than December 31, 2021 (the “Benefit Continuation Period”), Purchaser shall, or shall cause its Affiliates to provide, to each Acquired Company Employee who continues to be employed by an Acquired Company as of the Closing Date (the “Continuing Employees”), (i) a salary or wage that, in each case, is no less favorable than the salary or wage that such Continuing Employee was entitled to immediately prior to the Closing Date and (ii) employee benefits (excluding equity-based compensation, deferred compensation, change-in-control, retention or transaction-related benefits, defined benefit pension benefits and post-retirement welfare benefits) and fringe benefits that are substantially comparable, in the aggregate, to those employee benefits (excluding perquisites, equity-based compensation, deferred compensation, change-in-control, retention or transaction-related benefits, defined benefit pension benefits and post-retirement welfare benefits) and fringe benefits that such Continuing Employee was entitled to immediately prior to the Closing Date; provided, that notwithstanding the foregoing, Purchaser or its designee may perform a market study with respect to employee benefits and fringe benefits and may adjust the employee benefits and fringe benefits provided to Continuing Employees in 2021 to market levels as determined by such study. Without limiting the generality of the foregoing, for the duration of the Benefit Continuation Period, Purchaser or one of its Affiliates shall maintain for the benefit of each Continuing Employee, severance or termination payments and other severance or termination benefits that are no less favorable than the severance or termination payments and other severance or termination benefits provided to such Continuing Employees immediately prior to the Closing Date. Notwithstanding anything to the contrary in this Section 6.10(a), the terms and conditions of employment for any Continuing Employee that is covered by a collective bargaining agreement shall be in accordance with said collective bargaining agreement.

(b) Purchaser shall ensure, or shall cause its Affiliates to ensure, that all Continuing Employees who are employed as of the last day of the Company’s fiscal year in which the Closing Date occurs receive annual bonuses for such fiscal year at least equal to the full (non-prorated) annual bonus to which such Continuing Employee is entitled under the terms of the Company’s annual bonus plan in which such Continuing Employee participates for the Company’s fiscal year that includes the Closing Date based on actual performance for such fiscal year as reasonably determined by the Purchaser. Notwithstanding anything to the contrary in this Section 6.10(b), the terms and conditions of employment for any Continuing Employee that is covered by a collective bargaining agreement shall be in accordance with said collective bargaining agreement.

(c) Effective as of the later of (i) the Closing Date and (ii) the date on which a new federal employee identification number is received with respect to the Purchaser 401(k) Plan (provided, that, Purchaser will use commercially reasonable efforts to receive a new federal employee identification number as soon as reasonably practicable following the date hereof), Purchaser shall, or shall have caused one of its Affiliates to establish or maintain a defined contribution savings plan and related trust intended to satisfy the requirements of Sections 401(a) and 401(k) of the Code (such defined contribution savings plan or plans, the “Purchaser 401(k) Plan”). Purchaser shall undertake commercially reasonable efforts to establish, maintain and administer the Purchaser 401(k) Plan so that it is qualified under Section 401(a) of the Code, that it satisfies the requirements of Section 401(k) of the Code and that the related trust thereunder is exempt under Section 501(a) of the Code, and as soon as reasonably practicable following the Closing Date, Purchaser shall undertake commercially reasonable efforts to obtain a favorable determination from the IRS as to such qualification if one is not then applicable to the Purchaser 401(k) Plan. Purchaser shall undertake commercially reasonable efforts to provide that each Continuing Employee may elect to rollover his or her full account balance (including cash, notes (in the case of loans), or a combination thereof) in the NN, Inc. 401(k) Profit Sharing Plan to the Purchaser 401(k) Plan. Notwithstanding anything to the contrary in this Section 6.10(c), the terms and conditions of employment for any Continuing Employee that is covered by a collective bargaining agreement shall be in accordance with said collective bargaining agreement.

(d) To the extent that Purchaser modifies any coverage or benefit plan in which Continuing Employees participate, Purchaser or any of its Affiliates (including the Acquired Companies and any subsidiaries thereof) shall undertake commercially reasonable efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Purchaser or its Affiliates with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Seller Employee Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Acquired Companies for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under any defined benefit pension plan) under each applicable Purchaser benefit plan as if such service had been performed with Purchaser.

(e) Prior to or at the Reference Time, Seller shall, or shall cause its Affiliates to, pay to each Acquired Company Employee a cash amount equal to the cumulative amount by which the base salary or wage of each such individual was reduced as a result of a Contagion Event during the period prior to or on the Closing Date (such that the cumulative amount of base salary or wages such individual receives during the period prior to or on the Closing Date is equal to the amount that would have been paid in the absence of any such reduction) (such amount, the “Reduced Salary Amount”).

(f) Prior to or at the Reference Time, and no later than December 31, 2020, Seller shall, or shall cause its Affiliates to, pay to each Acquired Company Employee a cash amount equal to any then-unpaid portion of each such individual’s 2019 annual bonus and any other earned but unpaid 2019 incentive compensation (such amounts, collectively, the “2019 Bonus and Incentive Compensation Amount”).

(g) On or prior to the Closing Date, Seller shall provide a list of the names and sites of employment of any and all employees of Seller who were employed by the Acquired Companies or at any facility acquired by the Acquired Companies who have experienced, or will experience, an unemployment loss or layoff (as defined by the WARN Act) within ninety (90) days prior to the Closing Date.

(h) Notwithstanding anything in this Agreement to the contrary, any Acquired Company Employee who is on a short-term or long-term disability leave of absence as of the Closing Date shall remain employed by Seller or its Affiliates (other than any Acquired Company) following the Closing Date and shall not become a Continuing Employee as of the Closing. Any such employee who (i) returns to active status within twelve (12) months of the Closing Date (or such longer period as is required by applicable Law) and (ii) satisfies the recurrence period under the applicable disability plan, in each case, shall be hired by an Acquired Company or other Affiliate of Purchaser at the time of such return and shall thereafter be a Continuing Employee.

(i) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Purchaser, the Acquired Companies or any other Affiliate of Purchaser, or shall interfere with or restrict in any way the rights of Purchaser, the Acquired Companies or any other Affiliate of Purchaser, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall (i) be deemed or construed to be an amendment or other modification of any Seller Employee Plan or employee benefit plan of Purchaser or its Affiliates, (ii) prevent Purchaser, the Acquired Companies or any other Affiliate of Purchaser from amending or terminating any Seller Employee Plans or employee benefit plan of Purchaser or its Affiliates in accordance with their terms or (iii) create any third-party rights in any current or former service provider of the Acquired Companies or their Affiliates (or any beneficiaries or dependents thereof).

Section 6.11 Environmental Matters. If applicable to this Agreement or any of the transactions contemplated hereby, Seller, at Seller’s sole cost, shall satisfy and comply with all requirements of the Connecticut Property Transfer Act, Conn. Gen. Stat. §§ 22a-134 et seq., including all filing, investigatory, remediation, and financial assurance requirements, whether required prior to, as of, or subsequent to the Closing. Purchaser shall use reasonable best efforts to cooperate in making available any documents or other information in its possession (including for the avoidance of doubt, possession of the Acquired Companies after the Closing), executing such documents, and making its acquired Connecticut facilities accessible (upon reasonable notice and in such manner so as not to interfere unreasonably with normal business operations at such facility) as may be necessary, or as Seller may reasonably request, for Seller to comply with any such requirements.

ARTICLE VII

INDEMNIFICATION

Section 7.1 General; Survival. Other than in connection with Actual Fraud, none of the representations and warranties of any Party contained in this Agreement or any document or certificate contemplated hereby shall survive the Closing (other than as set forth in any other Transaction Document) and no claims may be made hereunder with respect thereto following the Closing. Each covenant in this Agreement that by its terms applies or is required to be performed in its entirety at or before the Closing shall survive until the occurrence of the Closing and shall thereupon terminate and no claims may be made hereunder with respect thereto following the Closing. Each covenant in this Agreement that by its terms applies or is required to be performed in whole or in part after the Closing shall survive the Closing until fully performed or otherwise in accordance with its terms or for a period expressly specified therein. Other than in connection with Actual Fraud and subject to the remaining provisions set forth in this Article VII, no Party shall have any liability to any Person with respect to any provision of this Agreement or the subject matter thereof following the applicable survival date specified in this Section 7.1, which supersedes any statute of limitations that would otherwise apply, and no Party shall thereafter assert any claim, cause of action, right or remedy, or any proceeding, with respect to such provision or the subject matter thereof. Notwithstanding anything to the contrary herein, Seller and its Affiliates shall have no Liability, in each case with respect to any actual or alleged breach of any representation or warranty set forth in this Agreement (or any certificate or other document delivered hereunder with respect to any such representation or warranty), other than in connection with Actual Fraud.

Section 7.2 Indemnification by Seller.

(a) Subject to Section 7.1 and the other provisions of this Article VII, from and after the Closing Date, Seller will indemnify and hold harmless Purchaser, its Affiliates (including the Acquired Companies) and its and their respective successors, assigns and/or Representatives (collectively, the “Purchaser Indemnitees”), from and against and in respect of any and all Losses directly or indirectly resulting from, arising out of, relating to, or incurred by any Purchaser Indemnitee by reason of:

(i) any breach or non-performance of any covenant or agreement of Seller contained in this Agreement or any other Transaction Document, required by its terms to be performed after the Closing; and

(ii) any out-of-pocket Liabilities to the extent arising out of the ownership and operation of the Seller-Retained Business, whether arising prior to, at or after the Closing Date;

(b) Notwithstanding anything to the contrary herein, Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnitees against, or reimburse any Purchaser Indemnitees for, any Losses to the extent reflected in the determination of Net Working Capital or Closing Indebtedness on the Closing Statement.

Section 7.3 Indemnification by Purchaser.

(a) Subject to Section 7.1 and the other provisions of this Article VII, from and after the Closing Date, Purchaser will indemnify and hold harmless Seller and its Affiliates (including the Seller-Retained Subsidiaries) and its and their respective successors, assigns and/or Representatives (collectively, the “Seller Indemnitees”), from and against and in respect of any and all Losses directly or indirectly resulting from, arising out of, relating to, or imposed upon or incurred by any Seller Indemnitee by reason of:

(i) any breach or non-performance of any covenant or agreement of Purchaser contained in this Agreement or any other Transaction Document to be performed after the Closing; and

(ii) any out-of-pocket Liabilities to the extent arising out of the ownership and operation of the Acquired Business (including the Acquired Companies), whether arising prior to, at or after the Closing Date.

Section 7.4 Limitation of Liability; Disclaimer of Consequential Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, AND EXCEPT FOR CLAIMS PURSUANT TO Section 6.1 (CONFIDENTIALITY), NO PARTY WILL BE LIABLE TO THE OTHER FOR ANY LOST PROFITS, LOSS OF DATA, LOSS OF USE, BUSINESS INTERRUPTION OR OTHER SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, ARISING FROM THE PERFORMANCE OF, OR RELATING TO, THIS AGREEMENT REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE POSSIBILITY OF, OR THE FORESEEABILITY OF, SUCH DAMAGES EXCEPT TO THE EXTENT AN INDEMNITEE IS LIABLE TO AN UNAFFILIATED THIRD PARTY WITH RESPECT THERETO AND ANY SUCH LOSSES OR DAMAGES ARE REASONABLY FORESEEABLE.

Section 7.5 Indemnification Procedures: Notice of Claim; Defense.

(a) If (i) any third party or Governmental Entity institutes, threatens or asserts any pending or threatened Action or any other matter or circumstances that arise, that has given or could reasonably be expected to give rise to Losses for which a Party (an “Indemnifying Party”) may be liable for indemnification under this Article VII (a “Third Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) believes it has incurred Losses for which a Party may be liable for indemnification under this Article VII, then the Indemnified Party will, as promptly as practicable (and in any event within thirty (30) days) send to the Indemnifying Party a written notice specifying (to the extent known) the nature of such claim and the estimated amount of all related Losses (to the extent known and quantifiable) (a “Claim Notice”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts will not affect the rights of the Indemnified Party except to the extent that such failure actually prejudices the Indemnifying Party. Each Claim Notice shall (i)(A) specify in reasonable detail (to the extent known and available) all relevant facts, conditions and events, (B) include any relevant and material documentation related thereto and (C) identify the specific provisions of this Agreement which give rise to such indemnification right; and (ii) include a good-faith estimate to the extent known and quantifiable of the amount of Losses for which the Indemnified Party is seeking indemnification from the Indemnifying Party.

(b) In the event of a Third Party Claim, the Indemnifying Party may elect (by notice to the Indemnified Party delivered within fifteen (15) days of the receipt of such Claim Notice) to assume the defense and control of such Third Party Claim and retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Action and will pay all fees, expenses, charges and disbursements of such counsel; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party has been advised by counsel in writing that the Indemnifying Party and the

Indemnified Party have an actual conflict with respect to such action, suit, proceeding or claim , the reasonable fees and expenses of counsel to the Indemnified Party solely in connection with such action, suit, proceeding or claim shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party (i) be responsible for the fees and expenses of more than one counsel per jurisdiction for all Indemnified Parties (it being understood that in the case of claims regarding jurisdictions other than the United States of America, the Indemnified Party shall be permitted to engage both United States counsel and one counsel in each relevant foreign jurisdiction, or (ii) assume or conduct the defense of any claim if (A) a material part of such claim seeks equitable relief (other than equitable claims that are ancillary to a claim for monetary damages), (B) such claim is brought by a Material Customer or Material Supplier of any of the Acquired Companies, (C) the named parties to such claim include both the Indemnifying Party and the Indemnified Party and counsel to the Indemnified Party shall have reasonably concluded that there are legal defenses available to such Indemnified Party which are contrary to or inconsistent with those available to the Indemnifying Party, (D) such claim seeks criminal sanctions or penalties or (E) the Indemnifying Party assumes such defense of such claim but upon petition by an Indemnified Party, a court of competent jurisdiction rules that the Indemnifying Party failed to diligently conduct such defense in good faith. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Parties may have a reasonable opportunity to participate in (but not control) the defense of such Third Party Claim, at their own expense and through legal counsel of their choice, in any such Action; provided, that the Indemnified Parties and their counsel will cooperate with the Indemnifying Party’s counsel in connection with such Action. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party will have the right to settle, compromise or discharge a Third Party Claim either (1) subject to the prior written consent of the applicable Indemnified Party, or (2) without any Indemnified Party’s consent but only if such settlement, compromise or discharge (w) does not consent to the entry of any judgment, entering into, offering to enter into any settlement, compromise or discharge or require any admission of Liability or the validity of any Third Party Claim by any Indemnified Party, (x) fully, expressly and unconditionally releases all applicable Indemnified Parties from all Liabilities and obligations with respect to such Third Party Claim, without prejudice, (y) does not result in the imposition of injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, and (z) does not result in relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party at the time of such settlement, compromise or discharge being imposed on the Indemnified Party or any of its Affiliates. If the Indemnifying Party does not assume the control of the defense of any Third Party Claim within fifteen (15) days following receipt of a Claim Notice pursuant to this Section 7.5(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense and the Indemnified Party will not have the right to settle, compromise or discharge a Third Party Claim without the Indemnifying Party’s consent (not to be unreasonably withheld, conditioned or delayed). Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the Parties hereto will reasonably cooperate in the defense thereof in accordance with Section 7.5(c).

(c) From and after the delivery of a Claim Notice, at the reasonable written request of the Indemnifying Party, each Indemnified Party will, at the Indemnifying Party’s expense, afford the Indemnifying Party and its Representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party solely to the extent reasonably necessary to investigate the Claim Notice. Notwithstanding the foregoing, no Indemnified Party will have any obligation to make available to the Indemnifying Party any information if making such information available would (i) jeopardize any attorney-client privilege, or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which the Indemnified Party is a party) (it being understood that Indemnified Party will, at the Indemnifying Party’s sole cost and expense, cooperate in any reasonable efforts and requests for waivers or other mechanisms that would enable otherwise required disclosure to the Indemnifying Party to occur without contravening such Law, duty or agreement or jeopardizing any attorney-client privilege).

Section 7.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by (a) any net Tax benefits actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Loss, and (b) the amount of any third-party insurance or reimbursement proceeds that have been actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that: (i) any such proceeds recovered by the Indemnified Party in pursuit of such recovery shall be net of out-of-pocket costs and expenses, including any increases in premiums directly attributable to the underlying claim, incurred by such Indemnified Party in seeking such recovery; and (ii) if such proceeds in respect of such facts are actually recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such proceeds would have reduced the Indemnifying Party’s indemnification obligations), and the Indemnified Party shall use, and cause its controlled Affiliates to use, commercially reasonable efforts to seek recovery under applicable insurance and other indemnity and reimbursement provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.

Section 7.7 Exclusive Remedy.

(a) Purchaser and Seller acknowledge and agree that, except: (i) in the case of Actual Fraud, (ii) with respect to the matters covered by Section 1.5 and (iii) for the Parties’ right to seek and obtain specific performance or injunctive relief as provided for in this Agreement, this Article VII will be the sole and exclusive remedy of the Indemnified Parties from and after the Closing Date for any claims arising under this Agreement. Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. Notwithstanding anything to the contrary herein, Seller and its Affiliates shall have no Liability, for any actual or alleged breach of any representation or warranty set forth in this Agreement (or any certificate or other document delivered hereunder), other than in connection with Actual Fraud.

(b) Seller and Purchaser agree that the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby constitute an integral part of the consideration provided to Seller hereunder, were specifically bargained for between sophisticated parties and their respective counsel and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

Section 7.8 Mitigation. The Parties shall cooperate with each other with respect to resolving any claim or liability underlying any Loss with respect to which one Party is obligated to indemnify any Person hereunder, and each Indemnified Party shall use its commercially reasonable efforts to mitigate its respective indemnifiable Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

Section 7.9 No Double Recovery. Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement related to any fact, event, condition or circumstance, no Person will be entitled to recover the amount of any Losses suffered by such Person more than once under this Agreement and the Transaction Documents in respect of the same fact, event, condition or circumstance.

Section 7.10 Tax Treatment of Indemnity Payments. The Parties hereto agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Final Purchase Price for all applicable Tax purposes, except to the extent required by applicable Law.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Purchaser and Seller;

(b) by written notice from Purchaser or Seller, if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated hereunder and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that any breach of this Agreement by the Party seeking to terminate this Agreement shall not have caused or resulted in such restraint, injunction or other prohibition; or the failure of such restraint, injunction or other prohibition to be removed.

(c) by written notice from either Purchaser or Seller if the Closing shall not have occurred on or before December 31, 2020 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing has been the primary cause of the failure of the Closing to occur on or before the Termination Date;

(d) by written notice from Seller if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement, such that the conditions set forth in Section 2.3(a) or Section 2.3(b) would not be satisfied, has not been waived in writing by Seller and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 60 days after written notice thereof is given by Seller to Purchaser or (B) the Termination Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if Seller is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(e) by written notice from Purchaser if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement, such that the conditions set forth in Section 2.2(a) or Section 2.2(b) would not be satisfied, has not been waived in writing by Purchaser and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 60 days after written notice thereof is given by Purchaser to Seller or (B) the Termination Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Purchaser is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(f) by written notice from Seller, if (i) the conditions set forth in Section 2.1 and Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) have been satisfied or waived in accordance with this Agreement at the time when the Closing would have occurred pursuant to Section 1.3, (ii) Seller has irrevocably confirmed in writing to Purchaser (and Seller has not delivered written notice purporting to revoke such notice) that the Company and Seller stand ready, willing and able to consummate the Closing pursuant to Section 1.3, and (iii) Purchaser fails to consummate the Closing within the earlier of: (A) three (3) Business Days of receipt of such written notice from Seller and (B) the Termination Date and at all times during such period Seller and the Company stood ready, willing and able to consummate the Transactions contemplated hereby.

Section 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 5.4, Section 5.6(c), Section 6.1, this Section 8.2 and Article IX, each of which shall survive such termination; provided that, subject to the limitations set forth in Section 8.2(d), nothing herein shall relieve any Party hereto of any liability for damages resulting from Willful Breach prior to such termination by any Party hereto. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.9.

(b) If this Agreement is validly terminated by Seller pursuant to Section 8.1(d) or Section 8.1(f), Purchaser shall pay to Seller an amount equal to $35,000,000 (the “Purchaser Termination Fee”) by wire transfer of immediately available funds, such payment to be made within seven (7) Business Days of the date of the termination of this Agreement.

(c) The Parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when required pursuant to this Section 8.2 shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

(d) Each of Seller and Purchaser acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Any amount payable pursuant to Section 8.2(b) shall be paid by Purchaser by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b). If Purchaser fails to pay the Purchaser Termination Fee when the Purchaser Termination Fee is due and payable pursuant to this Section 8.2, and in order to obtain such payment, Seller commences an Action that results in a judgment against Purchaser for the payment of the Purchaser Termination Fee, Purchaser shall pay to the accounts designated by Seller, together with the Purchaser Termination Fee, any reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented out-of-pocket legal fees) incurred by Seller in respect of any such Action (such fees, costs and expenses, the “Collection Costs”); provided, that in no case shall the amount of Collection Costs exceed $3,000,000; further, provided, that if it is determined in an Action that the Purchaser Termination Fee is not owed to Seller pursuant to this Agreement, Seller shall pay to an account designated in writing by Purchaser the reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented out-of-pocket legal fees) incurred by Purchaser in respect of any such Action up to that same cap.

(e) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Seller is paid and accepts the Purchaser Termination Fee from Purchaser pursuant to the terms hereof, the Purchaser Termination Fee and, if applicable, Collection Costs, shall, subject to Section 9.9, be the sole and exclusive monetary remedy and recourse of Seller, Acquired Companies and their Affiliates against Purchaser, the Sponsors or any of their former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, Representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, the “Purchaser Related Parties”) or any Financing Source and any of its Affiliates (a “Lender Related Party”) for any loss or damage suffered as a result of the failure of the Transactions contemplated by this Agreement to be consummated, the Debt Financing and/or the Debt Financing Documents, or for a breach of, or failure to perform under, this Agreement, any certificate or other document delivered in connection herewith, the Debt Financing and/or the Debt Financing Documents or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Purchaser Related Parties or Lender Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at Law, in contract, in tort or otherwise, except that nothing shall relieve Purchaser of its obligations under Section 5.6(c), Section 6.1 and Section 6.1(c). In the event the Purchaser Termination Fee and any Collection Costs are paid, Seller, the Acquired Companies, and their respective Affiliates shall not be entitled to bring or maintain any Action against Purchaser, the Sponsors or any of their respective Affiliates or other Purchaser Related Parties or Lender Related Parties arising out of or in connection with this Agreement, the transactions contemplated hereby or any matters forming the basis of any terminations of this Agreement or any Transaction Document, all of which Actions shall be deemed irrevocably waived.

(f) This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement (or the negotiation, execution or performance of this Agreement) may only be made against the entities that are expressly identified as Parties hereto and pursuant to, and in accordance with, the terms of the Equity Commitment Letter or the Confidentiality Agreement (and, in each case, only with respect to the specific obligations set forth herein or therein), or the parties thereto, and no other Seller Related Party or Purchaser Related Party (other than, for the avoidance of doubt, the Sponsors or the other Purchaser Related Parties party to Equity Commitment Letter or the Confidentiality Agreement, pursuant to, and in accordance with the terms thereof) shall have any liability (whether in tort, contract or otherwise) for any obligations or liabilities of the Parties to this Agreement or for any claim against the Parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions contemplated by this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. The provisions set forth in Section 8.2(e) and this Section 8.2(f) are intended to be for the benefit of, and enforceable by, each Purchaser Related Party, Seller Related Party and Lender Related Party and each such Person shall be a third party beneficiary of Section 8.2(e) and this Section 8.2(f). Notwithstanding anything to the contrary herein, in no event shall anything contained in Section 8.2(e) and this Section 8.2(f) prevent or otherwise limit any claim for Actual Fraud against any Person.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Entire Agreement; Assignment; Successors. This Agreement (including all annexes, exhibits and Disclosure Letters), the Equity Commitment Letter, Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the Parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, and no Party is relying on any other prior oral or written representations, agreements, understandings or undertakings with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of Law or otherwise, by any Party without the prior written consent of the other Party hereto, and any such assignment of this Agreement in contravention of this Section 9.1 will be null and void and of no force or effect; provided that (a) Purchaser (or one or more of its Affiliates) shall have the right, without the prior written consent of Seller, to assign all or any portion of its rights, interests and obligations under this Agreement, from and after Closing, to any Financing Sources (so long as Purchaser remains fully liable for all of its obligations hereunder) pursuant to the terms of any Debt Financing for purposes of creating a security interests herein or otherwise assigning collateral in respect of such Debt Financing; and (b) Purchaser may, without the prior consent of any other Party, assign its rights and benefits under this Agreement to its Affiliates, any of its subsidiaries and its and their respective successors and assigns; provided that, no such assignment will in any event limit, affect or relieve the obligations of Purchaser under this Agreement. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, each Party hereto and their respective successors and permitted assigns.

Section 9.2 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect, so long as the economic or legal substance of the Transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto will negotiate in good faith to amend or otherwise modify this Agreement so as to effect the original intent of the Parties as closely as possible, in a mutually acceptable manner, in order that the Transactions will be consummated as originally contemplated to the fullest extent possible.

Section 9.3 Notices. All notices, requests, claims, demands and other communications hereunder will be in writing and will be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses set forth below (or at such other address for a Party as shall be specified by like notice). In addition to the requirements of the immediately foregoing sentence, a copy (which copy will not constitute notice) of all notices and other communications hereunder will be sent by email, with the subject line “Project Navigate Notice.”

(a) if to Purchaser:

ASP Navigate Acquisition Corp.

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, NY 10017

Attention:	Eric L. Schondorf
E-mail:	eschondorf@american-securities.com

with a copy to (which copy will not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:	Douglas P. Warner
E-mail:	doug.warner@weil.com

(b) if to Seller:

NN, Inc.

6210 Ardrey Kell Road

Charlotte, North Carolina 28277

Attention:	Matthew S. Heiter
E-mail:	matt.heiter@nninc.com

with copies to (which copies will not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY, 10017

Attention:	Eric Swedenburg
E-mail:	eswedenburg@stblaw.com

Section 9.4 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) Subject to Section 9.16, this Agreement, the transactions contemplated hereby and any disputes or claims relating hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any applicable principles of choice of law or conflicts of law that would require the application of any other law other than the State of Delaware. Each of the Parties irrevocably (i) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Purchaser or Seller in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 9.3. Each of Seller and Purchaser hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.4, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.4 is solely for the purpose referred to in this Section 9.4 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(b) TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDINGS OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PURCHASER OR SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.5 Definitions; Interpretation.

(a) Definitions. Any capitalized terms used in any Annex, Exhibit, Schedule or other Transaction Document but not otherwise defined therein will have the meaning as defined in this Agreement.

(b) Interpretation. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules are references to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. The words “include,” “includes” or “including” mean “include, without limitation,”, “includes, without limitation” or “including, without limitation,” as the case may be, and the language following “include,” “includes” or “including” will not be deemed to set forth an exhaustive list. The word “or” will not be limiting or exclusive. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent, and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “will” shall be construed to have the same meaning as the word “shall”. References to days are to calendar days unless Business Days are specified; provided, that any action otherwise required to be taken on a day that is not a Business Day will instead be taken on the next Business Day. As used in this Agreement, the singular or plural number will be deemed to include the other whenever the context so requires. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The words, “herein,” “hereto,” “hereby,” “hereunder” and “hereof” and words of similar import refer to this Agreement as a whole, including the Annexes, Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement. The words “ordinary course” used in this Agreement shall be deemed to mean ordinary course and consistent with past practice. All references to masculine gender shall also include the feminine and neutral genders, and vice versa. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Each of the Parties has participated in the drafting and negotiating of this Agreement.

Section 9.6 No Third Party Beneficiaries. This Agreement will be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns and, except as expressly provided herein in Section 5.11, Article VII, Section 8.2(e), Section 8.2(f), this Section 9.6, Section 9.13, Section 9.14 and Section 9.16, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Simpson Thacher & Bartlett LLP shall be a third party beneficiary for the purposes of Section 9.10.

Section 9.7 Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original but all of which will constitute one and the same agreement. This Agreement may be executed by facsimile or electronic signature in portable document format (.pdf) and a facsimile or electronic signature in portable document format (.pdf) will constitute an original for all purposes.

Section 9.8 Amendment and Modification. Subject to the provisions of applicable Law and except as set forth in Section 9.15, this Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by an authorized representative of each of the Parties.

Section 9.9 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 5.3 and Section 5.6, by any other Party and to cause such other Party to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.3, on the terms and subject to the conditions in this Agreement. Notwithstanding anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause Purchaser to cause the Equity Financing to be funded and to consummate the Closing if, but only if, (i) all conditions in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be, satisfied at Closing) have been satisfied or waived at the time when the Closing would have occurred in accordance with Section 1.3, (ii) Purchaser is required to complete the Closing pursuant to Section 1.3 and Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.3, (iii) the financing provided for by the Debt Financing Commitment (or, if applicable, the Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) Seller has irrevocably confirmed in writing to Purchaser that, if specific performance is granted and the Equity Financing and Debt Financing are funded, Seller stands ready, willing and able to consummate the Closing pursuant to Section 1.3 (and Seller shall not have delivered written notice purporting to revoke such written confirmation). Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while Seller may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.9 and (ii) payment of the Purchaser Termination Fee or monetary damages if, as and when required pursuant to this Agreement, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur (or other equitable remedy), on the one hand, and either payment of the Purchaser Termination Fee or damages (but never both), on the other hand. For the avoidance of doubt and without limiting any right of Seller with respect to the Purchaser Termination Fee, in no event shall Seller or any of the Acquired Companies be entitled to specific performance of Purchaser’s obligation to cause the Equity Financing to be funded to consummate the Closing if the Debt Financing (or any Alternative Financing) has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

Section 9.10 Legal Representation. Purchaser agrees, on its own behalf and on behalf of each of its directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP may serve as counsel to Seller and its Affiliates in connection with any matters related to this Agreement and the contemplated transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the contemplated transactions (the “Acquisition Representation”) notwithstanding any representation by Simpson Thacher & Bartlett LLP prior to the Closing Date of the Acquired Companies. Purchaser and the Acquired Companies hereby (a) waive any claim they have or may have that Simpson Thacher & Bartlett LLP has a conflict of interest or is otherwise prohibited from engaging in such Acquisition Representation and (b) agree that, in the event that a dispute arises either before or after the Closing between Purchaser and Seller or any of their respective Affiliates, Simpson Thacher & Bartlett LLP may represent Seller or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Purchaser or the Acquired Companies and even though Simpson Thacher & Bartlett LLP may have represented the Acquired Companies in connection with the Acquisition Representation. Purchaser and the Acquired Companies also further agree that, as to all communications prior to Closing among Simpson Thacher & Bartlett LLP and the Acquired Companies, Seller or Sellers’ Affiliates and Representatives, that relate in any way to the Acquisition Representation, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser or the Acquired Companies. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Acquired Companies and a third party other than a Party to this Agreement after the Closing, the Acquired Companies may control and assert the attorney-client privilege and the expectation of client confidence to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP to such third party; provided, however, that the Acquired Companies may not waive such privilege without the prior written consent of Seller.

Section 9.11 Fees and Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with or related to this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated. Filing fees incurred in connection with applications and filings under the HSR Act or any Antitrust Law shall be borne by Purchaser.

Section 9.12 No Recourse. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Seller Entities or any officer, director, employee, Representative or investor of any Party hereto.

Section 9.13 Purchaser Release. Except as contemplated by Article VII or in the case of Actual Fraud, from and after the Closing, Purchaser agrees, on behalf of itself, its subsidiaries and its Affiliates (and, from and after the Closing, shall cause, and shall be deemed through execution of this Agreement to have caused, the Acquired Companies, their respective subsidiaries and Affiliates to agree), that none of Seller, their Affiliates, their current or former officers and directors or any of their respective Representatives, whether in any individual, corporate, or any other capacity (the “Seller

Released Parties”) shall have any liability or responsibility to Purchaser nor any of the Acquired Companies for (and Purchaser hereby unconditionally irrevocably waives, acquits, remises, discharges and forever releases, on behalf of itself and its Affiliates (and from and after the Closing shall cause, and shall be deemed through execution of this Agreement to have caused, the Acquired Companies to unconditionally irrevocably waive, acquit, remise, discharge and forever release), Seller Released Parties from) any and all obligations or Liabilities of any kind or nature whatsoever whether in the capacity as an equityholder of the Acquired Companies or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral or otherwise at Law or in equity: (a) arising out of, or relating to, the organization, management or operation of the businesses of the Acquired Companies relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) relating to this Agreement and the transactions contemplated hereby, except, in the case of Seller, for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms, (c) arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Schedules and Exhibits hereto or in any Transaction Document or certificate contemplated hereby and delivered in connection herewith, except, in the case of Seller, with respect to the covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms, or (d) relating to any information, documents or materials furnished by or on behalf of the Acquired Companies or Seller, including the Proprietary Information (as defined in the Confidentiality Agreement).

Section 9.14 Seller Release. Except as contemplated by Article VII or in the case of Actual Fraud, from and after the Closing, Seller agrees, on behalf of itself, its subsidiaries and its Affiliates, that none of Purchaser, the Sponsors, the Acquired Companies, their Affiliates, their current or former officers and directors or any of their respective Representatives, whether in any individual, corporate, or any other capacity (the “Purchaser Released Parties”) shall have any liability or responsibility to Seller nor any of the Seller Related Parties for (and Seller hereby unconditionally irrevocably waives, acquits, remises, discharges and forever releases, on behalf of itself and its Affiliates, Purchaser Released Parties from) any and all obligations or Liabilities of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral or otherwise at Law or in equity: (a) arising out of, or relating to, the organization, management or operation of the businesses of the Acquired Companies relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) relating to this Agreement and the transactions contemplated hereby, except, in the case of Purchaser, for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms, (c) arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Schedules and Exhibits hereto or in any Transaction Document or certificate contemplated hereby and delivered in connection herewith, except, in the case of Purchaser, with respect to the covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms, or (d) relating to any information, documents or materials furnished by or on behalf of the Acquired Companies or Purchaser.

Section 9.15 Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Letter or in this Agreement, the information and disclosures contained in any section or subsection of the Disclosure Letter shall be deemed to be disclosed and incorporated by reference only with respect to such indicated section or subsections of the Disclosure Letter, except to the extent that it is reasonably apparent from the face of such disclosure that such exception, qualification or disclosure also applies to another section or subsection of the Disclosure Letter, as though fully set forth in such other section. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. The inclusion of any item on the Disclosure Letter shall not constitute an admission by Seller of the Company that such item is or is not material and shall not be deemed to constitute an admission of any liability by Seller or the Company to any third party.

Section 9.16 Financing Sources Matters. Notwithstanding anything herein to the contrary, Seller, on behalf of itself and its subsidiaries, hereby (a) agrees that the Financing Sources will not have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the Transactions or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 9.16 will limit the liability or obligations of the Debt Financing Sources party to the Debt Commitment Letter in connection with the Debt Commitment Letter, the Debt Financing Documents and/or the Debt Financing to Purchaser (and its successors and assigns) or the other parties to the Debt Commitment Letter), (b) agrees that the Debt Commitment Letter, the Debt Financing Documents and/or the Debt Financing and any dispute arising under, out of, in connection with or related in any manner to the Debt Commitment Letter, the Debt Financing Documents and/or Debt Financing will be governed by and construed in accordance with the laws of the State of New York to the extent specified therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of law, (c) irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any ligation directly or indirectly arising out of the Debt Commitment Letter, the Debt Financing Documents and/or the Debt Financing or the performance of services in respect thereof or thereunder, (d) agrees (without limiting the foregoing clause (a)) not to bring any suit, action or proceeding against the Financing Sources or which may arise pursuant to the Debt Commitment Letter, the Debt Financing Documents and/or the Debt Financing or the performance of services in respect thereof or thereunder in any forum other than the United States District Court for the Southern District of New York located in the Borough of Manhattan or any New York State court sitting in the Borough of Manhattan, and Seller on behalf of itself and its subsidiaries and the Acquired Companies irrevocably consent to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and agrees that it will not, and will not support any of its Affiliates in bringing, any suit, action or proceeding in any other court and (e) the Financing Sources are express and intended third party beneficiaries of this Section 9.16 and Section 8.2(e). Notwithstanding anything to the contrary contained herein, any amendment, modification, waiver or termination of this Section 9.16, Section 8.2(e) or the definition of “Debt Financing Sources” or “Financing Sources” (or any other provision of this Agreement to the extent such modification, waiver or termination would modify the substance of such Sections or such definition) that is adverse to any Financing Source will not be effective without the prior written consent of such Financing Source. This Section 9.16 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 9.16 will survive any termination of this Agreement.

Section 9.17 Waivers. Any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such waiver will be valid only if set forth in a written instrument executed and delivered by such Party. No failure or delay of a Party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 9.18 No Presumption Against Drafting Party. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

NN, Inc.

By:	/s/ Warren A. Veltman
Name:	Warren A. Veltman
Title:	President and CEO

PRECISION ENGINEERED PRODUCTS HOLDINGS, INC.

By:	/s/ Matthew S. Heiter
Name:	Matthew S. Heiter
Title:	Vice President and Secretary

ASP NAVIGATE ACQUISITION CORP.

By:	/s/ Eric Schondorf
Name:	Eric Schondorf
Title:	Vice President and Secretary

Signature Page to Purchase Agreement

ANNEX I

CERTAIN DEFINITIONS

For the purposes of this Agreement, the following capitalized terms will have the meanings set forth below (which will apply equally to both the singular and plural forms of such terms):

“2019 Bonus and Incentive Compensation Amount” has the meaning set forth in Section 6.10(f).

“Accessed Party” has the meaning set forth in Section 6.7(c).

“Accounting Principles” means (i) the accounting principles, policies, procedures, categorizations, methods, practices, and techniques set out in Annex III (the “Specific Policies”); (ii) to the extent not addressed in paragraph (i) above and only to the extent in accordance with GAAP, the accounting principles, methods, practices and policies actually applied in the balance sheet as at December 31, 2019 forming part of the Consolidated Financial Statements in the Annual Report on Form 10-K filed by Seller with the U.S. Securities and Exchange Commission on March 16, 2020; and (iii) to the extent not otherwise addressed in paragraphs (i) and (ii) above, GAAP. For the avoidance of doubt, paragraph (i) shall take precedence over paragraph (ii) and paragraph (iii), and paragraph (ii) shall take precedence over paragraph (iii).

“Acquired Business” has the meaning set forth in the Recitals.

“Acquired Business Assets” means assets that are primarily related to, or used solely in connection with, the Acquired Business as conducted by Seller and its Affiliates prior to the Closing.

“Acquired Companies Transaction Expenses” means, to the extent not paid by Seller or the Acquired Companies before the Closing, the amount of all fees, costs and expenses incurred by the Acquired Companies prior to Closing in connection with this Agreement and planning, negotiation or consummation of the Transactions, including the Reorganization, including (i) all fees, costs and expenses of legal counsel, advisors, investment bankers, accountants, auditors, consultants or other experts in connection with the transactions contemplated hereby (including all broker’s and finder’s fees incurred by the Acquired Companies in connection with the Transactions) and (ii) any payments due by the Acquired Companies to current or former employees, directors, officers or independent contractors of the Acquired Companies or their respective Affiliates as a result of the consummation of the Transactions, including any change of control payments, sale bonuses or retention obligations, any severance obligations arising prior to the Closing (excluding, for the avoidance of doubt, any amounts payable under arrangements entered into by Purchaser), and, in each case, all employer-paid payroll taxes related thereto. For the avoidance of doubt, in no event shall “Acquired Companies Transaction Expenses” include (x) fees and expenses incurred by Acquired Companies on behalf or at the direction of Purchaser or any of its Affiliates (including, if applicable, any fees and expenses relating to Purchaser’s and/or its Affiliates’ financing arrangements), (y) any Indebtedness or (z) any Current Liabilities taken in account in the determination of Net Working Capital.

“Acquired Company” or “Acquired Companies” has the meaning set forth in the Recitals.

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“Acquired Company Employee” means each individual who is set forth in Schedule 3.13(a) of the Disclosure Letter and who is employed by an Acquired Company immediately prior to the Closing Date (which Schedule 3.13(a), unless otherwise consented to in writing by Purchaser, shall include (i) each then current Seller employee who has historically provided services primarily to the Acquired Business, (ii) each then current Seller employee who primarily provides services to Seller’s Automation Engineering Solutions center located in Wellington, Ohio and (iii) any other employee as may be mutually agreed in writing by Seller and Purchaser prior to the Closing Date), whether salaried or hourly and including individuals on layoff, furlough or medical, educational, personal, family, paid time off or other authorized leave of absence, but excluding employees on long-term or short-term disability.

“Acquired Company Employee Plan” means each Seller Employee Plan that is maintained or sponsored solely by an Acquired Company for the benefit of Acquired Company Employees (or any dependent or beneficiary thereof).

“Acquired Company Proprietary Information” has the meaning set forth in Section 6.1(a).

“Acquired Insurance Policies” has the meaning set forth in Section 6.9(c).

“Acquired IP” has the meaning set forth in Section 3.17(b).

“Acquired Shares” has the meaning set forth in the Recitals.

“Acquired Subsidiaries” has the meaning set forth in the Recitals.

“Acquisition Representation” has the meaning set forth in Section 9.10.

“Action” means any suits, claims, actions, investigation, suit, proceedings, or arbitrations.

“Actual Fraud” of a Party means, an intentional misrepresentation of a material fact, with actual knowledge of its falsity and intent to induce reliance thereon, which constitutes common law fraud (and not constructive fraud) under the laws of the State of Delaware with respect to the making of the representations and warranties pursuant to Article III and Article IV, or any of the certificates delivered pursuant to Section 2.3(b) and Section 2.3(b).

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person; provided, that no portfolio company of, controlled or managed by, American Securities LLC or its Affiliates shall be deemed Affiliates of Purchaser. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. For the avoidance of doubt, each of the Acquired Companies is an Affiliate of Seller prior to the Closing and, in all respects, for purposes of the representations and warranties of Seller and the Acquired Companies set forth in Article III.

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“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” shall have the meaning set forth in Section 5.6.

“Annual Financial Statements” means the unaudited financial statements of the Acquired Business (including the balance sheet and results of operations) for the twelve-month periods ended December 31, 2019 and December 31, 2018.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 or any other similar applicable Law that prohibits corruption or bribery.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state, foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, or restraint of trade or restraint of trade or lessening of competition through merger or acquisition.

“Bankruptcy and Equity Exception” shall mean the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and any implied covenant of good faith and fair dealing.

“Base Consideration” has the meaning set forth in Section 1.2(a).

“Benefit Continuation Period” has the meaning set forth in Section 6.10(a).

“Brainin Pricing Agreement” has the meaning set forth in Section 5.14.

“Branded Materials” has the meaning set forth in Section 6.5(a).

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in both New York, New York and Charlotte, North Carolina.

“CARES ACT” means the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified).

“Carve-Out Audited Financials” means the audited consolidated financial statements of the Acquired Companies representing the Acquired Business consisting of balance sheets as of December 31, 2019 and December 31, 2018 and statements of operations and comprehensive income (loss) and statements of changes in shareholders’ equity and cash flows for each of the fiscal years ended December 31, 2019 and December 31, 2018.

“Claim Notice” has the meaning set forth in Section 7.5(a).

“Closing” has the meaning set forth in Section 1.3(a).

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“Closing Cash” means, as of the Reference Time, the aggregate amount of all cash, checks, money orders, marketable securities, short-term instruments, certificates of deposit and other cash equivalents, funds in time and demand deposits, of the Acquired Companies, on a consolidated basis, determined in accordance with the Accounting Principles. Notwithstanding anything to the contrary set forth herein, such amounts (i) shall be calculated without duplication of any amount included in the definition of Net Working Capital, (ii) shall (A) be reduced for cash related to checks, wire transfers or drafts issued by the Acquired Companies to the extent such checks, wire transfers or drafts have not cleared as of the Reference Time and (B) not include the amount of all restricted cash, including escrowed cash or cash deposits of the Company or its subsidiaries held by third parties or cash deposits of third parties delivered to the Acquired Companies by third parties (all amounts of which, for the avoidance of doubt, shall not be included as Current Assets or Current Liabilities), in each case, determined in accordance with the Accounting Principles and (iii) shall include all received checks, wire transfers and drafts deposited or pending deposit or in transit for the account of the Acquired Companies as of the Reference Time. Notwithstanding the foregoing, in the case of Closing Cash held in China, the amount of “Closing Cash” held in China shall be reduced by 7.9% if such Closing Cash held in China may be subject to Tax or other cost of transferring or repatriating such Cash as a dividend to the Acquired Companies. For the avoidance of doubt, “Closing Cash” shall not include any Current Assets taken into account in determining Net Working Capital. Closing Cash shall be reduced for any payments made between the Reference Time and Closing which are not captured as a deduction to Purchase Price through either a liability in Net Working Capital, Acquired Companies Transaction Expenses or Closing Indebtedness.

“Closing Date” has the meaning set forth in Section 1.3(a).

“Closing Indebtedness” means, as of the Reference Time, the consolidated Indebtedness of the Acquired Companies, determined in accordance with the Accounting Principles, without giving effect to the transactions contemplated hereby. Closing Indebtedness does not include (i) any indebtedness or obligations owed to another Acquired Company by an Acquired Company, (ii) any indebtedness incurred by, on behalf of, or at the direction of, Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement or (iii) any Indebtedness under the Credit Facility to the extent the obligations of the Acquired Companies under the Credit Facility are released in connection with the Closing. For the avoidance of doubt, any Indebtedness incurred through Closing shall be deemed incurred as of the Reference Time.

“Closing Statement” has the meaning set forth in Section 1.3(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collection Costs” has the meaning set forth in Section 8.2(d).

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company IT Assets” has the meaning set forth in Section 3.17(b).

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“Company Offerings” means all Products marketed, sold or serviced by any Acquired Company.

“Confidentiality Agreement” has the meaning set forth in Section 6.1(b).

“Consolidated Return” means the U.S. federal income Tax Return required to be file with respect to the Parent Group and with respect to each state, local or foreign jurisdiction, a consolidated, combined, or unitary Tax Return with respect to the Parent Group (or a portion thereof that includes the Acquired Company).

“Contagion Event” means the outbreak or ongoing effects of any contagious disease, epidemic or pandemic (including COVID-19).

“Continuing Claims” has the meaning set forth in Section 6.9(a).

“Continuing Employees” has the meaning set forth in Section 6.10(a).

“Contract” means all written agreements, contracts, instruments, options, leases and subleases, purchase orders, warranties, notes, bonds, mortgages, indentures, obligations, arrangements, commitments, undertakings, understandings and licenses (other than this Agreement and the other Transaction Documents) that are related to the Acquired Business as of the Closing, or to which any of the Acquired Companies are subject.

“Credit Facility” means the Second Amended and Restated Credit Agreement dated as of December 19, 2019, by and among NN, Inc., the lenders from time to time party thereto and Truist Bank (successor by merger to Suntrust Bank) as administrative agent, and the agents, lenders and guarantors party thereto from time to time, and as may be further amended, restated, amended and restated, supplemented and/or otherwise modified in accordance with its terms prior to the Closing Date.

“Current Assets” means, as of the Reference Time, the current assets of the Acquired Companies (as reflected on the asset line items listed in the Sample Working Capital Calculation) determined in accordance with the Accounting Principles. Notwithstanding the foregoing, “Current Assets” will not include or take into account (A) Closing Cash or (B) any amounts that qualify as deferred Tax assets and any income or franchise Tax assets.

“Current Liabilities” means, as of the Reference Time, the current liabilities (as reflected on the liabilities line items listed in the Sample Working Capital Calculation), determined in accordance with the Accounting Principles. Notwithstanding the foregoing, “Current Liabilities” will not include or take into account (A) any Closing Indebtedness, (B) any Acquired Companies Transaction Expenses or (C) any amounts that qualify as deferred Tax liabilities and any income or franchise Tax liabilities.

“D&O Indemnified Parties” shall have the meaning set forth in Section 5.11(b).

“Debt Commitment Letter” has the meaning set forth in Section 4.4.

“Debt Financing” shall have the meaning set forth in Section 4.4.

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“Debt Financing Commitments” shall have the meaning set forth in Section 4.4.

“Debt Financing Sources” has the meaning set forth in Section 6.1(c).

“Delayed-Transfer Assets” shall have the meaning set forth in Section 5.1(b).

“DGCL” shall have the meaning set forth in Section 4.10.

“Disclosing Party” has the meaning set forth in Section 6.1(c).

“Disclosure Letter” has the meaning set forth in the introduction to Article III.

“Dispositions” has the meaning set forth in Section 5.2(ii).

“DOJ” has the meaning set forth in Section 5.3(b).

“Dollars” or “$” means the lawful currency of the U.S., and all references to monetary amounts herein will be in Dollars unless otherwise specified herein.

“East Providence Equipment” has the meaning set forth in Section 5.14.

“East Providence Facility” has the meaning set forth in Section 5.14.

“East Providence Supply Agreement Term” has the meaning set forth in Section 5.14.

“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, hypothecation, security interest, easement or other similar restriction (other than those created under applicable securities Laws). For the avoidance of doubt, Encumbrances will not include any non-exclusive licenses of Intellectual Property.

“Environmental Law” means any Law regarding pollution or protection of the environment or natural resources, including for the avoidance of doubt those relating to the release or threatened release of any Hazardous Materials into the environment, or to the distribution, use, treatment, storage, disposal, transport handling of, or exposure to Hazardous Materials.

“Equity Commitment Letter” has the meaning set forth in the Recitals.

“Equity Financing” has the meaning set forth in Section 4.4.

“Equity Financing Commitments” has the meaning set forth in Section 4.4.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with Seller or any of its subsidiaries and that, together with Seller or any of its subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

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“Estimated Acquired Companies Transaction Expenses” has the meaning set forth in Section 1.3(b).

“Estimated Closing Cash” has the meaning set forth in Section 1.3(b).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.3(b).

“Estimated Net Working Capital” has the meaning set forth in Section 1.3(b).

“Estimated Purchase Price” shall mean: (i) the Base Consideration; (ii) increased by the Estimated Closing Cash, if any; (iii) increased by the amount (if any) the Estimated Net Working Capital exceeds the Target Net Working Capital or decreased by the amount (if any) the Estimated Net Working Capital is less than the Target Net Working Capital; (iv) decreased by the Estimated Acquired Companies Transaction Expenses; and (v) decreased by the Estimated Closing Indebtedness.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Books and Records” means any books and records relating to the Acquired Business that cannot be transferred under applicable Law.

“Excluded Products Business” means the manufacture of those certain products set forth on Exhibit B.

“Fee Letter” has the meaning set forth in Section 4.4.

“Final Purchase Price” has the meaning set forth in Section 1.5(e).

“Final Tax Basis Amount” means the Tax Basis Amount, determined in accordance with the methodology used to prepare Exhibit F, as of December 31, 2020.

“Financial Statements” means the Annual Financial Statements (or the Carve-Out Audited Financials from the time that become available), and the Interim Financial Statements.

“Financing” has the meaning set forth in Section 4.4.

“Financing Commitment Letters” has the meaning set forth in Section 4.4.

“Financing Commitments” has the meaning set forth in Section 4.4.

“Financing Sources” means the Persons that have entered, will enter into or are otherwise party from time to time to debt commitment letters (including the Debt Financing Commitment), credit agreements or agreements with Purchaser or any of its Affiliates in connection with the Debt Financing, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Debt Financing, and their respective Affiliates and their and their respective Affiliates’ general or limited partners, direct or indirect shareholders, managers, members, Representatives, successors and assigns.

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“Food and Drug Laws” means the United States Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. §§ 301 et seq.), and similar or related Laws relating to medical devices or components of medical devices.

“FTC” has the meaning set forth in Section 5.3(b).

“GAAP” means generally accepted accounting principles in the U.S. as in effect from time to time.

“Governmental Entity” has the meaning set forth in Section 3.5(b).

“Hazardous Materials” means any substance, material, or waste defined, classified, characterized, or otherwise regulated as hazardous, toxic or as a pollutant or contaminant, or words of similar meaning, by any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means without duplication, the outstanding principal amount of, accrued and unpaid interest on, and any fees, costs, expenses, penalties and other payment obligations (including any prepayment premiums payable as a result of the consummation of the Transactions) arising under, any obligations of any Acquired Company, including: (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money including with respect to deposits or advances of any kind (including, without limitation, the Credit Facility, any unpaid principal, premium, accrued and unpaid interest, prepayment or similar penalties and expenses, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) indebtedness evidenced by any note, bond, mortgage, debenture, deed of trust or other similar instrument, (iii) obligations under any interest rate, currency protection agreement or similar swap, cap, collar or other hedging agreements, assuming such agreements were terminated minus any amounts payable to any Acquired Company in connection with such termination (which may be a positive or negative number), (iv) the principal or face amount of banker’s acceptances, surety bonds, performance bonds, or letters of credit (in each case to the extent drawn), (v) obligations for payables to Seller and its Affiliates (other than payables pursuant to ordinary course commercial arrangements and payables that will be settled prior to Closing as contemplated by this Agreement), including for accrued and unpaid dividends and other distributions, (vi) obligations under capital leases or other leases, in each case set forth on Annex I.A of the Company Disclosure Schedule, and which are classified by any Acquired Company as a balance sheet liability in the Financial Statements or are required to be classified by any Acquired Company as a balance sheet liability in accordance with GAAP, (vii) any Liabilities for deferred payments under real property leases solely to the extent that any such Liabilities are not included in Net Working Capital, (viii) any liability of the Company and its subsidiaries related to prior acquisitions, including any deferred consideration, “earn-out” or contingent payments, (ix) any accrued but unpaid severance obligations owed to any former Acquired Company Employee, (x) any accrued but unpaid retention bonuses, including any unpaid spot bonuses payable pursuant to Schedule 5.2(vii) of the Disclosure Letter, (xi) any payments by any Acquired Company to any employee or independent contractor or other service provider at any time on or prior to the Closing, that have been deferred as permitted under the CARES Act and the amount of Taxes that otherwise

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would have been required to be withheld and paid in connection with such amounts, (xii) the Reduced Salary Amount and the 2019 Bonus and Incentive Compensation Amount pursuant to Section 6.10(e) and Section 6.10(f), respectively, only to the extent that such amounts have accrued or otherwise remain unpaid by Seller or the Acquired Companies as of the Reference Time and (xiii) the Tax Liability Amount and (xiv) any indebtedness or obligations of a type described in the foregoing clauses (i)-(xiii) of any Person which is either guaranteed by or otherwise a liability of any of the Acquired Companies. For the avoidance of doubt, “Indebtedness” shall not include any Acquired Companies Transaction Expenses or any Current Liabilities taken into account in the determination of Net Working Capital.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Indemnifying Party” has the meaning set forth in Section 7.5(a).

“Indemnitees” means Purchaser Indemnitees and Seller Indemnitees.

“Independent Accountant” has the meaning set forth in Section 1.5(d).

“Insurance Policies” has the meaning set forth in Section 3.14.

“Intellectual Property” means all worldwide intellectual property rights, including all rights in (i) patents; (ii) copyrights (including copyrights in software) and works of authorship; (iii) Trademarks; (iv) trade secrets, corresponding rights in confidential information and other non-public, proprietary information (whether or not patentable), know-how, methods, processes, inventions and algorithms (collectively, “Trade Secrets”); (v) registrations and applications, including continuations, divisionals, continuations in part, provisionals, renewals, reexaminations and any rights equivalent to any of the foregoing, including (x) all rights received under any license or other arrangement with respect to the foregoing, (y) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing and (z) all rights to apply for or register any of the foregoing rights.

“Interim Financial Statements” means the unaudited balance sheet and statement of operations and comprehensive income(loss) of the Acquired Business as of and for the six months ended June 30, 2020.

“Inventions” has the meaning set forth in Section 6.6(a).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all hardware, systems, databases, code, websites, applications, software, networks and information technology assets and infrastructure.

“Knowledge” or any similar phrase means, (i) with respect to Seller, the Company and the Acquired Companies, the actual knowledge of the individuals set forth in Annex I.B of the Disclosure Letter after reasonable inquiry of each such Person’s direct reports who routinely deal with subject matter relevant to the applicable matter in question in the ordinary course of their duties, and (ii) with respect to Purchaser, the actual knowledge of the individuals set forth in Schedule A of the Purchaser Disclosure Letter and which shall in no event encompass constructive, imputed or any similar concept of knowledge.

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“Law” means any statute, law, treaty, ordinance, regulation, directive, rule, code, executive order, injunction, judgment, decree, writ, or other requirement, including any successor provisions thereof, of any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.15(b).

“Lender Related Parties” has the meaning set forth in Section 8.2(e).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, matured or unmatured, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Lookback Date” means (x) with respect to the Paragon Companies, May 7, 2018, and (y) with respect to all Acquired Companies other than the Paragon Companies, January 1, 2017.

“Losses” means judgments, settlements, assessments, losses, damages, fines, penalties, Taxes, costs or expenses (including reasonable legal, accounting and other costs and expenses of professionals).

“made available” (or words of similar import) means that, on or before 11:59 p.m., New York City time, Seller has posted, or caused to be posted, complete and correct copies of such materials to the virtual data room managed by Seller (i) on the Business Day immediately preceding the date of this Agreement or (ii) to the extent this Agreement contemplates the delivery of such materials after the date of this Agreement, on such other day as permitted or required by this Agreement; provided, that Purchaser will have been granted access through one or more of its Representatives to such virtual data room prior to such time in connection with the Transactions.

“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on or with respect to (x) the Acquired Companies’ ability to perform their obligations under this Agreement or to consummate the transactions hereby on the terms set forth herein, or (y) the business, properties, assets, results of operation or financial condition of the Acquired Business, in any case, taken as a whole, provided that, in the case of clause (y) only, no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the United States economy or the financial, debt, capital, credit or securities markets in the United States or in other countries where the Acquired Companies have material operations, (ii) general changes or developments in the industries in which the Acquired Companies operate, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees, joint venture partners or

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similar relationships of the Acquired Companies, or the performance of this Agreement and the Transactions contemplated hereby, including compliance with the covenants set forth herein (other than the obligations of the Acquired Companies to operate in the ordinary course of business pursuant to Section 5.2 and to obtain regulatory approvals pursuant to Section 5.3) and any action taken or omitted to be taken by the Acquired Companies at the request of or with the consent of Purchaser, (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any Contagion Event or any Order in response thereto, or any worsening of such matters existing as of the date hereof, (vii) any change in the price or trading volume of the shares of common stock of Seller or the credit rating of Seller, (viii) any failure by Seller to meet any published analyst estimates or expectations of Seller’s or the Acquired Companies’ revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Seller or the Acquired Companies to meet their internal or published projections, budgets, plans or forecasts of revenues, earnings or other financial performance or results of operations, in and of itself, or (ix) any actions taken by Purchaser or any of its Affiliates or Representatives after the date of this Agreement; except in the cases of clauses (i), (ii) or (iv), to the extent that the Acquired Companies, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries or geographies in which the Acquired Companies operate (in which case solely the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect). For the avoidance of doubt, any event, development, change, effect or occurrence shall not be taken into account when determining whether a Material Adverse Effect has occurred to the extent it negatively affects the Seller-Retained Subsidiaries or the Seller-Retained Business but not the Acquired Companies or the Acquired Business.

“Material Contract” has the meaning set forth in Section 3.8(a).

“Material Customers” has the meaning set forth in Section 3.9.

“Material Permits” has the meaning set forth in Section 3.6(a).

“Material Suppliers” has the meaning set forth in Section 3.9.

“Net Working Capital” means, as of the Reference Time, (i) the Current Assets minus (ii) the Current Liabilities, calculated in accordance with the Accounting Principles.

“Notice of Disagreement” has the meaning set forth in Section 1.5(b).

“NWC Adjustment” has the meaning set forth in Section 1.2(b)(i).

“OFAC” has the meaning set forth in Section 3.20.

“Order” means any writ, judgment, decision, decree, award, order, injunction, ruling or similar order of any federal, state or local court or Governmental Entity, in each case that is preliminary or final.

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“Organizational Documents” mean, with respect to any Person (other than an individual), (i) the articles or certificate of incorporation and the bylaws of a corporation, (ii) the partnership agreement and any statement of partnership of a general partnership, (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company, and (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, in each case as amended and in effect.

“Owned Real Property” has the meaning set forth in Section 3.15(a).

“Paragon Companies” means PMG Intermediate Holding Corporation and its direct and indirect subsidiaries.

“Parent Group” means (i) the “affiliated group” as defined in Code section 1504(a) of which Seller is a member, and (ii) with respect to each state, local or foreign jurisdiction in which Seller is included as a member in a consolidated, combined, or unitary Tax Return and in which the Acquired Companies are subject to Tax, the group with respect to which such Tax Return is filed.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Permits” means any consent, approval, authorization, qualification, license, franchise, registration, certificate, order or permit of any Governmental Entity primarily related to, or solely used in, the Acquired Business necessary for each of the Acquired Companies to own, lease and operate its properties and to carry its business as currently conducted.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that (x) are not yet due and payable, (y) the validity or amount of which is being contested in good faith and, in each case, for which adequate reserves have been established and are maintained in accordance with GAAP; (ii) Encumbrances of landlords and liens of carriers, workmen, repairmen, warehousemen, mechanics, carrier and materialmen arising in the ordinary course of business securing payments not yet due and payable (or that are being contested in good faith by appropriate proceedings that are promptly instated and conducted and for which adequate reserves have been established and are maintained in accordance with GAAP) and that are not, individually or in the aggregate, material to the business, operations or condition (financial or otherwise) of the Acquired Companies; (iii) all pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation, in each case, relating to obligations not yet due and payable and which would not, individually or in the aggregate, be material to the Acquired Business or the validity or amount of which is being contested in good faith by appropriate proceedings; (iv) Encumbrances identified on title policies or preliminary title reports or other documents or writings included in the public records and any zoning, building codes and other applicable land use Laws regulating the use or occupancy of the Real Property or the activities conducted thereon, which are not violated by the current use and operation of such Real Property or the operation of the Acquired Business or any violation of which would not result in liability to any of Acquired Companies; (v) Encumbrances on Real Property (including easements, covenants, conditions, rights of way and similar restrictions) that (A) are matters of public record or (B) would be disclosed by a current, accurate survey or title

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insurance policy, and in the case of (A) or (B), do not materially interfere with the present use, occupancy or operation of such Real Property or materially impact the value of such Real Property; (vi) Encumbrances that will be released prior to or as of the Closing, including pursuant to the Credit Facility; (vii) Encumbrances arising under any applicable securities Laws; (viii) Encumbrances arising under any of the Transaction Documents; (ix) any nonexclusive licenses entered into in the ordinary course of business consistent with past practice; and (xi) Encumbrances set forth on Annex I.C.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

“Personal Information” means (i) information defined as “personal data” or “personally identifiable information”, “PII”, or any similar term by applicable Law or by any Acquired Company in any of its privacy policies, notices or contracts and (ii) all information that identifies, could be used to identify or is otherwise associated with an individual natural person or device, whether or not such information is associated with an identified individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“Phase-Out Period” has the meaning set forth in Section 6.5(b).

“Post-Closing Statement” has the meaning set forth in Section 1.5(a).

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning on or after the Closing Date.

“Pre-Closing Matters” has the meaning set forth in Section 6.9(b).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“PRC Transaction Tax” has the meaning set forth in Section 6.3(a).

“Privacy Laws” means any and all applicable Laws and self-regulatory guidelines relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the California Consumer Privacy Act (CCPA), Lei Geral de Proteção de Dados (LGPD), General Data Protection Regulation, Regulation 2016/679/EU (GDPR) and any and all applicable Laws relating to breach notification in connection with Personal Information.

“Product” means each product offered, distributed or sold by, or on behalf of, the Acquired Companies.

“Proprietary Information” has the meaning set forth in Section 6.1(b).

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“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchase Price Deficit Amount” has the meaning set forth in Section 1.5(g).

“Purchase Price Excess Amount” has the meaning set forth in Section 1.5(f).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser 401(k) Plan” has the meaning set forth in Section 6.10(c).

“Purchaser Covenant Parties” has the meaning set forth in Section 6.6(b).

“Purchaser Disclosure Letter” has the meaning set forth in the introduction to Article IV.

“Purchaser Group” has the meaning set forth in Section 5.3(a).

“Purchaser Indemnitees” has the meaning set forth in Section 7.2(a).

“Purchaser Material Adverse Effect” has the meaning set forth in Section 2.3(a).

“Purchaser Related Parties” has the meaning set forth in Section 8.2(e).

“Purchaser Released Parties” has the meaning set forth in Section 9.14.

“Purchaser Termination Fee” has the meaning set forth in Section 8.2(b).

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Leases” has the meaning set forth in Section 3.15(b).

“Receiving Party” has the meaning set forth in Section 6.1(c).

“Reduced Salary Amount” has the meaning set forth in Section 6.10(e).

“Reference Time” shall mean 11:59 p.m. New York City time on the date immediately preceding the Closing Date, provided that, with respect to the Tax Liability Amount, it shall mean 11:59 p.m. New York City time on the Closing Date.

“Related Party Contracts” has the meaning set forth in Section 3.22.

“Reorganization” has the meaning set forth in Section 2.2(b).

“Reorganization Plan” has the meaning set forth in Section 5.1(a).

“Representatives” means, with respect to any Person, any director, manager, officer, agent, employee, general partner, member, equityholder, consultant, advisor or other representative of such Person, including legal counsel, accountants, investment bankers and financial advisors.

“Required Funds” shall have the meaning set forth in Section 4.4.

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“Required Information” means (i) the Carve-Out Audited Financials and (ii) unaudited consolidated financial statements of the Acquired Business consisting of balance sheets and statements of operations and comprehensive income (loss) as of June 30, 2020, and, in the case of the statements of cash flows, for the period from January 1, 2020 to June 30, 2020 (and each subsequent fiscal quarter ended thereafter and at least 50 days prior to the Closing Date).

“Sample Working Capital Calculation” means the calculation of Net Working Capital set forth on Annex II.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Reports” means all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case filed or furnished on or prior to the date hereof by Seller with the SEC since December 31, 2018 through the date hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Account” has the meaning set forth in Section 1.4(b)(i).

“Seller Confidentiality Agreement” has the meaning set forth in Section 6.1(d).

“Seller Covenant Parties” has the meaning set forth in Section 6.6(a).

“Seller Employee Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other deferred compensation, pension, retirement, employment, consulting, profit-sharing, bonus, commission, stock option, stock purchase, restricted stock, incentive (whether cash, equity or equity-based), deferred compensation, health and welfare, fringe benefit, vacation or paid leave, retiree medical or retiree life insurance, supplemental retirement, change in control, and severance or other benefit plan, program or arrangement (excluding, in each case, any plan, policy, program, agreement or arrangement which is required to be maintained by applicable Law), in each case, (i) that is maintained, sponsored or contributed to by Seller or any of its subsidiaries, or (ii) with respect to which Seller or its subsidiaries could reasonably be expected to have any Liability, in each case, (x) in which any Acquired Company Employee participates or has rights to current or future payments or benefits or (y) with respect to which any Acquired Company could reasonably be expected to have any Liability upon or following the Closing.

“Seller Guarantees” has the meaning set forth in Section 5.9(c).

“Seller Indemnitees” has the meaning set forth in Section 7.3(a).

“Seller Notice Period” has the meaning set forth in Section 1.5(b).

“Seller Proprietary Information” has the meaning set forth in Section 6.1(b).

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“Seller Released Parties” has the meaning set forth in Section 9.13.

“Seller-Retained Assets” means all assets of Seller and its Affiliates other than the Acquired Business Assets.

“Seller-Retained Business” means any business of Seller or any of its Affiliates, including the Excluded Products Business, other than the Acquired Business.

“Seller-Retained Subsidiaries” means all the subsidiaries of Seller other than the Acquired Companies.

“Seller-Retained Trademarks” means the Trademarks set forth on Annex I.D.

“Seller Shares” has the meaning set forth in Section 4.10.

“Seller’s Insurance Policies” has the meaning set forth in Section 6.9(b).

“Shared Contracts” has the meaning set forth in Section 5.9(a).

“Sponsors” has the meaning set forth in the Recitals.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“subsidiary” or “subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership (limited or general), joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Target Net Working Capital” means $70,000,000 (Seventy Million Dollars).

“Tax” or “Taxes” means all federal, provincial, state, local, municipal, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, social security, excise, severance, stamp, occupation, property, windfall profits or other tax of any kind or any change of any kind in the nature of (or similar to) taxes, levies, fees, or assessments imposed by a Governmental Entity, together with any interest and any penalties, or additions to tax imposed with respect thereto, whether disputed or not.

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“Tax Basis Amount” means the aggregate U.S. federal income tax basis of the Acquired Companies, set forth on Exhibit F, as of December 31, 2020.

“Tax Basis Adjustment Amount” means 26% multiplied by the net present value (computed using an 8% discount rate, compounded annually) of the reduction of the aggregate tax basis of the assets of the Acquired Companies to the extent that the Final Tax Basis Amount is less than the Final Tax Basis Amount, determined in accordance with the methodology set forth on Exhibit F.

“Tax Claim” has the meaning set forth in Section 6.3(f).

“Tax Liability Amount” shall mean (i) the amount of unpaid state or local franchise or income Taxes of the Acquired Companies for a Pre-Closing Tax Period, which amounts shall not include (x) any Taxes that are required to be shown on a Consolidated Return of a Parent Group, (y) any deferred Tax liabilities, and (z) any Taxes reserved under ASC 740 or ASC 450 in accordance with GAAP.

“Tax Return” means any return, declaration, report, and forms filed or required to be filed with a Governmental Entity under applicable Law with respect to Taxes, including any amendments thereof, and schedules and attachments thereto.

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Terminating Intercompany Agreements” has the meaning set forth in Section 5.8.

“Termination Date” has the meaning set forth in Section 8.1(c).

“Third Party Claim” has the meaning set forth in Section 7.5(a).

“Trademarks” means all trademarks, service marks, logos and design marks, trade dress, trade names, domain names, fictitious and other business names, brand names, and product and technology designations, and other indicia of commercial source or origin (whether registered, arising under common law or statutory law or otherwise) and general intangibles of a like nature, together with all goodwill associated with any of the foregoing.

“Transaction Documents” means this Agreement, the Disclosure Letter, the Purchaser Disclosure Letter, the Transition Services Agreement, the Financing Commitments, the Equity Commitment Letter, and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Schedules and Exhibits hereto and thereto.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means any statutory, governmental, federal, state, local, municipal, foreign and other transfer, documentary, real estate transfer, mortgage recording, sales, use, value added, stamp, duty, registration, gross receipts, excise, and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest), excluding, for the avoidance of doubt, any income, capital gain or similar Taxes.

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“Transition Services Agreement” means the transition services agreement, between NN, Inc. and ASP Navigate Acquisition Corp., substantially the form attached hereto as Exhibit D.

“Treasury Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code.

“WARN Act” has the meaning set forth in Section 3.13(f).

“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

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Exhibit A – Acquired Companies

1.	Precision Engineered Products LLC

2.	Boston Endo-Surgical Technologies LLC

3.	Lacey Manufacturing Company LLC

4.	Connecticut Plastics LLC

5.	Trigon International LLC

6.	Matrix I LLC d/b/a/ microPEP

7.	NN Life Sciences – Vandalia, LLC

8.	Med-Aide Design Group, LLC

9.	NN Life Sciences Design & Development, LLC

10.	PMG Intermediate Holding Corporation

11.	PMG Acquisition Corporation

12.	Paragon Medical, Inc.

13.	Paragon Medical International, Inc.

14.	Paragon Medical Device (Changzhou) Co., Ltd.

15.	Paragon Acquisition Corp.

16.	Paragon Medical Europe S a.r.l.

17.	Platinum Surgical Instruments, Inc.

18.	MLV 68 Sp. z.o.o.

19.	Paragon Siechnice Sp. z.o.o.

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